Exhibit 99.2

Royal Bank of Canada reports results for the third quarter of 2008

The financial information in this document is in Canadian dollars and is based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.

Third quarter 2008 compared to third quarter 2007

•	Net income of $1,262 million, down 10% from $1,395 million
•	Diluted earnings per share (EPS) of $.92, down $.14 from $1.06
•	Revenue of $5,912 million, up 8% from $5,480 million
•	Impact of writedowns – Revenue: $498 million

– Net income: $263 million, EPS: $.20

•	Return on common equity (ROE) of 19.4%, down 500 basis points from 24.4%
•	Tier 1 capital ratio of 9.5%

First nine months of 2008 compared to first nine months of 2007

•	Net income of $3,435 million, down 18% from $4,168 million
•	Diluted EPS of $2.57, down $.61 from $3.18
•	Revenue of $16,513 million, down 2% from $16,847 million
•	Impact of writedowns – Revenue: $1,782 million

– Net income: $886 million, EPS: $.68

•	ROE of 18.7%, down 640 basis points from 25.1%

TORONTO, August 28, 2008 – Royal Bank of Canada (RY on TSX & NYSE) today reported net income of $1,262 million for the third quarter ended July 31, 2008, down $133 million or 10% from a year ago and up $334 million or 36% from last quarter. We had strong results in Canadian Banking, Wealth Management, Insurance and certain businesses in Capital Markets. Earnings over last year were reduced by writedowns of $498 million before-tax ($263 million after-tax and compensation adjustments), as well as higher provisions for credit losses largely in our U.S. banking operations.

“We have been able to effectively manage our costs, while seizing revenue opportunities and investing for future growth. Our record revenue and solid performance through difficult market conditions demonstrate the strength of our diversified businesses. I am confident we have the right strategies and disciplines in place for long-term success,” said Gordon M. Nixon, President and CEO.

Table of contents

1	Third quarter highlights
2	Management’s discussion and analysis
2	Caution regarding forward-looking statements
2	About Royal Bank of Canada
3	Selected financial highlights
4	Economic and market review and 2008 Outlook
4	Financial performance
13	Quarterly results and trend analysis
14	Accounting matters and controls
14	Business segment results
15	Key performance and non-GAAP measures
17	Canadian Banking
18	Wealth Management
19	Insurance
20	International Banking
22	Capital Markets
23	Corporate Support
24	Results by geographic segment
25	Financial condition
25	Selected balance sheet information
26	Risk management
38	Capital management
41	Off-balance sheet arrangements
41	Related party transactions
42	Interim Consolidated Financial Statements
46	Notes to the Interim Consolidated Financial Statements
71	Shareholder information

2        Royal Bank of Canada        Third Quarter 2008

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three- and nine-month periods ended July 31, 2008, compared to the corresponding periods in the prior fiscal year and the three-month period ended April 30, 2008. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements and related notes and our 2007 Annual Report to Shareholders (2007 Annual Report). This MD&A is dated August 28, 2008. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Additional information about us, including our 2007 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (SEC) website at sec.gov.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this document, in other filings with Canadian regulators or the SEC, in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our medium-term and 2008 objectives, our strategic goals and priorities, and the economic and business outlook for us, for each of our business segments and for the Canadian, United States and international economies. Forward-looking statements are typically identified by words such as “believe,” “expect,” “forecast,” “anticipate,” “intend,” “estimate,” “goal,” “plan” and “project” and similar expressions of future or conditional verbs such as “will,” “may,” “should,” “could,” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our objectives, strategic goals and priorities will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include credit, market, operational, liquidity and funding risks, and other risks discussed in the Risk management section and in our 2007 Annual Report; general business and economic conditions in Canada, the United States and other countries in which we conduct business, including the impact from the continuing volatility in the U.S. subprime and related markets and lack of liquidity in financial markets; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar, British pound and Euro; the effects of changes in government monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; changes in accounting standards, policies and estimates, including changes in our estimates of provisions and allowances; our ability to attract and retain key employees and executives; changes to our credit ratings; and development and integration of our distribution networks.

We caution that the foregoing list of important factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management section and in our 2007 Annual Report in the Risk management and Additional risks that may affect future results sections.

Information contained in or otherwise accessible through the websites mentioned does not form part of this document. All references in this document to websites are inactive textual references and are for your information only.

About Royal Bank of Canada

Royal Bank of Canada (RY on TSX & NYSE) and its subsidiaries operate under the master brand name of RBC. We are Canada’s largest bank as measured by assets and market capitalization and one of North America’s leading diversified financial services companies. We provide personal and commercial banking, wealth management services, insurance, corporate and invest-

ment banking, and transaction processing services on a global basis. We employ approximately 75,000 full- and part-time employees who serve more than 17 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 46 other countries. For more information, please visit rbc.com.

Royal Bank of Canada        Third Quarter 2008        3

Selected financial highlights

	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except per share, number of and percentage amounts)	2008	2008	2007	2008	2007
Total revenue	$5,912	$4,954	$5,480	$16,513	$16,847
Provision for credit losses (PCL)	334	349	178	976	528
Insurance policyholder benefits, claims and acquisition expense	553	548	343	1,717	1,536
Non-interest expense	3,272	2,970	3,165	9,362	9,380
Net income before income taxes and non-controlling interest in subsidiaries	1,753	1,087	1,794	4,458	5,403
Net income	$1,262	$928	$1,395	$3,435	$4,168
Segments – net income (loss)
Canadian Banking	$709	$604	$596	$1,986	$1,748
Wealth Management	186	182	177	549	582
Insurance	137	104	103	330	340
International Banking	(16)	38	87	53	221
Capital Markets	269	13	360	586	1,106
Corporate Support	(23)	(13)	72	(69)	171
Net income	$1,262	$928	$1,395	$3,435	$4,168
Selected information
Earnings per share (EPS) – basic	$.93	$.70	$1.07	$2.60	$3.22
Earnings per share (EPS) – diluted	$.92	$.70	$1.06	$2.57	$3.18
Return on common equity (ROE) (1)	19.4%	15.6%	24.4%	18.7%	25.1%
Return on risk capital (RORC) (2)	31.1%	26.0%	36.9%	30.9%	37.9%
Net interest margin (NIM) (3)	1.42%	1.37%	1.32%	1.39%	1.33%
Specific PCL to average net loans and acceptances	.47%	.54%	.29%	.48%	.31%
Gross impaired loans (GIL) as a % of loans and acceptances	.76%	.70%	.38%	.76%	.38%
Capital ratios and multiples (4)
Tier 1 capital	9.5%	9.5%	9.3%	9.5%	9.3%
Total capital	11.7%	11.5%	11.4%	11.7%	11.4%
Assets-to-capital multiple	19.4X	20.1X	20.5X	19.4X	20.5X
Selected balance sheet and other information
Total assets	$636,792	$627,471	$604,582	$636,792	$604,582
Securities	176,377	175,352	190,219	176,377	190,219
Retail loans	190,669	181,802	165,554	190,669	165,554
Wholesale loans	81,603	77,822	67,245	81,603	67,245
Deposits	409,091	399,425	376,325	409,091	376,325
Average common equity (1)	25,400	23,550	22,250	24,000	21,850
Average risk capital (2)	15,750	14,150	14,700	14,550	14,500
Risk-adjusted assets (4)	254,189	249,242	250,197	254,189	250,197
Assets under management (AUM)	248,400	173,100	159,900	248,400	159,900
Assets under administration (AUA) – RBC (5)	649,600	612,800	627,500	649,600	627,500
– RBC Dexia IS (6)	2,803,900	2,697,000	2,843,400	2,803,900	2,843,400
Common share information
Shares outstanding (000s) – average basic	1,323,293	1,287,245	1,272,913	1,294,946	1,273,246
– average diluted	1,340,239	1,298,069	1,288,227	1,308,387	1,289,947
– end of period	1,338,308	1,294,084	1,275,780	1,338,308	1,275,780
Dividends declared per share	$.50	$.50	$.46	$1.50	$1.32
Dividend yield	4.4%	4.2%	3.2%	4.2%	3.2%
Common share price (RY on TSX) – close, end of period	$47.25	$48.02	$54.09	$47.25	$54.09
Market capitalization (TSX)	63,235	62,142	69,007	63,235	69,007
Business information (number of)
Employees (full-time equivalent) (7)	73,773	66,748	65,537	73,773	65,537
Bank branches	1,729	1,648	1,524	1,729	1,524
Automated teller machines	4,897	4,634	4,377	4,897	4,377
Period average US$ equivalent of C$1.00 (8)	$.988	$.994	$.937	$.994	$.889
Period-end US$ equivalent of C$1.00	.977	.993	.937	.977	.937

(1)	Average common equity and ROE are calculated using month-end balances for the period.
(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. For further discussion on Average risk capital and RORC, refer to the Key performance and non-GAAP measures section.
(3)	NIM is calculated as Net interest income divided by Average assets. Average assets are calculated using methods intended to approximate the average of the daily balances for the period.
(4)	Commencing the first quarter of 2008, capital ratios and risk-adjusted assets are calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI) under the new Basel II framework. Comparative capital ratios and risk-adjusted assets are calculated using guidelines issued by the OSFI under the Basel I framework. Effective the second quarter of 2008, the OSFI amended the treatment of the general allowance in the calculation of Assets-to-capital multiple under Basel II. Comparative multiples have not been revised. For further discussion about Basel II, refer to the Capital management section.
(5)	AUA – RBC has been revised effective the first quarter of 2008 to include mutual funds sold through our Canadian branch network. Comparative amounts have been revised to reflect this change.
(6)	AUA – RBC Dexia IS represents the total AUA of the joint venture as at June 30, 2008, of which we have a 50% ownership interest.
(7)	Effective the first quarter of 2008, we have excluded statutory holiday pay for part-time employees from our full-time equivalent (FTE) calculation consistent with our management reporting framework. All comparative amounts reflect the change to the FTE calculation.
(8)	Average amounts are calculated using month-end spot rates for the period.

4        Royal Bank of Canada        Third Quarter 2008

Economic and market review and 2008 Outlook

Canada

Economic growth in Canada remained moderate during the calendar quarter. Low unemployment and wage growth increasing at a faster rate than inflation continued to support consumer spending and business investment. Consumer and business lending growth weakened in the first part of the year as a result of financial market volatility and tightening credit conditions. The Canadian dollar also weakened slightly during the quarter. The Bank of Canada held the overnight rate steady at 3.0% due to inflationary concerns.

Canada’s economy is expected to outperform the U.S. economy for the remainder of the 2008 calendar year as revenue growth reflecting high commodity prices should partially offset the low volume growth on U.S. exports. Moderate wage growth should continue to support Canadian consumer spending. We expect the Bank of Canada will hold the overnight rate steady for the remainder of 2008 given the growing concerns about inflationary expectations. The Canadian dollar is forecast to trade slightly below parity with the U.S. dollar as the U.S. Federal Reserve appears to be at the end of its rate-cutting cycle. The Canadian economy is now expected to grow at 1.2% in 2008, down from our projected 1.6% at May 29, 2008, 1.7% at February 29, 2008, and 2.2% at November 29, 2007, and slower than the 2.7% actual growth in 2007, which reflects an anticipated further deterioration in net exports as a result of a weak U.S. economy.

United States

The U.S. economy progressed moderately in the second calendar quarter, largely as a result of the fiscal stimulus package used to inject liquidity into the U.S. financial system. However, the U.S. economy continued to be affected by tightening credit conditions and the economy appeared more vulnerable due to job losses, a slumping housing market, financial failures, inflation and weak consumer spending. The U.S. Federal Reserve held the federal funds rate steady at 2.0%.

We anticipate that the U.S. economy will remain weak for the remainder of 2008, amid tightening credit conditions and continuing housing market weakness. We expect the U.S. Federal Reserve will hold interest rates unchanged as slow economic growth helps counter the inflation pressures emanating from higher commodity prices. The U.S. economy is now expected to grow at 1.5% in 2008, up from our projected 1.2% at May 29, 2008, and 1.4% at February 29, 2008, down from our projected 2.2% at November 29, 2007, and slower than the 2.0% actual growth in 2007.

Other global economies

Growth in certain global economies moderated during the calendar quarter, due in part to weak U.S. demand but also due to tightening credit conditions amid the ongoing weakness in global financial markets. Most major equity markets remained volatile, reflecting the tightening credit conditions and weak growth prospects, as writedowns and losses from U.S. subprime mortgages and related products persisted.

Global economic growth this year is expected to slow, taking into account the dampening effects of continued financial market volatility and weakening U.S. demand. Nonetheless, growth in emerging economies is expected to moderate only slightly due to robust local demand supported by strong local economic conditions.

Financial markets volatility

Financial markets are likely to remain volatile in Canada, the U.S. and globally for the remainder of the calendar year, reflecting ongoing concerns about the stability of the U.S. housing market and related financial assets such as subprime mortgages. As well, there remains considerable uncertainty about the near-term course for interest rates with many central banks confronting both rising inflationary pressures and weakening economic growth.

Financial performance

We reported net income of $1,262 million for the third quarter ended July 31, 2008, down $133 million, or 10%, from a year ago. Diluted EPS were $.92, down 13% over the same period. ROE was 19.4%, compared to 24.4% a year ago. Our results were impacted by writedowns of $498 million in Capital Markets, Corporate Support and International Banking as described further in the Impact of market environment section below. The writedowns were partly offset by a related $130 million reduction of income taxes and $105 million of related compensation adjustments, resulting in a decrease in net income of $263 million (EPS of $.20). Higher provisions for credit losses, primarily in our U.S. banking businesses, and higher costs in support of business growth also contributed to the decrease. These factors were partly offset by revenue growth in certain capital markets businesses, driven by increased market volatility and lower interest rates, and strong volume growth in our banking-related businesses, the impact of which was partially offset by spread compression.

Compared to the first nine months of 2007, net income of $3,435 million decreased $733 million, or 18%, and nine-month diluted EPS of $2.57 were down $.61, or 19%. Nine-month ROE was 18.7%, compared to 25.1%. Our results primarily reflected writedowns of $1,782 million, partly offset by a related $483 million reduction of income taxes and $413 million of related compensation adjustments, resulting in a decrease in net income of $886 million (EPS of $.68). Higher provisions for credit losses, primarily in our U.S. banking businesses, also contributed to the decrease. These factors were partly offset by growth in certain capital markets businesses and strong volume growth in our banking-related businesses, the impact of which was partially offset by spread compression.

Compared to the second quarter of 2008, net income of $1,262 million increased $334 million, or 36%, and diluted EPS of $.92 were up $.22, or 31%. ROE was 19.4%, compared to 15.6%. Our results largely reflected lower writedowns in Capital Markets and Corporate Support, along with strong volume growth in our banking-related businesses, partly offset by higher variable compensation commensurate with improved business performance.

Royal Bank of Canada        Third Quarter 2008        5

Impact of market environment

The weak market environment continued through the third quarter of 2008, resulting in writedowns of $498 million ($263 million after-tax and related compensation adjustments). The writedowns included losses within certain held-for-trading (HFT) portfolios and the writedowns of available-for-sale (AFS) securities to fair value that were determined to be other-than-temporarily impaired. Of this, $342 million ($153 million after-tax and related compensation adjustments) related to Capital Markets, $103 million ($77 million after-tax) related to Corporate Support, which includes treasury activities, and $53 million ($33 million after-tax) related to International Banking.

The writedowns related to U.S. subprime and Alt-A assets and non-subprime U.S. asset-backed securities (ABS), as well as losses on bank-owned life insurance (BOLI) contracts in our

U.S. Insurance and Pension solutions business. The writedowns were marginally offset by gains on the increase in fair value of our liabilities designated as HFT as a result of our credit spreads widening over the second quarter.

Upon acquiring securities, we classify them either as HFT or AFS. For HFT securities, we reflect changes in fair value in Non-interest income – Trading Revenue. For AFS securities, we reflect unrealized changes in fair value in Accumulated other comprehensive income (AOCI), a component of shareholders’ equity. If realized or considered to be other-than-temporarily impaired in value, we reflect changes in fair value in Non-interest income – Net (loss) gain on available-for-sale securities. Generally, once securities are classified as HFT or AFS, the classification cannot be changed.

Summary of writedowns

	For the three months ended			For the nine months ended
	July 31	April 30	January 31	July 31
(C$ millions)	2008	2008	2008	2008
Capital Markets
U.S. subprime
Hedged with MBIA	$173	$204	$79	$456
CDOs of ABS, RMBS and other	97	87	209	393
U.S. auction rate securities (ARS)	25	184	28	237
U.S. Municipal guaranteed investment contracts (GIC)	27	142	92	261
U.S. commercial mortgage-backed securities (CMBS)	12	21	22	55
U.S. Insurance and Pension solutions	8	76	–	84
	$342	$714	$430	$1,486
Corporate Support
U.S. subprime, Alt-A and other RMBS	103	140	–	243
International Banking
U.S. Alt-A and Agency preferred stock	53	–	–	53
Total pre-tax and related compensation adjustments	$498	$854	$430	$1,782
Compensation adjustments	105	176	132	413
Income taxes	130	242	111	483
Total after-tax and compensation adjustments	$263	$436	$187	$886

Capital Markets

U.S. subprime – hedged with MBIA

	As at July 31, 2008					Writedowns
	Underlying exposure		Credit protection through CDS		Fair value of MBIA protection after writedowns (2)	For the three months ended July 31 2008	For the nine months ended July 31 2008
(C$ millions)	Principal/ notional	Fair value	Cash collateralized	MBIA insured (1)
Subprime residential mortgage-backed securities (RMBS)	$1,108	$438
Subprime collateralized debt obligations (CDOs) of asset-backed securities (ABS)	1,077	17
Non-subprime (CDOs of corporate names)	2,757	2,350
Total	$4,942	$2,805	$583	$4,420	$1,035	$173	$456

(1)	The counterparty is a subsidiary of MBIA Inc., a monoline insurance provider with a financial strength rating of A2 (Negative Outlook) by Moody’s Investors Services as at June 19, 2008 and AA (Negative Outlook) by Standard & Poor’s as at August 14, 2008.
(2)	The fair value is included in Other – Derivatives.

Capital Markets writedowns of $173 million in the quarter resulted from declines in fair value of credit default swaps (CDS) with monoline insurer MBIA Inc. that represent credit protection purchased to hedge our credit risk exposure to super-senior (AAA) tranches of structured credit transactions, expected recovery rates on the underlying assets and other parameter inputs. As noted in the table above, the credit protection with MBIA covers both subprime and non-subprime related assets. For information on monoline insurance on non-subprime assets, refer to the Financial Stability Forum disclosures section.

6        Royal Bank of Canada        Third Quarter 2008

U.S. subprime – CDOs of ABS, RMBS and other

	As at July 31, 2008		Writedowns
(C$ millions)	Principal/ notional	Fair value (1), (2)	For the three months ended July 31 2008	For the nine months ended July 31 2008
CDOs of ABS	$ 735	$ 121	$ 45	$ 384
Other subprime RMBS	(140)	61	52	9
Total	$ 595	$ 182	$ 97	$ 393

(1)	The fair value is included in Securities – Trading and Other – Derivatives.
(2)	Net on balance sheet amount of trading-related securities.

Capital Markets writedowns of $97 million in the quarter related to declines in fair value of subprime CDOs of ABS and RMBS. These holdings include $460 million notional value of predominantly AAA-rated tranches of RBC-sponsored CDOs hedged by monoline insurer ACA Capital Holdings Inc. (ACA). As the fair value of the monoline insurance contract with ACA was written down to a nominal amount in the first quarter of 2008, the underlying exposures of CDOs of ABS hedged by ACA are shown as exposures to CDOs of ABS in the table above. The Other subprime RMBS principal/notional amount represents a net short exposure (liability).

U.S. ARS

	As at July 31, 2008		Writedowns
(C$ millions)	Principal	Fair value (1)	For the three months ended July 31 2008	For the nine months ended July 31 2008
Student loan ARS	$ 3,554	$ 3,354	$ 25	$ 237
Closed-end funds and municipal ARS	175	175	–	–
Total	$ 3,729	$ 3,529	$ 25	$ 237

(1)	The fair value is included in Securities – Trading.

Capital Markets writedowns of $25 million in the quarter resulted from declines in fair value of our trading positions of ARS, based on market prices and a models-based approach to valuations.

U.S. ARS are issued through variable interest entity (VIE) trusts in the U.S. financial markets. The VIEs hold long-term assets and fund them with long-term debt that trades at short-term debt prices, with an interest rate reset every week to 35 days. These securities are issued by municipalities, student loan authorities and other sponsors through bank-managed auctions. We participate as remarketing agent in the ARS market.

As at July 31, 2008, the fair value of the auction rate securities we hold on our balance sheet is $3.5 billion, of which $3.4 billion are backed by student loan collateral. The average yield on our holdings is above our funding costs. Approximately 90% of our inventory is rated AAA. In terms of student loan auction rate securities that we hold, approximately 88% of the supporting student loan collateral is guaranteed under the U.S. government Federal Family Education Loan Program.

In addition to amounts shown in the table above, we sold $1.5 billion of the ARS in our trading inventory into off-balance sheet special purpose entities to which we provide liquidity facilities during the second and third quarters of 2008. Of this amount, $465 million was sold during the third quarter and the purchase of the ARS by the SPE was financed by a loan from us and the loan is secured by various assets of the SPE. These transactions are reflected at fair value and are not included in the amounts shown in the table above. For further details on VIEs, refer to the Structured finance VIEs in the Off-balance sheet arrangements section and to Note 9 to our unaudited Interim Consolidated Financial Statements.

In addition to ARS described above, certain of our retail clients hold ARS in their accounts. We are currently in discussions with U.S. regulators to address the lack of liquidity of ARS held in certain client accounts and to develop and implement a program to provide or enhance the liquidity of such holdings. We continue to review and evaluate the impact of these developments.

U.S. Municipal GIC

	As at July 31, 2008		Writedowns
(C$ millions)	Principal	Fair value (1)	For the three months ended July 31 2008	For the nine months ended July 31 2008
Agency MBS (2)	$ 2,078	$ 2,011	$ (3)	$ 103
Agency discount notes and bonds	547	550	1	(1)
Non-agency MBS (AAA or Alt-A)	271	197	(2)	60
Federal, municipal and corporate bonds	206	177	2	27
	$ 3,102	$ 2,935	$ (2)	$ 189
GIC liability and hedge gains and losses			29	72
Total			$ 27	$ 261

(1)	The fair value is included in Securities – Trading.
(2)	Includes Federal Home Loan Mortgage Corporation (Freddie Mac) and Federal National Mortgage Association (Fannie Mae).

Royal Bank of Canada        Third Quarter 2008        7

In our U.S. Municipal GIC business, we issue GICs for cash received from municipalities, generally in situations where a municipality has issued debt and does not have immediate needs for the proceeds. The GIC liabilities are of various durations averaging approximately 18 months and the payments are swapped to floating rate. We then invest the cash received from the municipalities primarily in MBS, both agency and non-agency (refer to table above).

Capital Markets writedowns of $27 million in the quarter resulted from losses mostly related to our GIC liabilities and related hedges. As at July 31, 2008, the fair value of the investment portfolio supporting our U.S. Municipal GIC business was $2.9 billion, down from $3.3 billion as at April 30, 2008, due to net maturities, sales and a decline in value of certain positions.

U.S. CMBS

	As at July 31, 2008		Writedowns
(C$ millions)	Principal	Fair value (1)	For the three months ended July 31 2008	For the nine months ended July 31 2008
Corporate loans and CMBS	$795	$732	$12	$55

(1)	The fair value is included in Loans – Wholesale.

In our U.S. CMBS business, we originate commercial mortgages in the U.S. market and warehouse them until such time as there is an opportunity to securitize them for a fee through issuance of CMBS or to sell them in the whole loan market. Loans originated to be securitized are classified as HFT while those to be sold in the whole loan market are classified as loans and receivables and carried at amortized cost.

Capital Markets recognized a loss of $12 million in the quarter due both to credit deterioration and reduced liquidity in the CMBS issuance market. As at July 31, 2008, the fair value of our inventory was $732 million.

U.S. Insurance and Pension solutions

	As at July 31, 2008		Writedowns
(C$ millions)	Notional (1)	Fair value (1)	For the three months ended July 31 2008	For the nine months ended July 31 2008
BOLI stable value contracts	$8,073	$6,703	$8	$84

(1)	Notional value represents the total amount of investment value protected under stable value contracts and is reported under stable value products in Note 14 of our unaudited Interim Consolidated Financial Statements. Fair value represents the current estimate of fair value of the investments referenced under the stable value contracts.

Our U.S. Insurance and Pension solutions business in Capital Markets provides stable value contracts on BOLI policies purchased by banks on groups of eligible employees. The BOLI purchaser pays premiums to the insurance company, and the premiums are then invested in a portfolio of eligible assets. While the insurance is in place, the purchaser receives tax-exempt earnings linked to the performance of the underlying assets and also receives death benefits as they arise.

The stable value wraps provided by our U.S. Insurance and Pension solutions business reduce the volatility of the tax-free earnings stream received by purchasers of BOLI on the assets in their policy. If a purchaser were to surrender (terminate early) its BOLI policy, the terms of the stable value contract generally require us to make up the difference between the notional and fair value of the assets inside the policy. The purchaser would receive a payment for this difference in value, but also would be taxed on the surrender value, forfeit the tax-exempt income stream, and may be exposed to unhedged long-term tax deferred liabilities.

As at July 31, 2008, the difference between the notional value and fair value of our BOLI contracts was $1,370 million ($1,141 million as at April 30, 2008). This represents the loss that would be recognized if all insurance contracts were surrendered on that date. Capital Markets recognized writedowns of $8 million in the quarter, reflecting both the value of the assets underlying investment portfolios of the policies and our estimate of the policyholders surrendering their policies.

8        Royal Bank of Canada        Third Quarter 2008

Other segments (1)

U.S. subprime, Alt-A and other RMBS, and Agency preferred stock

	As at July 31, 2008		Writedowns
(C$ millions)	Principal	Fair value	For the three months ended July 31 2008	For the nine months ended July 31 2008
Held-for-trading
Alt-A and other RMBS	$519	$425	$15	$88
Available-for-sale
Subprime RMBS	346	201	23	81
Alt-A RMBS	1,250	931	79	88
Agency preferred stock	77	36	39	39
Total	$2,192	$1,593	$156	$296
By Segment
Corporate Support (2)	$1,461	$1,031	$103	$243
International Banking (3)	731	562	53	53
Total	$2,192	$1,593	$156	$296

(1)	Other segments includes Corporate Support and International Banking.
(2)	Corporate Support includes the following principal values: HFT of $519 million, AFS subprime RMBS of $243 million and AFS Alt-A RMBS of $699 million.
(3)	International Banking includes the following principal values: AFS subprime RMBS of $103 million, AFS Alt-A RMBS of $551 million and Agency preferred stock of $77 million.

Corporate Support and International Banking hold various securities in trading and investment AFS based portfolios in support of their respective treasury related activities and objectives. These holdings include securities which are mainly super-senior (AAA) tranches of U.S. subprime, Alt-A and other non-agency RMBS, as well as preferred stock of Freddie Mac and Fannie Mae. During the quarter there were no purchases or sales of these securities.

The writedowns of $156 million in the current quarter largely reflected writedowns of $102 million of several AFS subprime and Alt-A RMBS to fair value that were determined to be other-than-temporarily impaired. This determination was based on quantitative analysis and consideration of other market and security-specific factors. The writedowns also included $39 million related to Agency preferred stock held in International Banking and a $15 million loss reflecting the mark-to-market of HFT RMBS in Corporate Support. Refer to Note 3 to our unaudited Interim Consolidated Financial Statements for further details on total impairment loss recognized.

Unrealized gains and losses on AFS securities

As detailed in Note 3 to our unaudited Interim Consolidated Financial Statements, as at July 31, 2008, we had gross unrealized gains and losses on AFS securities of $431 million and $977 million, respectively. This is reflected in the net unrealized loss on AFS securities of $397 million after-tax, which has been deducted from shareholders’ equity. Our AFS portfolios include government debt (largely Canadian, U.S. and other Organisation of Economic Co-operation and Development members), corporate and other debt, MBS, equities, ABS, and loan substitute securities with an aggregate amortized cost of $39,425 million and fair value of $38,879 million. Refer to our unaudited Interim Consolidated Financial Statements of Comprehensive Income and to our unaudited Interim Consolidated Financial Statements of Changes in Shareholders’ Equity for details regarding Other comprehensive income (OCI) and Accumulated other comprehensive income (AOCI), respectively.

Year-to-date performance vs. 2008 objectives

We established our 2008 objectives in November 2007 based on our economic and business outlooks for 2008 at that time. While we acknowledged that early 2008 would be challenging, with continued market volatility and slower economic growth, we did not anticipate these conditions to persist for as long as they have nor the impact to be as broad.

Year-to-date progress towards our objectives has been affected largely by the writedowns, higher provisions for credit losses in U.S. banking and spread compression. Our capital position remains strong with a Tier 1 capital ratio of 9.5%, well above our objective of greater than 8%.

For 2008, we expect our Tier 1 capital ratio will remain well above our 8%+ objective. Market conditions have significantly impacted our ability to meet our other performance objectives, and markets continue to reflect liquidity and pricing pressures. We hold trading and certain other investment assets at fair value, with the value determined using market prices or valuation models that depend on assumptions regarding market conditions. As a result, the fair value of these assets and their impact on our financial results will depend on future market developments. Though we face near-term challenges, we remain focused on delivering long-term growth to our shareholders.

	2008 Objectives	Nine-month performance
1. Diluted earnings per share (EPS) growth	7% – 10%	(19)%
2. Defined operating leverage (1)	> 3%	(1.8)%
3. Return on common equity (ROE)	20%+	18.7%
4. Tier 1 capital ratio (2)	8%+	9.5%
5. Dividend payout ratio	40% – 50%	58%

(1)	Our defined operating leverage is a non-GAAP measure and refers to the difference between our revenue growth rate (as adjusted) and non-interest expense growth rate (as adjusted). For further information, refer to the Key performance and non-GAAP measures section.
(2)	Calculated using guidelines issued by the OSFI under the new Basel II framework.

Royal Bank of Canada        Third Quarter 2008        9

Key corporate events of 2008

Alabama National BanCorporation (ANB): On February 22, 2008, International Banking completed the acquisition of ANB, which added 103 branches and strengthened our retail distribution by growing our footprint to over 430 locations throughout the U.S. Southeast. Our third quarter reflects a full quarter of ANB results.

Phillips, Hager & North Investment Management Ltd. (PH&N): On May 1, 2008, Wealth Management completed the acquisition of PH&N, which added $68 billion in assets under management. Our third quarter reflects a full quarter of PH&N results.

New Insurance segment: Effective May 1, 2008, we created our Insurance business segment, formerly a business under Canadian Banking, which provides a wide range of creditor, life, health, travel, home and auto insurance products and services to individual and business clients in Canada and the U.S., as well as reinsurance for clients globally. Concurrent with the realignment, we renamed our U.S. & International Banking segment International Banking.

RBTT Financial Group (RBTT): On June 16, 2008, International Banking completed the acquisition of RBTT, which added 82 branches and expanded our retail banking operations in the Caribbean. As RBTT results are reported on a one-month lag basis, our third quarter reflects RBTT results from June 16, 2008 to June 30, 2008.

Ferris, Baker Watts, Incorporated (FBW): On June 20, 2008, Wealth Management completed the acquisition of FBW, a full service broker-dealer with approximately 330 financial consultants and 42 branch offices in eight states and the District of Columbia. Our third quarter reflects FBW results from June 20, 2008 to July 31, 2008.

Subsequent to the quarter-end

Richardson Barr & Co.: On August 5, 2008, Capital Markets completed the acquisition of Richardson Barr & Co., a leading Houston-based energy advisory firm specializing in acquisitions and divestitures in the exploration and production sector.

Visa Inc. initial public offering (Visa IPO)

In the second quarter of 2008, we incurred a net loss of $20 million ($17 million after-tax) in respect of our shares of Visa Inc., including those that were subject to mandatory redemption in connection with the Visa IPO in the current quarter. This includes a net loss of $35 million ($29 million after-tax)

recognized by Canadian Banking on its shares that were subject to mandatory redemption, representing the difference between the price at which we recorded the shares when they were received on October 3, 2007, upon the reorganization of Visa Canada, and the Visa IPO price. International Banking recognized a gain of $15 million on its shares at the time of the Visa IPO. We continue to hold approximately 2.9 million shares of two different classes of Visa Inc. shares, which have been and will continue to be recorded at their initial cost until the sale and transfer restrictions associated with them expire three years from the date of the Visa IPO. We have recorded them as AFS at an average cost of approximately US$52.

Impact of U.S. vs. Canadian dollar

Our U.S. dollar-denominated consolidated results are impacted by fluctuations in the U.S. dollar/Canadian dollar exchange rate.

The Canadian dollar exchange rate appreciated 5% on average compared to the third quarter of 2007, resulting in minimal impact on the translated value of our U.S. dollar-denominated net income.

The Canadian dollar exchange rate appreciated 12% on average compared to the first nine months of 2007, resulting in a $5 million decrease on the translation of our U.S. dollar-denominated net income.

	Change in the three months ended	Change in the nine months ended
(C$ millions, except per share amounts)	Q3 2008 vs. Q3 2007	Q3 2008 vs. Q3 2007
Canadian/U.S. dollar exchange rate (average)
July 31, 2008	.988	.994
July 31, 2007	.937	.889
Percentage change in average US$ equivalent of C$1.00 (1)	5%	12%
Increased (decreased) total revenue	$(55)	$(340)
Increased (decreased) non-interest expense	(50)	(305)
Increased (decreased) net income	–	(5)
Increased (decreased) basic EPS	$–	$–
Increased (decreased) diluted EPS	$–	$–

(1)	Average amounts are calculated using month-end spot rates for the period.

Certain of our business segment results are also impacted by fluctuations in the U.S. dollar, Euro and British pound exchange rates. For further details, refer to the Business segment results section.

10        Royal Bank of Canada        Third Quarter 2008

Total revenue

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2008	2008	2007	2008	2007
Interest income	$5,910	$6,375	$6,745	$19,076	$19,766
Interest expense	3,609	4,166	4,780	12,425	14,062
Net interest income	$2,301	$2,209	$1,965	$6,651	$5,704
Investments (1)	$1,209	$1,121	$1,156	$3,471	$3,296
Insurance (2)	857	800	590	2,498	2,265
Trading	148	(273)	546	241	1,924
Banking (3)	787	690	701	2,234	2,034
Underwriting and other advisory	243	163	309	622	916
Other (4)	367	244	213	796	708
Non-interest income	$3,611	$2,745	$3,515	$9,862	$11,143
Total revenue	$5,912	$4,954	$5,480	$16,513	$16,847
Additional information
Total trading revenue (5)
Net interest income – related to trading activities	$226	$242	$(31)	$530	$(213)
Non-interest income – trading revenue	148	(273)	546	241	1,924
Total	$374	$(31)	$515	$771	$1,711
Total trading revenue by product
Interest rate and credit	$84	$(328)	$284	$(112)	$880
Equities	181	191	153	516	586
Foreign exchange and commodities	109	106	78	367	245
Total	$374	$(31)	$515	$771	$1,711

(1)	Includes securities brokerage commissions, investment management and custodial fees, and mutual fund revenue.
(2)	Includes premiums, investment and fee income.
(3)	Includes service charges, foreign exchange revenue other than trading, card service revenue and credit fees.
(4)	Includes other non-interest income, net (loss) gain on AFS securities and securitization revenue.
(5)	Total trading revenue comprises trading-related revenue recorded in Net interest income and Non-interest income. Total trading revenue includes revenue from cash and related derivatives.

Q3 2008 vs. Q3 2007

Total revenue increased $432 million, or 8%, from a year ago, primarily due to higher insurance-related revenue and strong volume growth in our banking businesses, which was driven by the successful execution of our growth initiatives and continued expansion activities, including acquisitions. These factors were partially offset by writedowns due to the current market environment.

Net interest income increased $336 million, or 17%, largely due to strong growth and lower funding costs on certain trading positions and strong loan and deposit growth partially offset by spread compression.

Investments-related revenue increased $53 million, or 5%, mainly due to our acquisitions of PH&N and FBW and growth in fee-based client assets. These factors were partially offset by lower transaction volumes in our full service brokerage businesses resulting from weak new issue activity due to market conditions.

Insurance-related revenue increased $267 million, or 45%, from the prior year. For a detailed discussion regarding our third quarter 2008 revenue, refer to the Insurance segment section.

Trading revenue decreased $398 million from a year ago. Total trading revenue was $374 million, down $141 million, or 27%, from a year ago, largely due to writedowns resulting from the current market environment. Included in the decrease was a cumulative adjustment related to the gains on changes in fair value of deposit liabilities designated as HFT as a result of the widening of our credit spreads. This adjustment related to refinements in our valuation models reflecting management actions and assumption changes. The decrease was partly offset by stronger trading results in certain fixed income, equity derivatives and foreign exchange trading businesses driven by increased market volatility and lower interest rates. For a detailed discussion regarding our third quarter 2008 writedowns, refer to the Impact of market environment in the Financial performance section.

Banking revenue was up $86 million, or 12%, from a year ago, mainly due to improved results in our syndicated finance business, higher foreign exchange revenue due to increased transaction volumes and increased service fees.

Underwriting and other advisory revenue decreased $66 million, or 21%, from a year ago, mainly due to weak equity origination activity and lower mergers and acquisitions (M&A) activities.

Other revenue was up $154 million, or 72%. The increase was primarily due to gains related to the change in fair value of certain derivatives related to economic hedges, higher gains on credit derivative contracts recorded at fair value used to economically hedge our corporate lending portfolio and gains related to securitization activity. These factors were partially offset by writedowns in Corporate Support and International Banking.

Q3 2008 vs. Q3 2007 (Nine months ended)

Total revenue decreased $334 million, or 2%, from a year ago, primarily due to writedowns resulting from the current market environment. Weak equity and debt origination activities and the negative impact of the strong appreciation of the Canadian dollar on the translation of our U.S. dollar-denominated revenue also contributed to the decrease. These factors were partially offset by stronger trading results in certain capital markets businesses, driven by increased market volatility and lower interest rates, strong volume growth in our banking businesses and higher insurance-related revenue.

Royal Bank of Canada        Third Quarter 2008        11

Net interest income increased $947 million, or 17%, largely due to strong growth and lower funding costs on certain trading positions and loan and deposit growth partially offset by spread compression.

Investments-related revenue increased $175 million, or 5%, mainly due to growth in fee-based client assets, reflecting higher net sales and the addition of more experienced advisors, acquisitions and growth in custodian and securities lending activities. These factors were partially offset by the lower transaction volumes in our full service brokerage businesses due to weak market conditions.

Insurance-related revenue increased $233 million, or 10%, from a year ago, reflecting solid business growth in our reinsurance and Canadian insurance businesses and the year-to-date impact of a new U.K. annuity reinsurance agreement entered into this quarter, effective January 1, 2008. The mark-to-market (MTM) impact on investments backing our life and health policyholder liabilities also contributed to the increase, which was largely offset in policyholder benefits and claims. These factors were partially offset by lower U.S. annuity sales.

Trading revenue decreased $1,683 million from a year ago. Total trading revenue was $771 million, down $940 million, or 55%, largely due to writedowns resulting from the current market environment. The decrease was partly offset by stronger trading results in certain fixed income, equity derivatives and foreign exchange trading businesses and gains on the change in fair value of deposit liabilities designated as HFT. For a detailed discussion regarding our year-to-date writedowns, refer to the Impact of market environment in the Financial performance section.

Banking revenue was up $200 million, or 10%, from a year ago. The increase primarily reflected higher foreign exchange revenue mainly due to increased transaction volumes and improved results in our syndicated finance business.

Underwriting and other advisory revenue decreased $294 million, or 32%, from a year ago, mainly due to weak equity and debt origination activities.

Other revenue was up $88 million, or 12%. The increase was primarily due to gains related to the change in fair value of certain derivatives related to economic hedges, higher gains on credit derivative contracts recorded at fair value used to economically hedge our corporate lending portfolio and gains on the increase in fair value of our term funding liabilities and subordinated debentures designated as HFT as a result of the widening of our credit spreads.

The increase in Other revenue was partially offset by writedowns in Corporate Support and International Banking, lower distributions on private equity investments, a foreign currency translation adjustment related to our U.S. dollar-denominated deposits used to fund certain U.S. dollar-denominated AFS securities and a decrease resulting from the change in fair value of certain securities held to economically hedge the stock-based compensation plan in our U.S. brokerage business (which is partially offset by lower stock-based compensation in non-interest expense).

Q3 2008 vs. Q2 2008

Total revenue increased $958 million, or 19%, from last quarter, primarily due to lower writedowns, gains on credit derivative contracts recorded at fair value used to economically hedge our corporate lending portfolio and revenue growth across our Canadian banking businesses, reflecting the positive impact of seasonal factors, including two additional days this quarter, and continued volume growth.

Provision for credit losses

	For the three months ended			For the nine months ended
(C$ millions)	July 31 2008	April 30 2008	July 31 2007	July 31 2008	July 31 2007
Provision for credit losses	$334	$349	$178	$976	$528

Q3 2008 vs. Q3 2007

Total provision for credit losses (PCL) increased $156 million, or 88%, from a year ago. For a detailed discussion regarding our third quarter PCL, refer to the Credit quality performance in the Credit risk section.

Q3 2008 vs. Q3 2007 (Nine months ended)

Total PCL increased $448 million, or 85%, from a year ago. For a detailed discussion regarding our year-to-date PCL, refer to the Credit quality performance in the Credit risk section.

Insurance policyholder benefits, claims and acquisition expense

	For the three months ended			For the nine months ended
(C$ millions)	July 31 2008	April 30 2008	July 31 2007	July 31 2008	July 31 2007
Insurance policyholder benefits and claims	$413	$374	$189	$1,259	$1,082
Insurance policyholder acquisition expense	140	174	154	458	454
Insurance policyholder benefits, claims and acquisition expense	$553	$548	$343	$1,717	$1,536

Q3 2008 vs. Q3 2007

Insurance policyholder benefits, claims and acquisition expense (PBCAE) increased $210 million, or 61%, from a year ago. For a detailed discussion regarding our third quarter PBCAE, refer to the Insurance segment section.

Q3 2008 vs. Q3 2007 (Nine months ended)

Insurance PBCAE increased $181 million, or 12%, from a year ago. For a detailed discussion regarding our year-to-date PBCAE, refer to the Insurance segment section.

12        Royal Bank of Canada        Third Quarter 2008

Non-interest expense

	For the three months ended			For the nine months ended
(C$ millions)	July 31 2008	April 30 2008	July 31 2007	July 31 2008	July 31 2007
Salaries	$966	$924	$899	$2,781	$2,643
Variable compensation	763	535	755	2,064	2,350
Benefits and retention compensation	292	297	294	883	883
Stock-based compensation	12	44	44	97	145
Human resources	$2,033	$1,800	$1,992	$5,825	$6,021
Other expenses	1,239	1,170	1,173	3,537	3,359
Non-interest expense	$3,272	$2,970	$3,165	$9,362	$9,380

Q3 2008 vs. Q3 2007

Non-interest expense was up $107 million, or 3%, from a year ago, reflecting higher costs in support of business growth, including our acquisitions and infrastructure investments. This increase was partially offset by the favourable impact of a stronger Canadian dollar on the translation of our U.S. dollar-denominated expenses and lower stock-based compensation expense in our U.S. brokerage businesses due to the favourable MTM of our compensation liability.

Q3 2008 vs. Q3 2007 (Nine months ended)

Non-interest expense was down $18 million from a year ago, mostly reflecting the favourable impact of a stronger Canadian dollar on the translation of our U.S. dollar-denominated expenses, lower variable compensation due to writedowns and lower stock-based compensation expense in our U.S. brokerage businesses due to the favourable MTM of our compensation liability. These factors were partially offset by higher costs in support of business growth, including our acquisitions, infrastructure investments, higher sales and services expenses in our banking branch network and in RBC Dexia IS, and the opening of international offices.

Q3 2008 vs. Q2 2008

Non-interest expense was up $302 million, or 10%, from last quarter, reflecting higher variable compensation due to stronger business performance, higher costs in support of growth through our acquisitions and infrastructure investments. This increase was partially offset by lower stock-based compensation expense in our U.S. brokerage businesses due to the favourable MTM of our compensation liability.

Income taxes

	For the three months ended			For the nine months ended
(C$ millions, except percentage amounts)	July 31 2008	April 30 2008	July 31 2007	July 31 2008	July 31 2007
Net income before income taxes	$1,753	$1,087	$1,794	$4,458	$5,403
Income taxes	442	156	349	941	1,137
Effective income tax rate (1)	25.2%	14.4%	19.5%	21.1%	21.0%

(1)	Income taxes as a percentage of net income before income taxes.

Q3 2008 vs. Q3 2007

Income tax expense increased $93 million, or 27%, from a year ago, despite lower earnings before income taxes. The increase in the effective tax rate was mainly due to a larger portion of income in jurisdictions with higher income tax rates in 2008. This impact was partially offset by a reduction in Canadian corporate income tax rates. The 2007 tax rate also reflected a favourable resolution of an income tax audit.

Q3 2008 vs. Q3 2007 (Nine months ended)

Income tax expense decreased $196 million, or 17%, from a year ago due to lower earnings before income taxes. The tax rate was flat, reflecting a larger portion of income in jurisdictions with higher income tax rates in 2008, offset by a higher level of income from tax-advantaged sources (Canadian taxable corporate dividends) in 2008, and a lower statutory Canadian corporate income tax rate. The 2007 tax rate also reflected a favourable resolution of an income tax audit.

Q3 2008 vs. Q2 2008

Income taxes increased $286 million, or 183%, from the prior quarter due to higher earnings before income taxes. The increase in the effective tax rate was mainly due to a larger portion of income in jurisdictions with higher income tax rates in the third quarter of 2008 compared with losses and writedowns in jurisdictions with higher income tax rates in the second quarter of 2008.

Royal Bank of Canada        Third Quarter 2008        13

Quarterly results and trend analysis

Our quarterly earnings, revenue and expenses are impacted by a number of trends and recurring factors, which include seasonality and general economic and market conditions. For further details, refer to pages 51 to 52 of our 2007 Annual Report.

The following table summarizes our results for the eight most recently completed quarters.

	2008			2007				2006
(C$ millions, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net interest income	$2,301	$2,209	$2,141	$1,998	$1,965	$1,889	$1,850	$1,731
Non-interest income	3,611	2,745	3,506	3,617	3,515	3,780	3,848	3,618
Total revenue	$5,912	$4,954	$5,647	$5,615	$5,480	$5,669	$5,698	$5,349
Provision for credit losses	334	349	293	263	178	188	162	159
Non-interest expense	3,272	2,970	3,120	3,093	3,165	3,148	3,067	2,955
Insurance policyholder benefits, claims and acquisition expense	553	548	616	637	343	677	516	611
Net income before income taxes and non-controlling interest in subsidiaries	$1,753	$1,087	$1,618	$1,622	$1,794	$1,656	$1,953	$1,624
Income taxes	442	156	343	255	349	353	435	342
Non-controlling interest in net income of subsidiaries	49	3	30	43	50	24	24	19
Net income from continuing operations	$1,262	$928	$1,245	$1,324	$1,395	$1,279	$1,494	$1,263
Net loss from discontinued operations (1)	–	–	–	–	–	–	–	(1)
Net income	$1,262	$928	$1,245	$1,324	$1,395	$1,279	$1,494	$1,262
Earnings per share – basic	$.93	$.70	$.96	$1.02	$1.07	$.99	$1.16	$.97
– diluted	$.92	$.70	$.95	$1.01	$1.06	$.98	$1.14	$.96
Period average US$ equivalent of C$1.00 (2)	$.988	$.994	$1.002	$1.001	$.937	$.874	$.861	$.897
Period-end US$ equivalent of C$1.00	.977	.993	.996	1.059	.937	.901	.850	.890

(1)	Represents discontinued operations of RBC Mortgage Company.
(2)	Average amounts are calculated using month-end spot rates for the period.

Trend analysis

Our consolidated net income was negatively impacted by writedowns over the last four quarters due to the weakness in the market environment. Revenue has generally trended upward over the last eight quarters, except for the second quarter of 2008, where we recorded large writedowns. The current quarter was positively impacted by higher investments and insurance-related revenue and strong volume growth in our banking businesses, despite the writedowns. Revenue in the fourth quarter of 2007 was impacted by the Visa Inc. restructuring gain and an increase in our credit card customer loyalty reward program liability. Revenue was also negatively impacted by the lower translated value of foreign currency-denominated revenue as a result of the strong appreciation of the Canadian dollar against the U.S. dollar during most of the period, with the effects being more pronounced in recent quarters.

Provision for credit losses has trended higher over the past eight quarters from the cyclically low level in 2006, which primarily reflected a generally benign credit environment and favourable corporate recoveries. Portfolio growth, as well as increasing loss rates and higher impairments, has contributed to the trend moving towards historical averages. Since the fourth quarter of 2007, the provision for credit losses increased due to higher impaired loans, primarily driven by the downturn in the U.S. housing market and higher provisions in our corporate loan portfolio.

Non-interest expense has generally increased over the period, except for the second quarter of 2008 and the fourth quarter of 2007. The decrease in these quarters was largely due to lower variable compensation reflecting weaker results. The favourable impact of a stronger Canadian dollar on the translation of our U.S. dollar-denominated expenses also contributed to the decrease in non-interest expense in the last three quarters. Except for the second quarter of 2008 and the fourth quarter of 2007, non-interest expense increased, largely reflecting higher costs due to increased business activity, our recent acquisitions and higher spending in support of our growth initiatives.

Insurance policyholder benefits, claims and acquisition expense (PBCAE) has fluctuated considerably over the period. Although underlying business growth has generally increased PBCAE, there can be significant quarterly volatility resulting from mark-to-market impacts on investments backing our life and health policyholder liabilities, claims experience and actuarial liability adjustments. The impact of the financial instruments accounting standards implemented in the first quarter of 2007 introduced additional volatility to this line. Other than claims experience and actuarial liability adjustments, these items are predominantly offset in Insurance-related revenue.

Our effective income tax rate has generally trended downward over the period, except for the current quarter, where a larger portion of income was in jurisdictions with higher income tax rates. The decrease in our effective income tax rate was largely due to a higher level of income from tax-advantaged sources and by a reduction in the statutory Canadian corporate income tax rate in 2008 versus 2007. A lower tax rate on the Visa Inc. restructuring gain in the fourth quarter of 2007, which was taxed at the capital gains tax rate, also contributed to the decline in our effective income tax rate.

Non-controlling interest in net income of subsidiaries fluctuated over the period. This item reflects the net income attributed to third-party investors in entities in which we do not have 100% ownership, but are required to consolidate.

14        Royal Bank of Canada        Third Quarter 2008

Accounting matters and controls

Critical accounting policies and estimates

Our unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The significant accounting policies are described in Note 1 to our unaudited Interim Consolidated Financial Statements and Note 1 of our 2007 Annual Report. Our critical accounting policies and estimates are detailed on pages 38 to 42 of our 2007 Annual Report.

Changes in accounting policies or estimates

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On November 1, 2007, we adopted three new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants (CICA). Handbook Section 1535,

Capital Disclosures, requires disclosures that enable users to evaluate our objectives, policies and processes for managing capital. Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instru- ments – Presentation, require enhanced disclosures about the nature and extent of risks arising from financial instruments and how we manage those risks. These standards are discussed in Note 1 to our unaudited Interim Consolidated Financial Statements.

Internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended July 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Business segment results

The following section provides an overview of how we measure the performance of and report the results of our business segments.

Periodically, certain businesses and/or subsidiaries are transferred between segments to align more closely with our organizational structure and strategic priorities. Where these transfers are deemed material, comparative amounts are restated.

How we measure and report our business segments

Our management reporting framework is intended to measure the performance of each business segment as if it were a stand-alone business and reflect the way our business segments are managed. This approach is intended to ensure that our business segments’ results reflect all relevant revenue and expenses associated with the conduct of their business and depicts how management views their results.

The key methodologies and assumptions used in our management reporting framework are expense allocation, capital attribution, funds transfer pricing and taxable equivalent basis (teb) for revenue recognition, and are outlined in the How we measure and report our business segments section of our 2007 Annual Report. Management periodically reviews these key methodologies and assumptions to ensure that they remain valid.

Changes made in the first nine months of 2008

The following highlights the key changes we made to our management reporting framework and business segments during the first nine months of 2008. Unless otherwise specifically stated, comparative amounts have been revised and did not have an impact on our consolidated results.

In the third quarter of 2008, we created our Insurance segment, formerly a business under Canadian Banking, and renamed our U.S. & International Banking segment International Banking. The historical comparative segment financial information was restated to reflect the realignment of our business segments. The restated historical segment financial information for Canadian Banking and Insurance did not impact our previously reported consolidated financial information.

In the third quarter of 2008, we reclassified certain Trading revenue reported in Q4 2007, Q1 2008 and Q2 2008 in Capital Markets from Net interest income – Interest income to Non-interest income – Other. There was no impact to Total revenue as a result of this reclassification.

In the third quarter of 2008, we revised our calculation of the geographic coverage ratio for Net write-offs as a percentage of Average net loans and acceptances for Canada, U.S. and Other International to Net write-offs divided by Average net loans and acceptances for each of the geographies. Previously, the coverage ratio was calculated using Total average net loans and acceptances.

In the third quarter of 2008, we revised Gross impaired loans (GIL) information, in our Wholesale – Business – Real estate and related sector to exclude certain foreclosed assets. GIL, Net Impaired loans information, specific Allowance for credit losses (ACL) as a percentage of GIL and related condition ratios for our U.S. Wholesale portfolio have been revised to reflect the change.

In the second quarter of 2008, our gross insurance premiums and deposits balances in Insurance were revised to include our segregated funds deposits, consistent with insurance industry practices.

In the second quarter of 2008, we transferred management oversight of our Wealth Management U.S. subprime and CDO AFS portfolio to Corporate Support, where we have greater expertise in managing these types of investments, particularly during the current market conditions. Comparative segment results were not revised to reflect this management change given the insignificance of its impact on comparative periods.

In the second quarter of 2008, we reviewed and reclassified certain U.S. municipal debt held in our Tender Option Bond (TOB) programs from Securities – Trading to Securities – Available-for-sale. The reclassification did not impact total Securities. The related impact to Net income and Accumulated other comprehensive income (AOCI) was not significant and was reflected in Q2 2008.

In the second quarter of 2008, we reclassified certain loans in our Wholesale – Bank – Canada to Wholesale – Non-banking financial services – Other International. This reclassification did not impact total Loans and acceptances or Net income.

Royal Bank of Canada        Third Quarter 2008        15

In the first quarter of 2008, we revised the calculation for assets under administration for Canadian Banking to reflect the inclusion of mutual funds sold through our Canadian branch network.

In the first quarter of 2008, we enhanced our Economic Capital methodologies and parameters, which mainly resulted in a decrease of capital for non-trading market risk allocated to our business segments and to an increase of capital for credit risk allocated to Capital Markets.

In the first quarter of 2008, we reclassified (i) new impaired loans and gross impaired loans, (ii) net impaired loans and (iii) allowance for credit losses and provision for credit losses, for the three- and 12-months ended October 31, 2007, which were overstated by $30 million, $22 million and $8 million, respectively, in our U.S. retail residential mortgage portfolio and were understated by $30 million, $22 million and $8 million, respectively, in our U.S. wholesale real estate and related portfolio. Aggregate amounts of new impaired loans, gross impaired loans, net impaired loans, allowance for credit losses and provision for credit losses are unchanged. These reclassifications did not impact our consolidated net income or balance sheet.

In the first quarter of 2008, we reclassified certain Trading revenue reported in the fourth quarter of 2007 in Capital Markets from Non-interest income – Trading revenue to Net interest income to better reflect its nature. There was no impact to Total trading revenue as a result of this reclassification.

Key performance and non-GAAP measures

Key performance measures

Return on equity (ROE) and Return on risk capital (RORC)

We measure and evaluate the performance of consolidated results and each business segment using a number of financial metrics such as net income, ROE and RORC. We use ROE and RORC as measures of return on total capital invested in our businesses. RORC does not have standardized meaning under

GAAP and may not be comparable to similar measures used by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section of our 2007 Annual Report.

The following table provides a summary of the ROE and RORC calculations.

	For the three months ended							For the three months ended
	July 31 2008							April 30 2008	July 31 2007
(C$ millions, except percentage amounts) (1), (2)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets	Corporate Support	Total	Total	Total
Net income available to common shareholders	$702	$182	$136	$(22)	$263	$(26)	$1,235	$905	$1,369
Average risk capital (2)	$5,150	$1,050	$1,100	$2,300	$5,050	$1,100	$15,750	$14,150	$14,700
add: Unattributed capital	–	–	–	–	–	1,250	1,250	2,950	1,800
Goodwill and intangible capital	1,750	2,400	100	3,300	850	–	8,400	6,450	5,750
Average equity (3)	$6,900	$3,450	$1,200	$5,600	$5,900	$2,350	$25,400	$23,550	$22,250
Return on equity (ROE)	40.4%	21.0%	44.6%	(1.6)%	17.7%	(4.6)%	19.4%	15.6%	24.4%
Return on risk capital (RORC)	54.1%	69.5%	50.1%	(3.8)%	20.8%	n.m.	31.1%	26.0%	36.9%

	For the nine months ended							For the nine months ended
	July 31 2008							July 31 2007
(C$ millions, except percentage amounts) (1), (2)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets	Corporate Support	Total	Total
Net income available to common shareholders	$1,965	$541	$327	$39	$570	$(81)	$3,361	$4,104
Average risk capital (2)	$5,000	$1,000	$1,050	$2,050	$4,350	$1,100	$14,550	$14,500
add: Unattributed capital	–	–	–	–	–	2,600	2,600	1,750
Goodwill and intangible capital	1,850	1,550	150	2,400	900	–	6,850	5,600
Average equity (3)	$6,850	$2,550	$1,200	$4,450	$5,250	$3,700	$24,000	$21,850
Return on equity (ROE)	38.3%	28.6%	37.0%	1.2%	14.6%	(2.9)%	18.7%	25.1%
Return on risk capital (RORC)	52.6%	72.7%	41.6%	2.5%	17.5%	n.m.	30.9%	37.9%

(1)	Average risk capital, Goodwill and intangible capital, and Average equity represent rounded figures. These amounts are calculated using methods intended to approximate the average of the daily balances for the period. ROE and RORC measures are based on actual balances before rounding.
(2)	Average risk capital includes Credit, Market (trading and non-trading), Insurance, Operational and Business and fixed assets risk capital. For further details refer to the Capital management section.
(3)	The amounts for the segments are referred to as Attributed capital.
n.m.	not meaningful

Non-GAAP measures

Defined operating leverage

We use and report defined operating leverage consistent with our management framework. Defined operating leverage does not have standardized meaning under GAAP and is not necessarily comparable with similar information reported by other financial institutions.

Our defined operating leverage refers to the difference between our revenue growth rate (as adjusted) and non-interest expense growth rate (as adjusted). Revenue is presented on a taxable equivalent basis, while the impact of consolidated variable interest entities (VIEs) is excluded as they have no material impact on our earnings. Also, our revenue in 2007 excludes accounting adjustments related to the financial instruments accounting standards. Insurance results are excluded, as certain changes in revenue can be largely offset in Insurance PBCAE, which is not captured in our defined operating leverage calculation.

16        Royal Bank of Canada        Third Quarter 2008

The following table shows the defined operating leverage ratio calculation.

	For the nine months ended
	July 31	July 31
(C$ millions, except percentage amounts)	2008	2007	Change
Total revenue	$16,513	$16,847
add: teb adjustment	308	215
less: Revenue related to VIEs	7	32
less: Insurance revenue	2,499	2,305
less: Impact of the financial instruments accounting standards (1)	–	88
Total revenue (adjusted)	$14,315	$14,637	(2.2)%
Non-interest expense	$9,362	$9,380
less: Insurance-related non-interest expense	422	400
Non-interest expense (adjusted)	$8,940	$8,980	(.4)%
Defined operating leverage for the nine months ended July 31, 2008			(1.8)%

(1)	Excludes the impact of the financial instruments accounting standards related to Insurance.

Royal Bank of Canada        Third Quarter 2008        17

Canadian Banking

	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except percentage amounts)	2008	2008	2007	2008	2007
Net interest income	$1,694	$1,636	$1,605	$5,017	$4,711
Non-interest income	749	650	712	2,120	2,052
Total revenue	$2,443	$2,286	$2,317	$7,137	$6,763
Provision for credit losses	$204	$224	$190	$642	$576
Non-interest expense	1,186	1,156	1,219	3,538	3,526
Net income before income taxes and non-controlling interest in subsidiaries	$1,053	$906	$908	$2,957	$2,661
Net income	$709	$604	$596	$1,986	$1,748
Revenue by business
Personal Financial Services	$1,351	$1,308	$1,284	$3,992	$3,783
Business Financial Services	607	584	585	1,811	1,692
Cards and Payment Solutions	485	394	448	1,334	1,288
Selected average balances and other information (1)
Return on equity (2)	40.4%	35.8%	32.2%	38.3%	32.2%
Return on risk capital (2)	54.1%	49.5%	44.4%	52.6%	44.7%
Net interest margin (3)	2.95%	3.00%	3.15%	3.01%	3.19%
Operating leverage (4)	8.1%	3.0%	(.9)%	5.2%	5.0%
Total earning assets (1), (5)	$228,100	$221,800	$202,200	$222,700	$197,200
Loans and acceptances (1), (5)	228,000	220,600	201,600	221,500	195,800
Deposits (1)	154,900	152,800	147,200	153,500	146,100
Assets under administration (6)	123,700	124,300	115,600	123,700	115,600

(1)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(2)	ROE is calculated using methods intended to approximate the average of the daily balances for the period. For further discussion of ROE and RORC, refer to the Key performance and non-GAAP measures section.
(3)	NIM is calculated as Net interest income divided by Average earning assets. Average earning assets are calculated using methods intended to approximate the average of the daily balances for the period.
(4)	Operating leverage is defined as the difference between revenue growth rate and non-interest expense growth rate.
(5)	Total earning assets, and Loans and acceptances include average securitized residential mortgages and credit cards for the three months ended July 31, 2008, of $22 billion and $4 billion, respectively (April 30, 2008 – $20 billion and $5 billion; July 31, 2007 – $19 billion and $4 billion).
(6)	Effective the first quarter of 2008, Assets under administration has been revised to include mutual funds sold through our Canadian branch network. Comparative amounts have been revised to reflect this change.

Q3 2008 vs. Q3 2007

Net income grew $113 million, or 19%, compared to the prior year, reflecting strong volume growth across all businesses and effective cost management efforts, which were partially offset by spread compression.

Total revenue was up $126 million, or 5%, compared to the prior year.

Personal Financial Services revenue was up $67 million, or 5%. The increase was largely due to strong volume growth in home equity and personal deposit products, higher mutual fund distribution fees and increased service fees. These factors were partially offset by lower spreads on deposits and lower securities brokerage commissions reflecting competitive pricing in our self-directed brokerage business.

Business Financial Services revenue increased $22 million, or 4%, primarily attributable to volume growth in both deposits and lending, which was partially offset by lower deposit spreads.

Cards and Payment Solutions revenue was up $37 million, or 8%, largely due to solid growth in balances and transaction volumes and a favourable adjustment to our customer loyalty reward program liability. These factors were partially offset by lower spreads.

Net interest margin decreased 20 bps compared to the prior year, largely reflecting the impact of changes in retail product mix attributable to growth in our home equity lending and high-interest savings account products, the lower interest rate environment and continued competitive pressures.

Provision for credit losses increased $14 million, or 7%, largely reflecting portfolio growth.

Non-interest expense was down $33 million, or 3%, from a year ago. The decrease was primarily a result of effective cost management efforts and lower operational support and infrastructure costs. These factors were partially offset by higher sales and service expenses.

Q3 2008 vs. Q3 2007 (Nine months ended)

Net income grew $238 million, or 14%, from the prior year. Strong volume growth across all businesses and effective cost management efforts were partially offset by narrower spreads and increased provisions for credit losses.

Total revenue was up $374 million, or 6%, over the prior year. This increase reflected continued strong volume growth across all businesses, higher mutual fund distribution fees and foreign exchange revenue, which were partially offset by spread compression.

Net interest margin decreased 18 bps compared to the prior year, primarily for the reasons noted above.

Provision for credit losses increased $66 million, or 11%, reflecting portfolio growth and higher loss rates in credit cards and personal loans, which are within our historical range.

Non-interest expense of $3,538 million compares to $3,526 million in the prior year, as higher sales and service expenses and occupancy costs were largely offset by lower operational support and infrastructure costs.

18        Royal Bank of Canada        Third Quarter 2008

Q3 2008 vs. Q2 2008

Net income increased $105 million, or 17%, compared to the prior quarter, reflecting the positive impact of seasonal factors, including two additional days, and higher credit card transaction volumes. The current quarter also reflected volume growth across all businesses and a favourable adjustment to our customer loyalty reward program liability, while the prior quarter results were negatively impacted by the Visa IPO loss.

Wealth Management

	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except percentage amounts)	2008	2008	2007	2008	2007
Net interest income	$110	$113	$106	$335	$318
Non-interest income
Fee-based revenue	599	542	545	1,680	1,571
Transactional and other revenue	310	335	355	947	1,117
Total revenue	$1,019	$990	$1,006	$2,962	$3,006
Provision for credit losses	$1	$–	$–	$1	$–
Non-interest expense	758	732	747	2,178	2,171
Net income before income taxes and non-controlling interest in subsidiaries	$260	$258	$259	$783	$835
Net income	$186	$182	$177	$549	$582
Revenue by business
Canadian Wealth Management	$383	$359	$369	$1,105	$1,091
U.S. & International Wealth Management	451	490	493	1,386	1,509
Global Asset Management	185	141	144	471	406
Selected other information
Return on equity (1)	21.0%	34.8%	29.4%	28.6%	32.7%
Return on risk capital (1)	69.5%	72.4%	58.6%	72.7%	65.9%
Assets under administration	$509,200	$481,500	$505,100	$509,200	$505,100
Assets under management	243,700	172,800	159,600	243,700	159,600

	Change in the three months ended	Change in the nine months ended
Impact of US$ translation on selected items	Q3 2008 vs. Q3 2007	Q3 2008 vs. Q3 2007
Increased (decreased) total revenue	$(18)	$(128)
Increased (decreased) non-interest expense	(16)	(103)
Increased (decreased) net income	(2)	(20)
Percentage change in average US$ equivalent of C$1.00 (2)	5%	12%

(1)	ROE is calculated using methods intended to approximate the average of the daily balances for the period. For further discussion of ROE and RORC, refer to the Key performance and non-GAAP measures section.
(2)	Average amounts are calculated using month-end spot rates for the period.

Q3 2008 vs. Q3 2007

Net income increased $9 million, or 5%, from a year ago largely due to solid growth in fee-based client assets and our PH&N acquisition, which closed on May 1, 2008. The prior year was favourably impacted by a $9 million ($7 million after-tax) foreign exchange translation gain on certain deposits, while the appreciation of the Canadian dollar against the U.S. dollar reduced earnings by $2 million over the prior year.

Total revenue increased $13 million, or 1%, compared to the prior year.

Canadian Wealth Management revenue increased $14 million, or 4%, largely as a result of the contribution of PH&N’s private counsel business and growth in fee-based client assets reflecting higher net sales and the addition of more experienced advisors. This increase was partially offset by lower transaction volumes in our full service brokerage business resulting from weak new issue activity due to market conditions.

U.S. & International Wealth Management revenue decreased $42 million, or 9%. In U.S. dollars, revenue decreased $17 million, or 4%, largely due to lower transaction volumes in our full service brokerage businesses due to weak market conditions, a decrease resulting from the change in fair value of certain securities held to economically hedge the stock-based compensation plan in our U.S. brokerage businesses (which is partially offset by lower stock-based compensation noted in non-interest expense below) and the prior year foreign exchange translation gain on certain deposits. These factors were partially offset by six weeks of results from our FBW acquisition and deposit and loan growth in our international wealth management business reflecting the ongoing successful execution of our international growth initiatives.

Global Asset Management revenue was up $41 million, or 28%, largely driven by growth in assets under management due to the contribution of PH&N’s asset management business and through continued strong net mutual fund sales. This growth was impacted by lower revenue in our U.S. asset management business, as well as clients’ preference for lower-yielding money market funds in light of weak market conditions.

Non-interest expense increased $11 million, or 1%, from a year ago, largely reflecting increased costs in support of business growth, including our PH&N and FBW acquisitions. This was partially offset by the $16 million favourable impact of the appreciation of the Canadian dollar against the U.S. dollar and lower stock-based compensation expense in our U.S. brokerage businesses due to the favourable MTM of our compensation liability.

Royal Bank of Canada        Third Quarter 2008        19

Q3 2008 vs. Q3 2007 (Nine months ended)

Net income decreased $33 million, or 6%, from a year ago, largely due to lower transaction volumes in our full service brokerage businesses. This was partially offset by the contributions of our PH&N and J.B. Hanauer & Co. acquisitions and solid growth in fee-based client assets. The prior year was favourably impacted by a $36 million ($29 million after-tax) foreign exchange translation gain on certain deposits. The appreciation of the Canadian dollar against the U.S. dollar also reduced earnings by $20 million over the prior year.

Total revenue decreased $44 million, or 1%, from a year ago, largely due to lower transaction volumes in our full service brokerage businesses, reflecting weak market conditions, and a decrease resulting from the change in fair value of certain securities held to economically hedge the stock-based compensation plan in our U.S. brokerage businesses (which is partially offset by lower stock-based compensation noted in non-interest expense below). Further, the appreciation of the Canadian dollar against the U.S. dollar reduced revenue by $128 million. These factors were partially offset by growth in fee-based client assets, the contributions of our

J.B. Hanauer & Co., PH&N and FBW acquisitions, higher revenue from strong money market fund sales and deposit and loan growth, and higher spreads in our international wealth management business.

Non-interest expense increased $7 million from a year ago, largely due to acquisition-related staff and occupancy costs and the opening of new international offices. This increase was largely offset by the $103 million favourable impact of the appreciation of the Canadian dollar against the U.S. dollar, lower stock-based compensation expense in our U.S. brokerage business due to the favourable MTM of our compensation liability and lower variable compensation due to lower commission-based revenue during the period.

Q3 2008 vs. Q2 2008

Net income of $186 million increased by $4 million, or 2%, from the previous quarter, largely based on the contribution of the PH&N acquisition and growth in fee-based client assets. These factors were partially offset by higher infrastructure and technology investments largely in support of growth initiatives.

Insurance

	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except percentage amounts)	2008	2008	2007	2008	2007
Non-interest income
Net earned premiums	$761	$689	$660	$2,112	$1,957
Investment income	49	63	(97)	239	200
Fee income	48	49	27	148	148
Total revenue	$858	$801	$590	$2,499	$2,305
Insurance policyholder benefits claims and acquisition expense	$553	$548	$343	$1,717	$1,536
Non-interest expense	145	142	137	422	400
Net income before income taxes and non-controlling interest in subsidiaries	$160	$111	$110	$360	$369
Net income	$137	$104	$103	$330	$340
Selected average balances and other information
Return on equity (1)	44.6%	34.1%	28.7%	37.0%	31.8%
Return on risk capital (1)	50.1%	38.1%	31.9%	41.6%	35.5%
Gross premiums and deposits (2)	$1,014	$898	$889	$2,857	$2,600

(1)	ROE is calculated using methods intended to approximate the average of the daily balances for the period. For further discussion of ROE and RORC, refer to the Key performance and non-GAAP measures section.
(2)	Gross premiums and deposits include premiums on risk-based insurance and annuity products, and deposits on individual and group segregated fund deposits, consistent with insurance industry practices.

Q3 2008 vs. Q3 2007

Net income increased $34 million, or 33%, over last year, mainly due to higher favourable actuarial adjustments reflecting management actions and assumption changes, improved Universal Life experience and business growth, largely in our reinsurance business. These factors were partially offset by higher disability claims costs.

Total revenue increased $268 million, or 45%, over last year. The increase reflected the MTM impact on investments backing our life and health policyholder liabilities, which is largely offset in policyholder benefits and claims. Revenue growth also reflects the year-to-date impact of a new U.K. annuity reinsurance agreement, as well as business growth in our reinsurance and Canadian businesses.

Insurance PBCAE increased $210 million, or 61%, over last year which primarily reflected the MTM impact on investments, as noted above, largely offset in revenue and the year-to-date impact of a new U.K. annuity reinsurance agreement. The increase also reflected business growth in our reinsurance and Canadian businesses and higher disability claims costs, and was partially offset by higher favourable net actuarial adjustments in the current quarter.

Non-interest expense was up $8 million, or 6%, from a year ago, reflecting increased business volumes and investment in our retail branch expansion.

Q3 2008 vs. Q3 2007 (Nine months ended)

Net income decreased $10 million, or 3%, compared to the previous year. Our prior year results were favourably impacted by a $40 million (before- and after-tax) adjustment related to the reallocation of foreign investment capital, which had supported our property catastrophe reinsurance business. This was largely offset by higher favourable net actuarial adjustments and reinsurance business growth.

Total revenue increased $194 million, or 8%, over the prior year, largely reflecting solid business growth in our reinsurance and Canadian businesses, and the year-to-date impact of a new U.K. annuity reinsurance agreement. The MTM impact on investments, as noted above, also contributed to growth and was largely offset in policyholder benefits and claims. These

20        Royal Bank of Canada        Third Quarter 2008

factors were partially offset by the prior period’s $40 million (before- and after-tax) adjustment as noted above, lower U.S. annuity sales and the impact of the stronger Canadian dollar on the translation of our U.S. dollar-denominated revenue.

Insurance PBCAE increased $181 million, or 12%, from a year ago. The increase reflected business growth in our reinsurance and Canadian businesses, the year-to-date impact of a new U.K. annuity reinsurance agreement and the MTM impact on investments as noted above, which was largely offset in revenue, and higher disability claims costs in the current period. This growth in PBCAE was partially offset by higher favourable net actuarial adjustments, the impact of the appreciation of the Canadian dollar on the translation of our U.S. dollar-denominated liabilities and lower U.S. annuity sales.

Non-interest expense was up $22 million, or 6%, primarily reflecting increased business volume, infrastructure investment to support business initiatives and our retail branch expansion. This increase was partially offset by the impact of the stronger Canadian dollar on the translation of our U.S. dollar-denominated expenses.

Q3 2008 vs. Q2 2008

Net income increased $33 million, or 32%, over the prior quarter, largely due to higher favourable actuarial adjustments, reflecting management actions and assumption changes and improved Universal Life experience. The increase was partially offset by market gains on equity investments in the prior quarter.

International Banking

	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except percentage amounts)	2008	2008	2007	2008	2007
Net interest income	$347	$298	$263	$893	$792
Non-interest income	233	266	259	736	668
Total revenue	$580	$564	$522	$1,629	$1,460
Provision for credit losses	$137	$91	$17	$299	$37
Non-interest expense	485	428	389	1,291	1,118
Net income (loss) before income taxes and non-controlling interest in subsidiaries	$(42)	$45	$116	$39	$305
Net income (loss)	$(16)	$38	$87	$53	$221
Revenue by business
Banking (1)	$341	$349	$302	$965	$887
RBC Dexia IS (1)	239	215	220	664	573
Selected average balances and other information (2)
Return on equity (3)	(1.6)%	3.0%	9.0%	1.2%	8.4%
Return on risk capital (3)	(3.8)%	6.3%	15.5%	2.5%	14.2%
Loans and acceptances	$28,000	$25,000	$23,800	$24,700	$22,900
Deposits	42,500	40,700	35,100	39,400	34,100
Assets under administration – RBC (4)	10,300	–	–	10,300	–
– RBC Dexia IS (5)	2,803,900	2,697,000	2,843,400	2,803,900	2,843,400
Assets under management – RBC (6)	4,400	–	–	4,400	–

	Change in the three months ended	Change in the nine months ended
Impact of US$ and Euro translation on selected items	Q3 2008 vs. Q3 2007	Q3 2008 vs. Q3 2007
Increased (decreased) total revenue	$3	$(79)
Increased (decreased) non-interest expense	–	(60)
Increased (decreased) net income	5	2
Percentage change in average US$ equivalent of C$1.00 (7)	5%	12%
Percentage change in average Euro equivalent of C$1.00 (7)	(9)%	(2)%

(1)	RBC Dexia IS and RBTT results are reported on a one-month lag basis.
(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(3)	ROE is calculated using methods intended to approximate the average of the daily balances for the period. For further discussion of ROE and RORC, refer to the Key performance and non-GAAP measures section.
(4)	AUA – RBC represents the AUA for RBTT as at June 30, 2008.
(5)	AUA – RBC Dexia IS represents the total AUA of the joint venture as at June 30, 2008, of which we have a 50% ownership interest.
(6)	AUM – RBC represents the AUM for RBTT as at June 30, 2008.
(7)	Average amounts are calculated using month-end spot rates for the period.

Q3 2008 vs. Q3 2007

Net loss of $16 million compares to net income of $87 million a year ago. The decline was mainly attributable to higher provisions for credit losses and writedowns of $53 million ($33 million after-tax) on the investment portfolio in our U.S.

banking business, as described in the Impact of market environment in the Financial performance section. These factors were partially offset by a full quarter of results from our ANB acquisition and two weeks of results from our RBTT acquisition, as well as business growth at RBC Dexia IS.

Royal Bank of Canada        Third Quarter 2008        21

Total revenue increased $58 million, or 11%, compared to the prior year.

Banking revenue was up $39 million, or 13%. In U.S. dollars, Banking revenue increased $55 million, or 19%, primarily due to loan growth of 40% and deposit growth of 35%, largely reflecting the ANB and RBTT acquisitions. The increase was partially offset by the investment portfolio writedowns in our U.S. banking business and spread compression reflecting a reduction in U.S. interest rates and higher impaired loans.

RBC Dexia IS revenue increased $19 million, or 9%, compared to the prior year, primarily attributable to the appreciation of the Euro against the Canadian dollar. The increase also reflected higher net interest income earned on client cash balances.

Provision for credit losses was $137 million, up $120 million from the prior year. The increase was largely attributable to higher impaired loans in our U.S. residential builder finance business, as well as in our commercial and retail loan portfolios, reflecting the downturn in the U.S. housing market and slower U.S. economic conditions. For further details on our provision for credit losses, refer to the Credit quality performance in the Credit risk section.

Non-interest expense was up $96 million, or 25%, over the prior year, largely reflecting the ANB and RBTT acquisitions, as well as higher staff costs at RBC Dexia IS in support of business growth.

Q3 2008 vs. Q3 2007 (Nine months ended)

Net income decreased $168 million, or 76%, from the prior year, mainly attributable to higher provisions for credit losses and the investment portfolio writedowns. The decrease was partially offset by the ANB and RBTT acquisitions and business growth at RBC Dexia IS.

Total revenue increased $169 million, or 12%, compared to the prior year, primarly reflecting banking revenue growth from our ANB acquisition and business growth at RBC Dexia IS. These factors were partially offset by the investment portfolio writedowns, the impact of a stronger Canadian dollar on the translation of our U.S. dollar-denominated revenue and lower banking spreads due to higher impaired loans and the lower interest rate environment.

Provision for credit losses was $299 million, up $262 million from the prior year, primarily for the reasons noted above.

Non-interest expense was up $173 million, or 15%, over the prior year, largely reflecting the ANB acquisition and higher processing and staff costs at RBC Dexia IS in support of business growth. These factors were partially offset by the favourable impact of a stronger Canadian dollar on the translation of our U.S. dollar-denominated expenses.

Q3 2008 vs. Q2 2008

Net loss of $16 million compares to net income of $38 million from the prior quarter. The decrease was primarily attributable to higher provisions for credit losses, the investment portfolio writedowns and the prior quarter Visa IPO gain, partially offset by the contribution of our RBTT acquisition and increased seasonal business volume at RBC Dexia IS.

22        Royal Bank of Canada        Third Quarter 2008

Capital Markets

	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except percentage amounts)	2008	2008	2007	2008	2007
Net interest income (1)	$452	$421	$175	$1,191	$400
Non-interest income	681	59	983	1,554	3,170
Total revenue (1)	$1,133	$480	$1,158	$2,745	$3,570
Provision for (recovery of) credit losses	$20	$58	$(7)	$106	$(20)
Non-interest expense	717	546	693	1,997	2,185
Net income before income taxes and non-controlling interest in subsidiaries (1)	$396	$(124)	$472	$642	$1,405
Net income	$269	$13	$360	$586	$1,106
Revenue by business
Global Markets	$630	$131	$609	$1,357	$2,070
Global Investment Banking and Equity Markets	375	329	471	1,142	1,318
Other	128	20	78	246	182
Selected average balances and other information (2)
Return on equity (3)	17.7%	.7%	29.3%	14.6%	30.2%
Return on risk capital (3)	20.8%	.8%	35.9%	17.5%	36.7%
Trading securities	$138,700	$143,700	$154,300	$142,400	$155,000
Loans and acceptances	37,900	36,800	28,100	37,100	27,800
Deposits	131,100	137,200	124,700	131,800	127,000

	Change in the three months ended	Change in the nine months ended
Impact of US$ and British pound translation on selected items	Q3 2008 vs. Q3 2007	Q3 2008 vs. Q3 2007
Increased (decreased) total revenue	$(33)	$(119)
Increased (decreased) non-interest expense	(22)	(142)
Increased (decreased) net income	(6)	16
Percentage change in average US$ equivalent of C$1.00 (4)	5%	12%
Percentage change in average British pound equivalent of C$1.00 (4)	7%	11%

(1)	Taxable equivalent basis. For further information, refer to the How we measure and report our business segments section in our 2007 Annual Report.
(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(3)	ROE is calculated using methods intended to approximate the average of the daily balances for the period. For further discussion of ROE and RORC, refer to the Key performance and non-GAAP measures section.
(4)	Average amounts are calculated using month-end spot rates for the period.

Q3 2008 vs. Q3 2007

Net income decreased $91 million, or 25%, from a year ago, primarily due to writedowns of $342 million resulting from continued deterioration in the U.S. credit markets. These writedowns reduced net income by $153 million after-tax and related compensation adjustments. For a detailed discussion regarding our third quarter 2008 writedowns, refer to the Impact of market environment in the Financial performance section.

Total revenue was down $25 million, or 2%, compared to the prior year.

Global Markets revenue increased $21 million, or 3%, largely due to stronger trading results in certain fixed income, equity derivatives and foreign exchange trading businesses driven by increased market volatility and lower interest rates mostly offset by writedowns as noted above.

Global Investment Banking and Equity Markets revenue was down $96 million, or 20%, compared to a strong quarter a year ago. The decrease was largely due to weak equity origination activity, lower distributions from our private equity investments and lower M&A activities. Partly offsetting the decrease were improved results in our syndicated finance and U.S. cash equities businesses.

Other revenue increased $50 million, or 64%, from a year ago, largely due to higher gains on credit derivative contracts recorded at fair value used to economically hedge our corporate lending portfolio, as counterparty credit spreads widened during the period.

Provision for credit losses of $20 million compares to a recovery of $7 million in the prior year. The provision is largely related to a specific corporate loan account.

Non-interest expense increased $24 million, or 3%, from a year ago, reflecting infrastructure investments in certain businesses.

Q3 2008 vs. Q3 2007 (Nine months ended)

Net income decreased $520 million, or 47%, from a year ago, primarily due to writedowns of $1,486 million resulting from continued deterioration in the U.S. credit markets. These writedowns reduced net income by $663 million after-tax and related compensation adjustments. For a detailed discussion regarding our year-to-date writedowns, refer to the Impact of market environment in the Financial performance section.

Total revenue was down $825 million, or 23%, compared to the prior year, primarily due to the writedowns noted above, weak equity and debt origination activities, the impact of a stronger Canadian dollar on the translation of our U.S. dollar- and British pound-denominated revenue and lower distributions on our private equity investments. These items were partially offset by higher trading revenue in certain fixed income, equity derivatives and foreign exchange trading businesses and improved results in our U.S. cash equities and lending businesses. Higher gains on credit derivative contracts recorded at fair value used to economically hedge our corporate lending portfolio and gains on the change in fair value of deposit liabilities designated as HFT as a result of the widening of our credit spreads also contributed to the increase.

Royal Bank of Canada        Third Quarter 2008        23

Provision for credit losses of $106 million compares to a recovery of $20 million in the prior year. This includes a $35 million provision related to loans extended under liquidity facilities drawn on by RBC-administered multi-seller asset-backed commercial paper (ABCP) conduit programs, which was recorded in the second quarter, and includes provisions related to a few specific corporate loan accounts.

Non-interest expense decreased $188 million, or 9%, from a year ago, mainly due to lower variable compensation mostly attributable to writedowns and the favourable impact of a stronger Canadian dollar on the translation of our U.S. dollar- and British pound-denominated expenses, partially offset by higher costs driven by infrastructure investments in certain businesses.

Q3 2008 vs. Q2 2008

Net income increased $256 million from the prior quarter, primarily due to lower writedowns in our fixed income businesses, gains on credit derivative contracts recorded at fair value used to economically hedge our corporate lending portfolio, stronger debt origination and M&A activities and lower provisions for credit losses. These factors were partially offset by higher variable compensation commensurate with improved business performance.

Corporate Support

Due to the nature of activities and consolidated adjustments reported in this segment, we believe that a year-over-year trend analysis is not relevant. The following identifies the material items affecting the reported results in each period.

	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2008	2008	2007	2008	2007
Net interest income (1)	$(302)	$(259)	$(184)	$(785)	$(517)
Non-interest income	181	92	71	326	260
Total revenue (1)	$(121)	$(167)	$(113)	$(459)	$(257)
Provision for (recovery of) credit losses	(28)	(24)	(22)	(72)	(65)
Non-interest expense	(19)	(34)	(20)	(64)	(20)
Net loss before income taxes and non-controlling interest in subsidiaries (1)	$(74)	$(109)	$(71)	$(323)	$(172)
Net (loss) income	$(23)	$(13)	$72	$(69)	$171
Securitization
Total securitizations sold and outstanding (2)	$18,832	$18,939	$17,812	$18,832	$17,812
New securitization activity in the period (3)	1,699	2,306	1,434	3,987	3,534
(1)	Taxable equivalent basis. For further information, refer to the How we measure and report our business segments section. These amounts included the elimination of adjustments related to the gross-up of certain tax-advantaged income (Canadian taxable corporate dividends) recorded in Capital Markets. The amount for the three months ended July 31, 2008 was $86 million (April 30, 2008 – $90 million; July 31, 2007 – $79 million). The amount for the nine months ended July 31, 2008 was $308 million (July 31, 2007 – $215 million).
(2)	Total securitizations sold and outstanding comprises credit card loans and Canadian residential mortgages.
(3)	New securitization activity comprises Canadian residential mortgages and credit card loans securitized and sold in the period. For further details, refer to Note 5 to our unaudited Interim Consolidated Financial Statements. This amount does not include Canadian residential mortgages and commercial mortgage securitization activity of Capital Markets.

Q3 2008

Net loss of $23 million included writedowns of $103 million ($77 million after-tax) on our exposure to U.S. subprime and Alt-A RMBS, of which $88 million related to AFS and $15 million related to HFT. These writedowns were partially offset by gains related to the change in fair value of derivatives related to economic hedges, income tax amounts related to enterprise funding activities that were not allocated to the segments and net gains on the increase in fair value of our term funding liabilities and subordinated debentures designated as HFT largely as a result of the widening of our credit spreads. For a detailed discussion regarding our third quarter and year-to-date writedowns, refer to the Impact of market environment in the Financial performance section.

Q2 2008

Net loss of $13 million included writedowns of $140 million ($113 million after-tax) on our exposure to U.S. subprime and Alt-A RMBS, of which $67 million related to AFS ($58 million related to an AFS portfolio transferred from Wealth Management) and $73 million related to HFT. These losses were largely offset by income tax amounts related to enterprise funding activities that were not allocated to the business segments, gains related to securitization activity and gains resulting from the change in fair value of certain derivatives related to economic hedges. During the quarter, we also realized gains on the change in fair value of our term funding liabilities and subordinated debentures designated as HFT as a result of the widening of our credit spreads.

Q3 2007

Net income of $72 million primarily reflected income tax amounts largely related to enterprise funding activities that were not allocated to the business segments and a favourable tax settlement related to prior years. These factors were partially offset by losses related to securitization activity in the current quarter.

Q3 2008 (Nine months ended)

Net loss of $69 million included writedowns of $243 million ($190 million after-tax) on our exposure to U.S. subprime and Alt-A RMBS, of which $155 million related to AFS and $88 million related to HFT, and a foreign currency translation adjustment related to our U.S. dollar-denominated deposits used to fund certain U.S. dollar-denominated AFS securities. These writedowns and the adjustment were partially offset by income tax amounts related to enterprise funding activities that were not allocated to the segments, gains related to the change in fair value of derivatives related to economic hedges, net gains on the increase in fair value of our term funding liabilities and subordinated debentures designated as HFT, largely as a result of the widening of our credit spreads, and gains related to securitization activity.

24        Royal Bank of Canada        Third Quarter 2008

Q3 2007 (Nine months ended)

Net income of $171 million for the period included income tax amounts largely related to enterprise funding activities that were not allocated to the business segments and favourable income tax settlements related to prior years. These factors were partially offset by the MTM losses on derivatives relating to certain economic hedges and a cumulative adjustment for losses resulting from the fair valuing of certain derivatives that did not qualify for hedge accounting.

Results by geographic segment (1)

	For the three months ended
	July 31				April 30				July 31
	2008				2008				2007
(C$ millions)	Canada	United States	Other International	Total	Canada	United States	Other International	Total	Canada	United States	Other International	Total
Total revenue	$3,980	$1,173	$ 759	$5,912	$3,683	$705	$ 566	$4,954	$3,595	$1,108	$ 777	$5,480
Net income	$1,051	$118	$ 93	$1,262	$1,006	$(136)	$ 58	$928	$937	$207	$ 251	$1,395

	For the nine months ended
	July 31				July 31
	2008				2007
(C$ millions)	Canada	United States	Other International	Total	Canada	United States	Other International	Total
Total revenue	$11,603	$2,948	$ 1,962	$16,513	$10,941	$3,565	$ 2,341	$16,847
Net income	$3,072	$66	$ 297	$3,435	$2,687	$637	$ 844	$4,168

(1)	For geographic reporting, our segments are grouped into Canada, United States and Other International. For further details regarding geographic reporting, refer to Note 30 of the 2007 Annual Report.

Q3 2008 vs. Q3 2007

Net income in Canada was $1,051 million, up $114 million, or 12%, compared to the prior year. This increase was primarily due to growth in client balances in our banking and wealth management businesses. These factors were partially offset by weak equity origination and M&A activities and spread compression.

U.S. net income of $118 million was down $89 million, or 43%, compared to the prior year. This reflected writedowns, higher provisions for credit losses attributable to higher wholesale provisions in our U.S. banking businesses, mainly from our residential builder finance portfolio, as well as in our commercial portfolios, lower debt and equity origination activities and lower M&A activities. These factors were partially offset by stronger growth in certain trading businesses and higher gains on credit derivative contracts recorded at fair value used to economically hedge our corporate lending portfolio.

Other International net income was $93 million, down $158 million, or 63%, from the prior year. This decrease was mainly due to lower revenue reflecting writedowns. This was partially offset by higher revenue from recent acquisitions and from RBC Dexia IS and higher M&A activities.

Q3 2008 vs. Q3 2007 (Nine months ended)

Net income in Canada was $3,072 million, up $385 million, or 14%, compared to the prior year. This increase was primarily due to volume growth in our banking business and lower variable compensation due to lower revenue in our capital markets business. These factors were partially offset by spread compression, weak equity and debt origination activities, lower M&A activities and higher provisions for credit losses.

U.S. net income of $66 million was down $571 million, or 90%, compared to the prior year. This decrease largely reflects higher writedowns, higher provisions for credit losses and lower debt and equity origination activities. These factors were partially offset by higher trading revenue in our U.S. cash equities and lending businesses.

Other International net income was $297 million, down $547 million, or 65%, from the prior year. This decrease mainly reflected writedowns in our capital markets business. These factors were partially offset by gains on the change in fair value of certain deposit liabilities and higher revenue from recent acquisitions and from RBC Dexia IS.

Q3 2008 vs. Q2 2008

Net income in Canada was up $45 million, or 4%, compared to the prior quarter, reflecting the positive impact of seasonal factors, including two additional days, and higher credit card transaction volumes. The current quarter also included a favourable adjustment to our customer loyalty reward program liability, while the prior quarter results were negatively impacted by the Visa IPO loss.

U.S. net income was up $254 million from the prior quarter, primarily due to lower writedowns and the contributions of our acquisitions.

Other International net income was up $35 million, or 60%, compared to the prior quarter. The increase was largely due to lower writedowns and higher M&A activities.

Royal Bank of Canada        Third Quarter 2008        25

Financial condition

Selected balance sheet information

	As at
	July 31	April 30	July 31
(C$ millions)	2008	2008	2007
Interest-bearing deposits with banks	$13,326	$12,349	$10,159
Securities	176,377	175,352	190,219
Assets purchased under reverse repurchase agreements and securities borrowed	56,207	61,561	77,183
Loans	272,272	259,624	232,799
Other assets	112,898	114,357	90,580
Total assets	636,792	627,471	604,582
Deposits	409,091	399,425	376,325
Other liabilities	186,991	191,385	194,266
Non-controlling interest in subsidiaries	2,355	2,024	1,560
Shareholders’ equity	28,730	25,988	24,547

Q3 2008 vs. Q3 2007

Total assets were up $32 billion, or 5%, from a year ago, largely attributable to solid loan growth and the favourable impact of changes in market conditions on the mark-to-market value of derivatives, partially offset by a reduction in reverse repos and our securities positions.

Interest-bearing deposits with banks increased $3 billion, or 31%, from the prior year, largely reflecting business growth in RBC Dexia IS and a shift in our portfolio mix.

Securities were down $14 billion, or 7%, from a year ago. The decrease was largely attributable to a reduction in our positions taking into account continued financial market volatility, a reduction in fair value from weak market conditions and the impact of a stronger Canadian dollar on the translation of U.S. dollar-denominated securities.

Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed decreased $21 billion, or 27%, from a year ago, reflecting reduced counterparty activity as a result of financial market volatility and lower stock borrowing activity.

Loans increased $39 billion, or 17%, from a year ago, reflecting growth across all portfolios. The largest growth was attributable to Canadian residential mortgages, which increased $14 billion, or 13%, and personal loans, mainly driven by strong demand for home equity lending due to continued solid Canadian housing market activities, relatively low interest rates and low unemployment. Higher global corporate lending and the ANB and RBTT acquisitions also contributed to the increase.

Other assets were up $22 billion, or 25%, from the prior year. The increase was primarily attributable to higher derivative-related amounts, largely reflecting rate and credit spread changes on positions and an increase in trading and client-related activity, partially offset by the impact of a stronger Canadian dollar on the translation of our foreign currency-denominated positions. Goodwill from the acquisitions of RBTT, ANB and PH&N also contributed to the increase.

Deposits increased $33 billion, or 9%, from a year ago. The increase was largely due to higher business deposits, primarily reflecting our issuances of notes and covered bonds for funding business growth. Higher personal deposits, largely attributable to the continued strong demand for our high-interest online savings account, and the RBTT and ANB acquisitions also contributed to the increase.

Other liabilities decreased $7 billion, or 4%, from last year, primarily attributable to reduced counterparty activity for obligations related to repurchase agreements, as a result of continued financial market volatility and a decrease in stock lending and short selling activities. These factors were partially offset by increased derivative-related amounts, largely reflecting rate and credit spread changes on positions and an increase in trading and client-related activity.

Shareholders’ equity increased $4 billion, or 17%, over the prior year, largely reflecting a $3 billion issuance of common shares, mainly related to the PH&N, RBTT and ANB acquisitions, our earnings, net of dividends, and a $.2 billion issuance of preferred shares since last year.

Q3 2008 vs. Q2 2008

Total assets were up $9 billion, or 1%, from the prior quarter, largely due to continued solid loan growth. These factors were partially offset by a reduction in reverse repos.

Interest-bearing deposits with banks increased $1 billion, or 8%, from the prior quarter, largely reflecting a shift in our portfolio mix.

Securities were up $1 billion, or 1%, from the previous quarter, primarily attributable to the RBTT acquisition, partially offset by a reduction in our positions taking into account continued financial market volatility and a reduction in fair value due to weak market conditions.

Assets purchased under reverse repurchase agreements and securities borrowed decreased $5 billion, or 9%, from the prior quarter, reflecting reduced counterparty activity as a result of financial market volatility and lower stock borrowing activity.

Loans increased $13 billion, or 5%, from the prior quarter, largely reflecting growth in Canadian residential mortgages and personal loans, as well as the contribution of our RBTT acquisition.

Other assets were down $1 billion, or 1%, from the prior quarter, primarily attributable to lower derivative-related amounts, largely reflecting the reduction of trading and client positions and lower receivables from broker-dealers, partially offset by the increase in goodwill related to the RBTT and PH&N acquisitions.

Deposits increased $10 billion, or 2%, from the prior quarter, largely attributable to higher business deposits, primarily reflecting our issuances of notes for funding business growth, partially offset by lower bank deposits. The RBTT acquisition and continued strong demand for our high-interest online savings account also contributed to the increase.

26        Royal Bank of Canada        Third Quarter 2008

Other liabilities decreased $4 billion, or 2%, from the previous quarter, primarily due to lower derivative-related amounts, largely reflecting the reduction of trading and client positions.

Shareholders’ equity increased $3 billion, or 11%, over the prior quarter, largely reflecting a $2 billion issuance of common shares, mainly related to the acquisitions of PH&N and RBTT, and our earnings net of dividends.

Risk management

Our business activities expose us to a wide variety of risks, which are inherent in virtually all aspects of our operations. Our goal in managing these risks is to protect the enterprise from an unacceptable level of earnings volatility while supporting and enabling business opportunities.

For further details, refer to pages 80 to 104 of our 2007 Annual Report. Our approach to the management of risk has not changed significantly from that described in our 2007 Annual Report.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability or unwillingness to fulfill its payment obligations. Credit risk may arise directly from claims against a debtor or obligor, an issuer of securities or a policyholder through outstanding premiums, or indirectly from claims against a guarantor of credit obligation or a reinsurer on ceded insurance risk. For further details related to how we manage credit risk, refer to pages 83 to 91 of our 2007 Annual Report.

Gross credit risk exposure

Our credit risk portfolio is classified as retail and wholesale, with gross exposure being categorized into Lending-related and other, and Trading-related.

Lending-related and other credit risk exposure comprises outstanding loans and acceptances, undrawn commitments as well as other exposure, including contingent liabilities such as letters of credit and guarantees, and AFS debt securities. For undrawn commitments and contingent liabilities, gross exposure represents an estimated portion of the contractual amount that is expected to be drawn upon the default of an obligor. For valuation information on loans and acceptances and contingent liabilities, refer to Notes 1, 2 and 27 of our 2007 Annual Report.

Trading-related credit risk exposure consists of repo-style transactions, which includes repurchase and reverse repurchase agreements and securities lending and borrowing transactions, as well as over-the-counter derivatives. For repurchase and reverse repurchase agreements, gross exposure represents the amount at which securities were initially sold or acquired. For securities lending and borrowing transactions, gross exposure is the amount at which securities were initially loaned or borrowed. For derivatives, the gross exposure amount represents the credit equivalent amount, which is defined as the replacement cost plus an add-on amount for potential future credit exposure. For further details related to repurchase and reverse repurchase agreements and derivative-related credit risk, refer to Notes 1 and 7 of our 2007 Annual Report.

Royal Bank of Canada        Third Quarter 2008        27

Credit risk exposure by portfolio and sector

	As at						As at
	July 31						April 30
	2008						2008
	Lending-related and other			Trading-related
	Loans and acceptances		Other (1)	Repo-style transactions (2)	Over-the- counter derivatives (3)	Total exposure (4)	Total exposure (4)
(C$ millions)	Outstanding	Undrawn commitments
Residential mortgages (5)	$122,197	$2	$–	$–	$–	$122,199	$116,496
Personal	57,419	42,693	73	–	–	100,185	95,155
Credit cards	8,367	18,602	–	–	–	26,969	25,836
Small business (6)	2,686	2,852	48	–	–	5,586	5,490
Retail	$190,669	$64,149	$121	$–	$–	$254,939	$242,977
Business (7)
Agriculture	$5,321	$400	$20	$–	$14	$5,755	$5,836
Automotive	3,877	1,765	123	–	236	6,001	5,814
Consumer goods	6,362	2,038	401	–	331	9,132	8,785
Energy	7,146	8,796	2,496	1	2,072	20,511	19,661
Non-bank financial services	4,775	4,885	4,208	67,763	8,789	90,420	93,419
Forest products	1,188	490	113	8	28	1,827	1,892
Industrial products	4,685	2,197	331	–	150	7,363	6,628
Mining and metals	2,475	940	561	65	561	4,602	4,602
Real estate and related	21,581	3,464	1,312	202	258	26,817	26,774
Technology and media	2,602	2,834	583	–	625	6,644	6,855
Transportation and environment	3,363	1,671	553	–	212	5,799	5,727
Other	23,196	6,288	9,369	2,895	9,440	51,188	56,664
Sovereign (8)	2,393	2,274	9,133	1,861	14,761	30,422	30,640
Bank (9)	3,156	4,710	42,643	77,937	25,176	153,622	181,964
Wholesale	$92,120	$42,752	$71,846	$150,732	$62,653	$420,103	$455,261
Total exposure	$282,789	$106,901	$71,967	$150,732	$62,653	$675,042	$698,238

(1)	Includes contingent liabilities such as letters of credit and guarantees, and AFS debt securities.
(2)	Includes repurchase and reverse repurchase agreements and securities borrowing and lending transactions.
(3)	After factoring in master netting agreements.
(4)	Total exposure represents exposure at default, which is the expected gross exposure upon the default of an obligor. This amount is before any specific allowances and does not reflect the impact of credit risk mitigation. Exposure under Basel II asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit are included in Personal.
(5)	Includes certain synthetic mortgage securitizations.
(6)	Includes small business exposure managed on a pooled basis.
(7)	Includes small business exposure managed on an individual client basis.
(8)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(9)	Bank refers primarily to regulated deposit-taking institutions and securities firms.

Q3 2008 vs. Q2 2008

As at July 31, 2008, our gross credit risk exposure was $675 billion. Total exposure decreased by $23 billion, or 3%, from the previous quarter, with most of our decrease in exposure from repo-style transactions and letters of credit and guarantees. Retail credit risk exposure was $255 billion, or 38%, of our Total exposure. Residential mortgages increased by $6 billion, or 5%, and Personal loans increased by $5 billion, or 5%, mainly driven by continued strong demand for home equity lending products in Canada and our RBTT acquisition. Wholesale credit risk exposure was $420 billion, or 62%, of our Total exposure. This portfolio decreased by $35 billion, or 8%, primarily in Bank, due to lower repo-style transactions and letters of credit and guarantees exposures partially offset by an increase in Loans and acceptances outstanding driven by our RBTT acquisition.

Our credit portfolio remained well diversified across all geographical regions. The majority of our exposure was in Canada, followed by Other International and the U.S.

Credit derivatives

Credit derivatives are over-the-counter contracts that transfer credit risk related to an underlying financial instrument from one counterparty to another. We purchase and sell credit protection for both trading and other than trading purposes. We are exposed to counterparty credit risk when we purchase credit protection or the derivative has a positive fair value. Credit derivatives and the related credit risks are subjected to the same credit approval, limit and monitoring standards used for managing other transactions that create credit exposure. As with other derivatives, we use collateral and master netting agreements for managing counterparty credit risk. For a more detailed description of the types of credit derivatives we enter into, refer to Note 7 of our 2007 Annual Report.

Trading credit derivatives

The majority of our credit derivative-related positions are entered into for trading purposes. These trading positions are generally equally split between purchased and sold protection. Our trading activities are conducted in association with market-making, positioning and managing certain trading-related credit risk. Over 98% of our net exposures are with investment-grade counterparties.

For a summary of significant market developments in the quarter affecting certain of our trading credit derivative positions purchased from monoline insurers, refer to the Impact of market environment in the Financial performance section.

28        Royal Bank of Canada        Third Quarter 2008

Trading credit derivatives

	As at
	July 31	April 30	July 31
(C$ millions)	2008	2008	2007
Notional amount	$297,105	$384,697	$377,410
Fair value (1)
Positive	9,863	11,245	6,833
Negative	9,253	9,781	6,213
Replacement cost (2)	3,639	3,865	1,760

(1)	Gross fair value before netting.
(2)	Replacement cost is after netting but before collateral.

Q3 2008 vs. Q3 2007

The total notional value of trading credit derivatives was down $80.3 billion, or 21%, from a year ago. The decrease largely reflects a strategic reduction in positions that support structured transactions. Total gross Positive and Negative fair value were each up $3 billion from last year, while the Replacement cost increased $1.9 billion from a year ago. These amounts increased as the widening of credit spreads more than offset the reduction in positions.

Q3 2008 vs. Q2 2008

The total notional value of trading credit derivatives was down $87.6 billion, or 23%, from the prior quarter. Total gross Positive and Negative fair value and Replacement cost decreased $1.4 billion, $.5 billion, and $.2 billion, respectively, from the previous quarter. The decreases largely reflected a strategic reduction in positions that supported structured transactions.

Other than trading credit derivatives

We also purchase and sell credit derivatives for other than trading purposes in order to manage our overall credit portfolio. To mitigate industry sector concentrations and single-name exposures related to our credit portfolio, we purchase credit derivatives to transfer credit risk to third parties. We also sell credit protection in order to diversify our portfolio. Our credit protection sold does not constitute a material portion of our overall credit exposure. The notional amount of other than trading credit derivatives represents the contract amount used as a reference point to calculate payments. Notional amounts are generally not exchanged by the counterparties, and do not reflect our exposure at default. None of these contracts are with monoline insurers nor related to U.S. subprime related assets.

Other than trading credit derivatives position (notional amount and fair value) (1)

	As at
	July 31	April 30	July 31
(C$ millions)	2008	2008	2007
Notional amount
Business
Automotive	$415	$408	$424
Energy	308	550	716
Non-bank financial services	384	484	909
Mining and metals	527	519	208
Real estate and related	153	186	65
Technology and media	18	18	11
Transportation and environment	238	234	402
Other	471	469	479
Sovereign (2)	250	348	243
Bank (3)	266	728	869
Net protection purchased	$3,030	$3,944	$4,326
Offsetting protection sold related to the same reference entity	20	20	294
Gross protection purchased	$3,050	$3,964	$4,620
Net protection sold (4)	$132	$130	$209
Offsetting protection purchased related to the same reference entity	20	20	294
Gross protection sold	$152	$150	$503
Gross protection purchased and sold (notional amount)	$3,202	$4,114	$5,123
Fair value (5)
Positive	$159	$85	$36
Negative	27	43	46

(1)	Comprises credit default swaps.
(2)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(3)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(4)	Protection sold as at July 31, 2008 related to Other $132 million (April 30, 2008 – Other $130 million; July 31, 2007 – Other $209 million).
(5)	Gross fair value before netting.

Q3 2008 vs. Q3 2007

The gross notional value of other than trading credit derivatives was down $1.9 billion, or 37%, from a year ago, primarily reflecting the strategic reduction of positions and the maturing of contracts. Total protection purchased was down $1.6 billion, or 34%, from the prior year. The decrease was mainly related to exposures in the Bank, Non-bank financial services, Energy, and Transportation and environment sectors. This reduction was partially offset by an increase in exposure to the Mining and metals and Real estate and related sectors. Total protection sold was down $351 million, or 70%, from the prior year, mainly related to a strategic reduction in positions.

Total gross Positive fair value increased $123 million from the prior year, largely related to the continued widening of credit spreads. Total gross Negative fair value was down $19 million, or 41%, from a year ago, largely related to the maturing of contracts.

Royal Bank of Canada        Third Quarter 2008        29

Q3 2008 vs. Q2 2008

The total notional value of other than trading credit derivatives was down $.9 billion, or 22%, from the prior quarter, mainly reflecting the maturing of contracts related to the Bank, Energy, Non-bank financial services, and Sovereign sectors. Our credit protection sold was up $2 million, or 1%, from the previous quarter.

Total gross Positive fair value was up $74 million, or 87%, from last quarter, largely related to the widening of credit spreads. Total gross Negative fair value was down $16 million, or 37%, from the prior quarter, largely related to the maturing of contracts.

Credit quality performance

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except percentage amounts)	2008	2008	2007	2008	2007
Provision for credit losses (PCL)
Residential mortgages	$–	$3	$–	$6	$3
Personal	99	110	79	319	266
Credit cards	67	66	58	198	166
Small business (1)	11	12	10	32	25
Retail	177	191	147	555	460
Business (2)	148	159	28	401	72
Sovereign (3)	–	–	–	–	–
Bank (4)	–	–	–	–	–
Wholesale	148	159	28	401	72
Specific provision	$325	$350	$175	$956	$532
General provision	9	(1)	3	20	(4)
Provision for credit losses (PCL)	$334	$349	$178	$976	$528
Canada	$175	$206	$167	$584	$505
U.S.	145	140	8	359	25
International	5	4	–	13	2
Specific PCL (5)	$325	$350	$175	$956	$532
Specific PCL as a % of average net loans and acceptances	.47%	.54%	.29%	.48%	.31%

	As at
	July 31	April 30	July 31
(C$ millions, except percentage amounts)	2008	2008	2007
Gross impaired loans (5)
Canada	$378	$380	$318
U.S.	98	69	23
International	132	65	45
Retail	608	514	386
Canada	366	414	354
U.S.	1,065	922	156
International	117	35	33
Wholesale	1,548	1,371	543
Total gross impaired loans	$2,156	$1,885	$929
Canada	744	794	672
U.S.	1,163	991	179
International	249	100	78
Total gross impaired loans	$2,156	$1,885	$929
Allowance for credit losses
Retail	$174	$146	$124
Wholesale	429	364	175
Specific allowance	603	510	299
General allowance	1,337	1,300	1,230
Total allowance for credit losses	$1,940	$1,810	$1,529
Canada	$229	$253	$246
U.S.	279	221	22
International	95	36	31
Specific allowance (5)	$603	$510	$299
Key credit quality ratios
Gross impaired loans as a % of loans and acceptances	.76%	.70%	.38%
Total net write-offs as a % of average net loans and acceptances	.43%	.40%	.28%

(1)	Includes small business exposure managed on a pooled basis.
(2)	Includes small business exposure managed on an individual client basis, including our U.S. residential builder finance business.
(3)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(4)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(5)	Geographic information is based on residence of borrower.

30        Royal Bank of Canada        Third Quarter 2008

Q3 2008 vs. Q3 2007

Provision for credit losses

Total provision for credit losses increased $156 million, or 88%, from a year ago. Wholesale provisions increased by $120 million, primarily reflecting higher impaired loans related to our U.S. residential builder finance and commercial portfolios, reflecting the continuing downturn in the U.S. housing market and weak U.S. economic conditions. The increase also reflected higher provisions and lower recoveries in our corporate lending portfolio. Retail provisions accounted for $30 million of this increase which is largely due to credit cards in Canada, primarily reflecting portfolio growth, and home equity and lot loans in the U.S.

Gross impaired loans

Total gross impaired loans increased $1,227 million, or 132%, from a year ago. The increase in wholesale was largely due to our U.S. banking business, mainly from our residential builder finance and commercial loan portfolios, reflecting the continued downturn in the U.S. housing market and weakening U.S. economic conditions. The increase also reflected higher impaired loans in our corporate loan portfolio, mainly due to the prior quarter increase of $172 million related to loans extended under liquidity facilities drawn on by RBC-administered multi-seller ABCP conduit programs secured by the AAA tranche of a CDO of ABS. The increase in our retail portfolio is largely related to portfolio growth in residential mortgages in Canada and home equity and lot loans in the U.S. The increase in international retail and wholesale largely relates to our acquisition of RBTT.

Allowance for credit losses

Total allowance for credit losses was up $411 million, or 27%, from a year ago. The increase in specific allowances was largely driven by higher wholesale impaired loans in our U.S. residential builder finance portfolio, as well as in our corporate portfolio, and from our RBTT acquisition. The increase in our general allowance was largely due to the RBTT acquisition.

Q3 2008 vs. Q3 2007 (Nine months ended)

Provision for credit losses

Total PCL increased $448 million, or 85%, from a year ago, largely reflecting higher wholesale provisions in our U.S. banking businesses, mainly from our residential builder finance portfolio, as well as in our commercial portfolios, reflecting the continuing downturn in the U.S. housing market and weakening U.S. economic conditions. The increase also reflected higher provisions in our corporate loan portfolio due to higher impaired loans and the prior quarter provision of $35 million related to loans extended under liquidity facilities drawn on by RBC-administered multi-seller ABCP conduit programs, and lower recoveries this period. Higher retail provisions in our Canadian credit card portfolio, primarily reflecting growth and higher loss rates, and home equity and lot loans in the U.S., also contributed to the increase.

Q3 2008 vs. Q2 2008

Provision for credit losses

Total PCL decreased $15 million, or 4%, from last quarter, largely due to lower retail provisions related to our personal loans portfolio in Canada and lower wholesale provisions in our corporate lending portfolio, which reflected a prior period provision of $35 million for the reason noted above.

Gross impaired loans

Total gross impaired loans increased $271 million, or 14%, compared to the prior quarter. The increase in wholesale impaired loans was largely due to our acquisition of RBTT as well as higher impaired loans in our U.S. banking business, mainly from our residential builder finance and commercial portfolios. The increase in retail impaired loans was largely due to our acquisition of RBTT and increases related to our U.S. retail business.

Allowance for credit losses

Total allowance for credit losses was up $130 million, or 7%, from the prior quarter. The increase in wholesale was primarily due to the weakening U.S. residential builder finance business while the increase in retail was largely related to our RBTT acquisition. Our general allowance increased this quarter, largely reflecting the RBTT acquisition.

U.S. banking operations

As at
July 31
(C$ millions)	2008
Retail
Residential mortgages	$2,431
Home equity	3,434
Lot loans	1,037
Credit cards	154
Other	287
$7,343
Wholesale
Commercial and business banking loans	$12,354
Residential builder finance loans	1,965
RBC Real Estate Finance Inc. (REFI)	1,193
Other	254
15,766
Total U.S. banking operations loans	$23,109

As at the end of the third quarter, U.S. banking operations loans totaled $23.1 billion, consisting of $15.8 billion in wholesale loans and $7.3 billion in retail loans. Refer to the table above for individual portfolio balances. U.S. residential builder finance loans consist of $2.0 billion in our ongoing builder finance business and $1.2 billion in RBC Real Estate Finance Inc. (REFI), a wholly-owned subsidiary set up to manage the wind down of builder finance loans from the out-of-footprint states, primarily in California, Washington, Arizona, Utah, Illinois and Colorado, as well as certain other impaired U.S. residential builder finance loans from the in-footprint portfolio.

Approximately 85% of total PCL in the U.S. this quarter relates to our U.S. banking operations. Of this amount, approximately two-thirds is attributable to impaired U.S. residential builder finance loans, primarily in our REFI portfolio. The balance relates to commercial and business banking loans and, to a lesser extent, home equity and lot loans.

Royal Bank of Canada        Third Quarter 2008        31

Banking book equities

Banking book equities consist of positions in financial instruments held for investment purposes and are not part of our trading book. They include both direct and indirect ownership interests, whether voting or non-voting, in the assets and income of an entity, that are neither consolidated nor deducted for regulatory capital purposes. Banking book equities consist of publicly traded and private equities, partnership units, venture capital and holdings of derivative instruments tied to equity interests.

Basel II defines banking book equity exposures based on the economic substance of the transaction rather than the legal form or accounting treatment associated with the instrument. As such, differences exist in the identification of equity securities held in the banking book and those reported in Notes 1 to 3 of our 2007 Annual Report.

With reference to banking book equities reported on our unaudited Interim Consolidated Balance Sheets, the majority are classified as AFS, with the remainder classified as investments in associated corporations under other assets and non-equity (debt) securities.

Equities held in the banking book are subject to credit risk capital requirements as prescribed by the OSFI under Basel II.

The following table summarizes our banking book equity exposure and net unrealized losses on the portfolio.

	As at
	July 31	April 30
(C$ millions)	2008	2008
Public	$1,530	$1,570
Private	1,376	1,405
Total banking book equity exposures (1)	$2,906	$2,975
Accumulated net unrealized losses for regulatory capital purposes (2)	$(112)	$(70)

(1)	Total exposure represents exposure at default, which is the expected gross exposure upon the default of an obligor.
(2)	This amount represents unrealized losses net of income taxes.

Q3 2008 vs. Q2 2008

Banking book equity exposures decreased by $69 million, or 2%, compared to the previous quarter, largely due to changes in the fair value of publicly traded equities, partly offset by additional equity investments in the quarter. Accumulated net unrealized losses increased $42 million primarily due to changes in the fair value of publicly traded equity exposures.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, equity or commodity prices, and credit spreads. We are exposed to market risk in our trading activities and our asset/liability management activities. The level of market risk to which we are exposed varies depending on market conditions, expectations of future price and yield movements and the composition of our trading portfolio. For further details, refer to pages 92 to 95 of our 2007 Annual Report.

Trading market risk

Trading market risk encompasses various risks associated with cash and related derivative products that are traded in interest rate, foreign exchange, equity, credit and commodity markets.

We use measurement tools such as Value-at-Risk (VaR), sensitivity analysis and stress testing in assessing global risk-return trends. VaR is a statistical technique that measures the worst-case loss expected over the period within a 99% confidence level. The breadth of our trading activity is designed to diversify market risk to any particular strategy, and to reduce trading revenue volatility. For further details, refer to pages 92 to 95 of our 2007 Annual Report. Our policies, processes and methodologies have not changed materially from those stated in our 2007 Annual Report.

The following table shows our global VaR for total trading activities by major risk category and also shows the diversification effect, which is calculated as the difference between the global VaR and the sum of the separate risk factor VaRs.

32        Royal Bank of Canada        Third Quarter 2008

Global VaR

	July 31, 2008				April 30, 2008		July 31, 2007
		For the three months ended				For the three months ended		For the three months ended
	As at				As at		As at
(C$ millions)	July 31	High	Average	Low	April 30	Average	July 31	Average
Equity	$10	$18	$11	$6	$18	$14	$7	$10
Foreign exchange	1	8	3	1	3	2	3	2
Commodities	2	6	3	1	4	3	1	1
Interest rate	23	31	26	22	24	26	19	19
Credit specific	7	8	7	5	6	7	4	3
Diversification	(19)	n.m.	(23)	n.m.	(26)	(23)	(15)	(14)
Global VaR	$24	$33	$27	$22	$29	$29	$19	$21

	July 31, 2008				July 31, 2007
		For the nine months ended				For the nine months ended
	As at				As at
(C$ millions)	July 31	High	Average	Low	July 31	Average
Equity	$10	$28	$13	$6	$7	$9
Foreign exchange	1	8	3	1	3	2
Commodities	2	6	2	1	1	1
Interest rate	23	32	24	17	19	18
Credit specific	7	9	6	4	4	3
Diversification	(19)	n.m.	(21)	n.m.	(15)	(13)
Global VaR	$24	$40	$27	$18	$19	$20

n.m.	not meaningful. The high and low VaRs for the risk factors as well as the global VaR generally occur at different dates in the period and the diversification benefit, defined as the sum of risk factor VaRs less global VaR, is not meaningful.

Q3 2008 vs. Q3 2007

Average global VaR of $27 million for the quarter was up compared to $21 million a year ago. This increase largely reflected increased interest rate risk reflecting growth in market volatility and trading activity, and was partially offset by the diversification effect, which rose to 46% from 40% a year ago.

Q3 2008 vs. Q3 2007 (Nine months ended)

Average global VaR of $27 million for the nine months ended was up compared to $20 million a year ago. This largely reflected an increase in Equity and Interest rate risks as a result of increased market volatility and trading activity. These increases were partially offset by the diversification effect, which rose to 44% from 39% a year ago.

Q3 2008 vs. Q2 2008

Average global VaR of $27 million for the quarter was down compared to $29 million in the previous quarter. This decrease was primarily due to decreased Equity risk reflecting lower trading activity.

The global VaR of $24 million at the end of the quarter was down from $29 million at the end of last quarter, primarily reflecting a decrease in Equity risk as a result of lower trading activity.

Trading revenue

During the quarter there were seven days with net trading losses. Two of the largest net trading loss days, which exceeded global VaR for each respective day, and the single large gain day at the end of the quarter were primarily due to month-end valuation adjustments discussed earlier in the Impact of market environment in the Financial performance section. The remaining two large net trading loss days were largely attributable to significant volatility experienced in the equity and credit markets throughout the quarter, none of which exceeded the global VaR for each respective day.

    Trading revenue and global VaR (1) (C$ millions)

Non-trading market risk (Asset/Liability management)

Traditional non-trading banking activities, such as deposit taking and lending, expose us to market risk, of which interest rate risk is the largest component.

Our goal is to manage the interest rate risk of the non-trading balance sheet to a target level. We modify the risk profile of our balance sheet through proactive hedging to achieve our target level. We continually monitor the effectiveness of our interest rate risk mitigation activity on a value and earnings basis.

More information about our market risk management policies and processes associated with our non-trading activities is detailed on pages 92 to 95 of our 2007 Annual Report. Our policies and procedures have not changed materially from those stated in our 2007 Annual Report.

Royal Bank of Canada        Third Quarter 2008        33

The following table provides the potential before-tax impact of an immediate and sustained 100 bps increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. Over the quarter, our interest rate risk exposure was well within our target level.

Market risk measures – Non-trading banking activities

	July 31 2008						April 30 2008		July 31 2007
	Economic value of equity risk			Net interest income risk
(C$ millions)	Canadian dollar impact	U.S. dollar impact (1)	All currencies	Canadian dollar impact	U.S. dollar impact (1)	All currencies	Economic value of equity risk	Net interest income risk	Economic value of equity risk	Net interest income risk
Before-tax impact of:
100bp increase in rates	$(442)	$(38)	$(480)	$10	$25	$35	$(575)	$9	$(307)	$82
100bp decrease in rates	371	26	397	(37)	(20)	(57)	489	(25)	201	(140)

(1)	Represents the impact on the non-trading portfolios held in our U.S. banking operations.

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

Operational risk is embedded in all our activities, including the practices and controls used to manage other risks. Failure to manage operational risk can result in direct or indirect financial loss, reputational impact, regulatory censure, or failure in the management of other risks such as credit or market risk.

For further details related to how we manage operational risk, refer to pages 95 to 96 of our 2007 Annual Report.

Liquidity and funding risk

Liquidity and funding risk is the risk that an institution is unable to generate or obtain sufficient cash or its equivalent in a timely and cost-effective manner to meet its commitments as they come due. Our liquidity and funding management framework is designed to protect us against this risk under both normal and contemplated stress conditions. Our liquidity and funding management framework is discussed in more detail on pages 96 to 98 of our 2007 Annual Report.

Despite challenges presented by continuing global market volatility, there have been no material changes to our liquidity and funding management framework or levels of liquidity and funding risk since November 29, 2007. We believe our liquidity and funding position is sound and adequate to execute our strategy. There are no known trends, demands, commitments or events that are currently expected to materially change our current liquidity and funding position.

Credit ratings

The following table presents our major credit ratings as at August 27, 2008, which remain unchanged from May 28, 2008. In the second quarter of 2008, Standard & Poor’s revised our rating outlook from positive to stable citing the pressure on our earnings of our U.S. retail banking operations due to the downturn of the U.S. housing market. Overall, our strong credit ratings continue to support our ability to competitively access both short- and long-term funding markets.

As at August 27, 2008 (1)
	Short-term debt		Senior long- term debt	Outlook
Moody’s Investors Service	P-1		Aaa	stable
Standard & Poor’s	A-1+		AA-	stable
Fitch Ratings	F1+		AA	stable
DBRS	R-1 (high	)	AA	stable

(1)	Credit ratings are not recommendations to purchase, sell or hold our securities as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

Contractual obligations

In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments that affect our short- and long-term liquidity. Depending on the nature of these commitments, the obligations may be recorded on- and off-balance sheet. The following table provides a summary of our primary future contractual funding commitments.

	July 31 2008					April 30 2008	October 31 2007
(C$ millions) (1)	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total	Total	Total
Unsecured long-term funding	$17,382	$25,963	$16,340	$3,820	$63,505	$57,107	$51,540
Covered bonds	–	–	3,195	1,997	5,192	5,111	–
Subordinated debentures	128	–	–	7,797	7,925	6,952	6,235
	$17,510	$25,963	$19,535	$13,614	$76,622	$69,170	$57,775

(1)	Amounts represent principal only and exclude accrued interest.

34        Royal Bank of Canada        Third Quarter 2008

Financial Stability Forum disclosures

The Financial Stability Forum (FSF) is comprised of senior representatives from international financial authorities, including central banks and supervisory authorities and international financial institutions. On April 7, 2008, the FSF released its report to the G7 Ministers on recent conditions in the credit market. Key recommendations include increased disclosure around risk exposures and valuation methods, including writedowns. Our disclosures substantially comply with the FSF recommendations where they relate to areas that are significant to us.

We provide specialized disclosures in the following sections of our Report to Shareholders:

•	Financial performance – Impact of market environment
•	Risk management – Credit risk and Market risk
•	Off-balance sheet arrangements

•	Fair valuation methods and policies, in Notes 1 and 2 to our unaudited Interim Consolidated Financial Statements

U.S. subprime and Alt-A exposures

Certain activities and transactions we enter into expose us to the risk of default of U.S. subprime and Alt-A residential mortgages. Our on-balance sheet exposures to these risks are comprised mainly of holdings of RMBS, CDOs of RMBS and mortgages (whole loans), which are loans rather than securities. RMBS and CDOs of RMBS may be classified on our balance sheet as either HFT or AFS. The mortgages are carried at amortized cost. The fair value of these holdings, net of applicable hedges, is presented in the table below. Our net exposures to U.S. subprime and Alt-A comprise approximately .5% of our total assets as at July 31, 2008.

Net exposure to U.S. subprime and Alt-A securities through RMBS, CDOs and mortgages

	As at July 31, 2008
(C$ millions)	Subprime RMBS	Alt-A RMBS	CDOs that may contain subprime or Alt-A	Total
Fair value of securities before hedging	$702	$1,893	$138	$2,733
Fair value of securities net of hedging by rating
AAA	$116	$1,665	$–
AA	59	153	–
A	62	61	–
BBB	7	5	38
Below BBB-	5	9	83
Total	$249	$1,893	$121	$2,263
Fair value of securities net of hedging by vintage
2003 (or before)	$27	$27	$–
2004	38	137	–
2005	170	935	38
2006	14	519	37
2007	–	275	46
Total	$249	$1,893	$121	$2,263
Amortized cost of subprime/Alt-A mortgages (whole loans)	$249	$778	$–	$1,027
Total subprime and Alt-A exposures, net of hedging	$498	$2,671	$121	$3,290

Sensitivities of fair value of securities, net of hedging, to changes in assumptions:
100bp increase in credit spread (spread over the benchmark swap curve)	$(3)	$(42)	$(5)
100bp increase in interest rates (parallel shift upwards in the swap curve)	2	(2)	6
20% increase in default rates (default rate on the underlying mortgages held as collateral)	(2)	(40)	–
25% decrease in pre-payment rates (early repayment of principal on the underlying mortgages held as collateral)	(15)	(59)	(3)

Fair value as at July 31
(C$ millions)	2008
CDOs fair value net of hedging by collateral type
CDOs that may contain U.S. subprime or Alt-A mortgages	$121
Corporate	486
Total CDOs net of hedging	607

Of our total holdings of RMBS, holdings with a fair value of $249 million, net of hedging, may be exposed to U.S. subprime risk. Of this potential exposure, over 95% of our related holdings are rated A and above, and 47% of our related holdings were rated AAA, on a net basis as at July 31, 2008. Less than 6% of these RMBS were issued within the past two years.

Of our total holdings of RMBS, holdings with a fair value of $1,893 million, net of hedging, may be exposed to U.S. Alt-A risk. Of this potential exposure, over 87% of our related holdings were rated AAA as at July 31, 2008. Less than 42% of these RMBS were issued within the past two years.

Of our total holdings of CDOs, holdings of $121 million, net of hedging, may be exposed to U.S. subprime or Alt-A risk. This represents less than 20% of our total net unhedged positions in CDOs in which we had direct holdings, which totalled $607 million.

As shown in the table above, changes in assumptions have relatively minor impacts on the net exposures of our U.S. subprime and Alt-A securities. The greatest impact comes from a 25% decrease in pre-payment rates, which results in a decline of 3% or less in the fair values of our U.S. subprime and Alt-A securities, net of hedging. Rising interest rates increase the cashflow available to our senior tranche of mostly floating-rate securities. Further increases in credit spread or default rates reduce the net fair value by 2% or less as most of our holdings are AAA rated or have a senior ranking in the capital structure.

Royal Bank of Canada        Third Quarter 2008        35

Special purpose entities

In the normal course of business, we engage in a variety of financial transactions with SPEs that are typically set up for a single, discrete purpose, often have a limited life and serve to legally isolate the financial assets held by the SPE from the selling organization, which may be our customers or us. They are not operating entities and usually have no employees. Under GAAP, SPEs may or may not be recorded on our balance sheet. For a complete discussion of our off-balance sheet SPEs, refer to the Off-balance sheet arrangements section and to pages 77 to 80 of our 2007 Annual Report.

Refer to the Critical accounting policies and estimates section on page 118 and to Note 6 on VIEs, on pages 132 and 133 of our 2007 Annual Report for information about the VIEs that we have consolidated (on-balance sheet), or in which we have significant variable interests, but have not consolidated (off-balance sheet). Additional information about these VIEs as at July 31, 2008 is provided in the following table.

(C$ millions)	Total assets as at July 31 2008 (1)	Maximum potential amount of future payments at July 31 2008 (1), (2)	Total assets by credit ratings
			AAA & AA	A	BBB	BB and below	Not rated
Unconsolidated VIEs in which we have significant variable interests:
Multi-seller conduits (3)	$39,717	$40,477	$18,690	$20,005	$1,022	$–	$–
Third-party conduits	5,044	1,066	751	727	59	–	3,507
Credit investment product VIEs	2,547	1,368	1,206	233	153	427	528
Investment funds	1,184	332	–	–	–	–	1,184
Structured finance VIEs	8,836	3,686	7,670	1,166	–	–	–
Other	180	80	–	–	–	–	180
	$57,508	$47,009	$28,317	$22,131	$1,234	$427	$5,399
Consolidated VIEs:
Investment funds	$1,756		$–	$–	$–	$–	$1,756
Structured finance VIEs	1,418		454	964	–	–	–
Compensation vehicles	70		–	–	–	–	70
Other	139		–	–	–	–	139
	$3,383		$454	$964	$–	$–	$1,965

	Total assets as at July 31 2008 (1)	Maximum potential amount of future payments at July 31 2008 (1), (2)	Total assets by average maturities				Total assets by geographic location of borrowers
(C$ millions)			Under 1 year	1-5 years	Over 5 years	Not applicable	Canada	United States	Other International
Unconsolidated VIEs in which we have significant variable interests:
Multi-seller conduits (3)	$39,717	$40,477	$14,287	$23,098	$2,332	$–	$11,012	$26,732	$1,973
Third-party conduits	5,044	1,066	1,089	23	3,932	–	733	4,311	–
Credit investment product VIEs	2,547	1,368	–	–	2,547	–	–	2,547	–
Investment funds	1,184	332	–	15	–	1,169	408	74	702
Structured finance VIEs	8,836	3,686	–	–	8,836	–	–	8,836	–
Other	180	80	–	–	–	180	31	141	8
	$57,508	$47,009	$15,376	$23,136	$17,647	$1,349	$12,184	$42,641	$2,683
Consolidated VIEs:
Investment funds	$1,756		$–	$–	$–	$1,756	$–	$820	$936
Structured finance VIEs	1,418		–	–	1,418	–	–	1,418	–
Compensation vehicles	70		–	–	–	70	70	–	–
Other	139		–	–	135	4	12	36	91
	$3,383		$–	$–	$1,553	$1,830	$82	$2,274	$1,027

(1)	Total assets and maximum exposure to loss correspond to disclosures normally provided at year-end.
(2)	The maximum exposure to loss resulting from significant variable interests in these VIEs consists mostly of investments, loans, liquidity facilities, fair value of derivatives and program-wide credit enhancement facilities. For our multi-seller conduits, as our liquidity facilities may sometimes be extended for up to 102% of the total value of the assets in the conduits, the maximum exposure to loss may exceed the total assets in the multi-seller conduits.
(3)	Represents our multi-seller conduits only.

36        Royal Bank of Canada        Third Quarter 2008

The risk rating distribution of assets within the VIEs in the table above is indicative of the credit quality of the collateral underlying those assets while for certain VIEs, assets or underlying collateral are not rated in the categories disclosed above. Examples of not-rated assets include derivatives and mutual or hedge fund units.

Over 87% of assets in off-balance sheet VIEs in which we have significant variable interests were rated A or above. Over 41% of assets in our on-balance sheet VIEs were rated A or above. Both are primarily originated in the U.S. with varying maturities.

Multi-seller conduits

Our own sponsored ABCP multi-seller conduits (multi-seller conduits) comprise over 69% of the total assets of unconsolidated VIEs as at July 31, 2008, and are used primarily for the securitization of client financial assets. Our conduit programs are administered in North America.

We purchase ABCP issued by our multi-seller conduits in order to facilitate the overall program liquidity. As at July 31, 2008, the fair value of our holdings was $24 million. These are classified as HFT and the level of our holdings is monitored to ensure that we are not at risk of being required to consolidate the multi-seller conduits under GAAP.

We also provide backstop liquidity facilities and partial credit enhancements to the multi-seller conduits, as summarized in the following table.

Liquidity and credit enhancement facilities

	As at July 31, 2008
		Maximum exposure to loss related to:
(C$ millions)	Committed	Credit enhancements and liquidity facilities	Outstanding loans (1)	Total
Backstop liquidity facilities	$40,425	$34,654	$1,655	$36,309
Credit enhancement facilities	4,168	4,168	–	4,168
Total (2)	$44,593	$38,822	$1,655	$40,477

(1)	The outstanding is included in Loans – Wholesale, and represents the gross loan amount before provisions of $36 million.
(2)	Represents our multi-seller conduits only.

For the committed facilities above, our multi-seller conduits purchase high credit quality financial assets primarily from our clients and finance these purchases primarily through the issuance of highly rated ABCP offered on a discounted basis. For assets purchased, there are supporting backstop liquidity facilities generally equal to 102% of the assets purchased or committed to be purchased. The primary purpose of the backstop liquidity facilities is to provide an alternative source of financing in the event that our multi-seller conduits are unable to access the ABCP market. In most instances, we are the provider of the transaction specific backstop liquidity facilities.

In addition, we provide a program-wide credit enhancement facility generally equal to 10% of the assets purchased or committed to be purchased. The total committed amount of the backstop liquidity facilities and the program-wide credit enhancement facility exceeds the amount of assets purchased or committed to be purchased. The maximum exposure to loss cannot exceed the amount of assets purchased or committed to be purchased, and therefore the maximum exposure to loss attributable to our backstop liquidity and credit enhancement facilities is less than the total committed amount of these facilities.

Maximum exposure to loss by client asset type

July 31
(C$ millions)	2008
Unconsolidated VIEs in which we have significant variable interests:
Auto loans and leases	$10,374
Asset-backed securities	2,421
Consumer loans	1,149
Credit cards	14,038
Dealer floor plan receivables	521
Electricity market receivables	306
Equipment receivables	2,107
Insurance premiums	516
Other loans	300
Residential mortgages	130
Student loans	3,773
Trade receivables	4,558
Truck loans and leases	284
Total (1)	$40,477

(1)	Represents the maximum exposure to loss for our multi-seller conduits only.

Canadian non-bank-sponsored ABCP

Liquidity facilities totalling $130 million, as shown on the previous page and included in the third-party conduit amounts, were in place to support Canadian non-bank administered conduits and remain undrawn. As at July 31, 2008, we held $35 million of third-party non-bank-sponsored commercial paper of which $5 million is subject to the Montreal Accord (par value, or the face amount, is $10 million) where liquidity is contingent on

Royal Bank of Canada        Third Quarter 2008        37

a general market disruption and in which we were not a significant participant as a distributor or liquidity provider. The market for our remaining holdings remains liquid and active. For additional details on our involvement in the restructuring of non-bank-sponsored ABCP, refer to Note 14 of our unaudited Interim Consolidated Financial Statements.

Structured investment vehicles (SIVs)

We held $1 million of direct holdings and $61 million of normal course interest rate derivatives with SIVs as at July 31, 2008. We do not consider any of our positions to be impaired. We do not manage any SIVs.

Leveraged finance

Leveraged finance comprises infrastructure finance, essential services and other types of finance. It excludes investment-grade financing and non-investment-grade financing where there is no private equity sponsor involvement. Our total commitments, both funded and unfunded, are summarized in the following table by geography and industry, and comprise less than 1% of our total assets.

	As at July 31, 2008			Change from April 30, 2008
(C$ millions)	Unfunded commitments	Funded exposure	Total exposure	Unfunded commitments	Funded exposure	Net change in exposure
Leveraged finance by geography
Canada	$270	$506	$776	$(30)	$(93)	$(123)
U.S.	1,026	551	1,577	103	260	363
Europe	782	1,200	1,982	213	321	534
	$2,078	$2,257	$4,335	$286	$488	$774
Leveraged finance by type
Private equity ownership of infrastructure or essential services	$669	$883	$1,552	$470	$(24)	$446
Private equity ownership of other entities	1,409	1,374	2,783	(184)	512	328
	$2,078	$2,257	$4,335	$286	$488	$774

July 31
(C$ millions)	2008
Exposure by industry
Communications, media and telecommunications	$364
Consumer and industrial products	1,007
Energy	70
Non-bank financial services	200
Healthcare	713
Infrastructure	1,552
Utilities	429
Total	$4,335

Monoline insurance on non-subprime assets

In addition to the insurance described under the Impact of market environment section, we have direct and indirect monoline insurance on non-subprime assets, as described in the table and text below.

	As at July 31, 2008
(C$ millions)	Principal/notional	Fair value
Financial Security Assurance Holdings Ltd. (FSA)	$366	$51
XL Capital Ltd. (XL Capital)	245	20
AMBAC Financial Group (AMBAC)	189	25
ACA	123	–
Total	$923	$96

As shown in the table above, as at July 31, 2008, we held monoline insurance protection of $923 million against default of the issuer or counterparty on non-subprime trading assets comprising CDOs or collateralized loan obligations (CLOs) of corporate names and interest rate swaps. The recorded fair value as at July 31, 2008 on these monoline insurance contracts was $96 million.

We also have indirect monoline insurance exposure through assets that we hold and liquidity facilities that we provide. Monoline insurers provide bond insurance for third-party originated assets that we hold, such as U.S. municipal bonds, ARS and GICs, interest rate swaps, public infrastructure bonds and collateralized GICs. In these cases, we obtain a benefit from the insurance protection. The principal/notional value of these assets as at July 31, 2008 is $2,510 million. The majority of these assets are held in our trading book, with changes in fair value reflected in Non-interest income – Trading revenue, and the implied value of the insurance is reflected in the fair value of the asset. In addition, we provide liquidity facilities of $806 million to certain of our customers in respect of their bond issuance programs where monoline insurance was purchased as part of that program. These facilities remain undrawn.

Additional FSF disclosures

The fair value of our total direct holdings of CMBS was $391 million as at July 31, 2008.

38        Royal Bank of Canada        Third Quarter 2008

Capital management

Capital management framework

We actively manage our balance sheet to maintain strong capital ratios and high credit ratings while providing strong returns to our shareholders. Our capital management framework provides policies for defining, measuring, raising and investing capital in a co-ordinated and consistent manner. For further details, refer to pages 71 to 77 of our 2007 Annual Report.

Capital levels for Canadian banks are regulated pursuant to guidelines issued by the OSFI, based on standards issued by the Bank for International Settlements.

Basel II

As a result of the OSFI’s adoption of new guidelines based on “International Convergence of Capital Measurement and Capital Standards: A Revised Framework – Comprehensive Version (June 2006),” known as Basel II, effective November 1, 2007, major Canadian banks are required to calculate and report their regulatory capital ratios under new measurement standards. The top corporate entity to which Basel II applies at the consolidated level is Royal Bank of Canada. Under Basel II, we have adopted the Advanced Internal Ratings Based (AIRB) Approach for credit risk and, initially, the Standardized Approach for operational risk. For Market risk capital, we continue to use both the models and Standardized approaches under Basel II.

As part of the transition to Basel II, the OSFI has allowed for staged implementation of the AIRB Approach for credit risk, including:

•	a waiver for RBC Bank (USA), formerly RBC Centura Bank, to use the Standardized Approach for credit risk through fiscal 2010
•

an extension whereby we would incorporate our proportionate interest in the exposures of RBC Dexia IS, using the AIRB Approach, as soon as practical following commencement of AIRB reporting by RBC Dexia IS to its home supervisor in Luxembourg, and

•

exemptions for exposures for which credit risk is reported under the Basel II Standardized Approach (i.e., our Caribbean Banking Operations) on the basis that such portfolios and entities in applicable jurisdictions are non-material to RBC (currently defined to include, among other criteria, an entity or portfolio size of less than 1% of the total balance sheet amount and credit equivalent amount and 1% of Basel I RAA, with aggregate exposures in the exemption category not exceeding 10% of the prior-noted thresholds).

Basel II has resulted in capital requirements that differ from those calculated under Basel I. For the most part, this reflects a shift in calculation methodology for risk-adjusted assets (RAA) from prescribed risk weights to using parameters that are more closely aligned with our internal assessment and measurement of risk. As Basel II is applied on a prospective basis, comparability to historical data and capital ratios reported under Basel I is difficult. For additional details on Basel II, refer to pages 76 to 77 of our 2007 Annual Report.

Risk-adjusted assets, regulatory capital and capital ratios

Risk-adjusted assets

Our RAA as calculated under Basel II are not directly comparable to RAA calculated previously under Basel I due to several factors, including:

•

Under the Basel II AIRB Approach for credit risk, banks rely on their own internal estimates for risk components in determining their capital requirements and equivalent RAA for a given exposure. This is in contrast to the use of industry-wide prescribed rates under Basel I,

•	Basel II incorporates a specific charge for operational risk that was not required under Basel I, and
•	The asset class definitions have changed significantly and are more differentiated under Basel II.

Basel II has introduced a transitional capital floor adjustment. Once a bank achieves full compliance with AIRB implementation and data requirements, contingent on the OSFI approval, a 90% Basel I floor will apply for at least four quarters, after which banks may qualify for an 80% Basel I floor.

Regulatory capital and capital ratios

The adoption of Basel II introduced changes in the components of eligible regulatory capital. Significant changes include:

•

General allowances for credit losses on portfolios subject to the Standardized Approach can be included in Tier 2 capital up to a limit of 1.25% of the RAA of those portfolios. For portfolios subject to the AIRB Approach, the treatment depends on whether allowances are more or less than expected losses. In the former case, the difference is included in Tier 2 capital up to a limit of .6% of the AIRB portfolio’s credit RAA. In the latter case, the difference is deducted half from Tier 1 capital and the other half from Tier 2 capital. Under Basel I, general allowances were included in Tier 2 capital up to a maximum of .875% of total RAA.

•

Securitization-related increases in equity, for example, gains on sale, are deducted from Tier 1 capital. Other securitization-related deductions are made 50% from Tier 1 capital and 50% from Tier 2 capital. Previously, these deductions were made from Total capital.

Royal Bank of Canada        Third Quarter 2008        39

The following table presents our regulatory capital and capital ratios. As at July 31, 2008, we were in compliance with the capital targets established by the OSFI.

	Basel II (1)		Basel I (1)
	As at
	July 31	April 30	October 31	July 31
(C$ millions, except percentage amounts)	2008	2008	2007	2007
Capital
Tier 1 capital	$24,150	$23,708	$23,383	$23,202
Total capital	29,728	28,597	28,571	28,443
Risk-adjusted assets
Credit risk	$205,888	$199,523	$231,302	$231,244
Market risk	17,594	19,669	16,333	18,953
Operational risk	30,707	30,050	–	–
Total risk-adjusted assets	$254,189	$249,242	$247,635	$250,197
Capital ratios
Tier 1 capital	9.5%	9.5%	9.4%	9.3%
Total capital	11.7%	11.5%	11.5%	11.4%
Assets-to-capital multiple	19.4X	20.1X	19.9X	20.5X

(1)	As defined in the guidelines issued by the OSFI. Basel I and II calculations are not directly comparable.

Q3 2008 vs. Q3 2007

As at July 31, 2008, the Tier 1 capital ratio was 9.5% and the Total capital ratio was 11.7%.

The Tier 1 capital ratio was up 20 bps from a year ago. The increase was largely due to capital issuances for acquisitions and capital generation from earnings partially offset by a higher goodwill deduction as a result of acquisitions.

The Total capital ratio was up 30 bps from a year ago, as capital issuances for acquisitions and capital generation from earnings more than offset higher RAA and the redemption of subordinated debentures in the period.

RAA were up $4 billion from a year ago, as the increase in RAA from acquisitions and business growth was partially offset by lower market risk RAA and the impact of the adoption of the AIRB Approach for credit risk under Basel II.

As at July 31, 2008, our Assets-to-capital multiple remains below the maximum allowed by the OSFI.

Q3 2008 vs. Q4 2007

The Tier 1 capital ratio was up 10 bps from the fourth quarter of 2007. The increase was largely due to capital issuances for acquisitions and capital generation from earnings partially offset by higher RAA and a higher goodwill deduction as a result of acquisitions.

The Total capital ratio was up 20 bps from the fourth quarter of 2007, as capital issuances for acquisitions and capital generation from earnings were partly offset by higher RAA and the redemption of subordinated debentures.

Overall, RAA were up $6.6 billion from the fourth quarter of 2007, primarily due to acquisitions and business growth partially offset by the impact of the adoption of the AIRB Approach for credit risk under Basel II.

Q3 2008 vs. Q2 2008

The Tier 1 capital ratio was unchanged from the previous quarter, as capital issuances for acquisitions and capital generation from earnings were offset by a higher goodwill deduction and higher RAA.

The Total capital ratio was up 20 bps from the previous quarter, reflecting the issuance of subordinated debentures.

Overall, RAA were up $4.9 billion from the previous quarter, primarily due to our acquisition of RBTT partially offset by lower derivatives-related and market risk RAA.

As at July 31, 2008, our Assets-to-capital multiple declined .7 times compared to the second quarter of 2008 due to capital issuances for acquisitions and capital generation from earnings partially offset by higher asset balances.

Selected capital management activity

	For the three months ended	For the nine months ended
	July 31	July 31
(C$ millions)	2008	2008
Dividends
Common	$669	$1,954
Preferred	27	74
Common shares issued (1)	2,123	3,008
Repurchase of common shares – normal course issuer bid	–	55
Preferred shares issued	–	213
Trust Capital Securities issued	–	500
Subordinated debentures issued	1,000	2,000
Repurchase and redemption of subordinated debentures	–	500

(1)	Includes $20 million ($75 million for the nine months ended July 31, 2008), which represents cash received for stock options exercised during the period.

Q3 2008

Tier 1

Effective November 1, 2007, we renewed our normal course issuer bid (NCIB) for one year to purchase, for cancellation, up to 20 million common shares. During the quarter, there were no share repurchases under our NCIB program as capital preservation to maintain strong capital ratios took precedence. For the nine months ended July 31, 2008, we purchased 1.1 million of our common shares for $55 million.

On February 22, 2008, we issued 16.4 million common shares for $830 million as part of the consideration paid to acquire ANB.

On April 28, 2008, we issued $500 million of RBC Trust Capital Securities, of which $206 million is included in Tier 1 capital, $208 million is included in Tier 2B capital, with the remaining $86 million currently not recognized as capital.

On April 29, 2008, we issued $212.5 million of Non-cumulative First Preferred Shares Series AH at $25 per share.

On May 1, 2008, we issued 20.2 million common shares for $972 million and 6.75 million shares in RBC PH&N Holdings Inc. for $324 million which, after 3 years, are exchangeable into RBC common shares as part of the consideration paid to acquire PH&N.

40        Royal Bank of Canada        Third Quarter 2008

On June 16, 2008, we issued 18.2 million common shares for $899 million as part of the consideration paid to acquire RBTT.

On June 27,2008, we issued 4.7 million common shares for $232 million as part of the consideration paid to acquire FBW.

Tier 2

On January 22, 2008, we redeemed all of our outstanding $500 million subordinated debentures due January 22, 2013, at par value plus accrued interest.

On March 11, 2008, we issued $1 billion of subordinated debentures Series 11 through our Canadian Medium Term Note Program.

On June 6, 2008, we issued $1 billion of subordinated debentures Series 12 through our Canadian Medium Term Note Program.

Subsequent to July 31, 2008, the following capital-related transaction occurred:

On August 22, 2008, we redeemed all $300 million of 4.70% Non-cumulative First Preferred Shares Series N at $25 per share, which was financed out of our general corporate funds.

For further details about our capital management activity, refer to Note 10 to our unaudited Interim Consolidated Financial Statements.

Share data and dividends

	As at
	July 31 2008
(C$ millions, except number of shares and per share amounts)	Number of shares (000s)	Amount	Dividends declared per share
First Preferred (1)
Non-cumulative Series N	12,000	$300	$.29
Non-cumulative Series W	12,000	300	.31
Non-cumulative Series AA	12,000	300	.28
Non-cumulative Series AB	12,000	300	.29
Non-cumulative Series AC	8,000	200	.29
Non-cumulative Series AD	10,000	250	.28
Non-cumulative Series AE	10,000	250	.28
Non-cumulative Series AF	8,000	200	.28
Non-cumulative Series AG	10,000	250	.28
Non-cumulative Series AH	8,500	213	.45
Total First Preferred		$2,563
Common shares outstanding	1,338,308	$10,308	$.50
Treasury shares – preferred	(489)	(10)
Treasury shares – common	(2,019)	(98)
Stock options
Outstanding	24,754
Exercisable	20,228

(1)	As at July 31, 2008, the aggregate number of common shares issuable on the conversion of the First Preferred Shares Series N was approximately 7,202,000. The First Preferred Shares Series N was redeemed on August 22, 2008. As at July 31, 2008, the First Preferred Shares Series W was not yet convertible. The other preferred shares do not have conversion options.

As at August 22, 2008, the number of outstanding common shares and stock options were 1,338,401,000 and 24,660,000, respectively. As at August 22, 2008, the number of Treasury shares – preferred and Treasury shares – common were 400,000 and 2,091,000, respectively.

Economic Capital

Economic Capital is our own quantification of risks associated with business activities. Economic Capital is attributed to each business segment in proportion to assessed risks in each business segment. For further details, refer to page 75 of our 2007 Annual Report.

	For the three months ended
	July 31	April 30	July 31
(C$ millions average balances)	2008	2008	2007
Credit risk	$8,350	$7,850	$6,950
Market risk (trading and non-trading)	1,850	1,750	2,800
Operational risk	3,050	2,400	2,800
Business and fixed asset risk	2,350	2,000	2,000
Insurance risk	150	150	150
Risk capital	$15,750	$14,150	$14,700
Goodwill and intangibles	8,400	6,450	5,750
Economic Capital	$24,150	$20,600	$20,450
Unattributed capital (1)	1,250	2,950	1,800
Common equity	$25,400	$23,550	$22,250

(1)	Unattributed capital is reported in Corporate Support.

Q3 2008 vs. Q3 2007

Economic Capital increased $3.7 billion from a year ago, largely due to higher Goodwill and intangibles and Credit risk capital, partly offset by a decrease in Market risk (non-trading) capital. Credit risk capital increased largely due to our acquisitions of ANB and RBTT and business growth, while Goodwill and intangibles increased largely as a result of the acquisitions of ANB, FBW, PH&N and RBTT. The decrease in Market risk (non-trading) capital was primarily as a result of methodological changes related to interest rate risk.

Q3 2008 vs. Q2 2008

Economic Capital increased $3.6 billion from the previous quarter, largely due to increases in Goodwill and intangibles, Operational risk capital and Credit risk capital. The increase in Goodwill and intangibles was attributable to the acquisitions of RBTT, FBW and PH&N while the increase in Operational risk capital was due to higher gross revenue. The increase in Credit risk capital was due to business growth as well as acquisitions.

Royal Bank of Canada        Third Quarter 2008        41

Subsidiary capital

Management of consolidated capital is a key objective for us as the amount of capital deployed in subsidiaries has grown. For details on our subsidiary capital management framework, refer to page 76 of our 2007 Annual Report.

The following table provides the Tier 1 and Total capital ratios of our significant banking subsidiary, RBC Bank (USA).

Capital ratios of our significant banking subsidiary

	As at
	July 31 2008	April 30 2008	July 31 2007
RBC Bank (USA) (1), (2)
Tier 1 capital ratio	9.5%	9.8%	10.6%
Total capital ratio	12.6%	12.1%	12.9%

(1)	Calculated using guidelines issued by the U.S. Federal Reserve Board under Basel I, as the U.S. will adopt Basel II no earlier than 2010.
(2)	As RBC Bank (USA) fiscal year runs from January 1 to December 31, the quarterly ratios shown are as at June 30, 2008, March 31, 2008, and June 30, 2007, respectively.

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, under GAAP, are not recorded on our Consolidated Balance Sheets. For a complete discussion of these types of arrangements, including their nature, business purpose and importance, see pages 77 to 80 of our 2007 Annual Report.

Securitizations

We periodically securitize our residential mortgage loans and credit card loans primarily to diversify our funding sources and enhance our liquidity position. We also securitize residential and commercial mortgage loans for sale and trading activities. Through the use of certain financial instruments, we also enter into synthetic securitizations to transfer risks relating to selected elements of our financial assets without actually transferring the assets. The following highlights the notional value of securitization activities that impacted our unaudited Interim Consolidated Balance Sheets. For further details, refer to Note 5 to our unaudited Interim Consolidated Financial Statements.

Q3 2008 (Three months ended)

During the third quarter of 2008, we securitized $4.2 billion of residential mortgages, of which $2.0 billion were sold and the remaining $2.2 billion were retained. We also securitized $.4 billion in credit card loans during this quarter.

Q3 2008 (Nine months ended)

For the nine months ended July 31, 2008, we securitized $10 billion of residential mortgages, of which $4.5 billion were sold and the remaining $5.5 billion were retained. We also securitized $1.5 billion in credit card loans and $.2 billion in commercial mortgage loans during the nine-month period ended July 31, 2008.

Q3 2008 (Twelve months ended)

For the twelve months ended July 31, 2008, we securitized $15.4 billion of residential mortgages, of which $5.8 billion were sold and the remaining $9.6 billion were retained. We also securitized $1.5 billion in credit card loans and $.5 billion in commercial mortgage loans during the twelve-month period ended July 31, 2008.

Guarantees

In the normal course of business, we provide guarantees, including credit derivatives, written put options, securities lending indemnifications, backstop liquidity facilities, financial standby letters of credit, performance guarantees, stable value products, credit enhancements, mortgage loans sold with recourse and certain indemnification agreements to third parties. As at July 31, 2008, we had $36 billion in backstop liquidity facilities related to ABCP programs, of which 98% were committed to RBC-administered conduits. Refer to Note 27 of our 2007 Annual Report for further information on the above guarantees and a description of our obligations under certain indemnification agreements.

Structured finance variable interest entities (VIEs) – U.S. ARS

In the first quarter of 2008, we purchased U.S. ARS in entities that funded their long-term investments in student loans by issuing short-term senior and subordinated notes. Certain of these entities are not consolidated.

In the second and third quarters of 2008, we sold approximately $1.1 billion of the ARS into Tender Option Bond (TOB) programs. Each TOB program consists of a credit enhancement (CE) trust and a TOB trust. Each ARS sold to the TOB program is supported by a letter of credit issued by us and is financed by the issuance of floating-rate certificates to short-term investors and a residual certificate to a single third-party investor. We are the remarketing agent for the floating-rate certificates and we provide a liquidity facility to the TOB program to purchase any floating-rate certificates that have been tendered but not remarketed. We are not exposed to the majority of the variability of the CE and TOB trusts and as a result, do not consolidate them.

In the third quarter of 2008, we sold $465 million of our ARS to an unaffiliated and unconsolidated VIE at fair market value. The purchase of the ARS by this VIE was financed by a loan from us, and the loan is secured by various assets of the VIE. We are the remarketing agent for the ARS. Refer to our VIE disclosure in Note 9 and to the Impact of market environment in the Financial performance section for details.

Related party transactions

Our policies and procedures for related party transactions have not changed materially from October 31, 2007. For further information, refer to Note 29 of our 2007 Annual Report.

42        Royal Bank of Canada        Third Quarter 2008

Interim Consolidated Financial Statements (unaudited)

Consolidated Balance Sheets (unaudited)

	July 31	April 30	October 31	July 31
(C$ millions)	2008	2008	2007	2007
Assets

Cash and due from banks	$7,571	$5,958	$4,226	$5,091
Interest-bearing deposits with banks	13,326	12,349	11,881	10,159
Securities
Trading	137,498	140,516	147,485	163,251
Available-for-sale	38,879	34,836	30,770	26,968
	176,377	175,352	178,255	190,219
Assets purchased under reverse repurchase agreements and securities borrowed	56,207	61,561	64,313	77,183
Loans
Retail	190,669	181,802	169,462	165,554
Wholesale	81,603	77,822	69,967	67,245
	272,272	259,624	239,429	232,799
Allowance for loan losses	(1,859)	(1,730)	(1,493)	(1,449)
	270,413	257,894	237,936	231,350
Other
Customers’ liability under acceptances	10,517	11,257	11,786	10,463
Derivatives	69,099	71,743	66,585	54,279
Premises and equipment, net	2,952	2,643	2,131	2,055
Goodwill	8,859	6,165	4,752	5,055
Other intangibles	1,217	671	628	702
Other assets	20,254	21,878	17,853	18,026
	112,898	114,357	103,735	90,580
	$636,792	$627,471	$600,346	$604,582
Liabilities and shareholders’ equity

Deposits
Personal	$126,140	$125,543	$116,557	$119,405
Business and government	258,420	238,539	219,886	214,036
Bank	24,531	35,343	28,762	42,884
	409,091	399,425	365,205	376,325
Other
Acceptances	10,517	11,257	11,786	10,463
Obligations related to securities sold short	41,696	43,264	44,689	51,157
Obligations related to assets sold under repurchase agreements and securities loaned	27,815	28,278	37,033	39,842
Derivatives	66,623	71,551	72,010	58,128
Insurance claims and policy benefit liabilities	7,608	7,556	7,283	7,534
Other liabilities	32,732	29,479	28,483	27,142
	186,991	191,385	201,284	194,266
Subordinated debentures	7,925	6,952	6,235	6,204
Trust capital securities	1,400	1,397	1,400	1,382
Preferred share liabilities	300	300	300	298
Non-controlling interest in subsidiaries	2,355	2,024	1,483	1,560
Shareholders’ equity
Preferred shares	2,263	2,263	2,050	2,050
Common shares (shares issued – 1,338,308,192; 1,294,084,061; 1,276,260,033 and 1,275,779,949)	10,308	8,184	7,300	7,283
Contributed surplus	251	245	235	235
Treasury shares – preferred (shares held – 489,400; 332,044; 248,800 and 121,600)	(10)	(7)	(6)	(3)
– common (shares held – 2,018,771; 2,117,985; 2,444,320 and 2,743,937)	(98)	(99)	(101)	(116)
Retained earnings	19,517	18,951	18,167	17,517
Accumulated other comprehensive income (loss)	(3,501)	(3,549)	(3,206)	(2,419)
	28,730	25,988	24,439	24,547
	$636,792	$627,471	$600,346	$604,582

Royal Bank of Canada        Third Quarter 2008        43

Consolidated Statements of Income (unaudited)

	For the three months ended			For the nine months ended
(C$ millions)	July 31 2008	April 30 2008	July 31 2007	July 31 2008	July 31 2007
Interest income
Loans	$3,517	$3,693	$3,755	$11,140	$10,829
Securities	1,619	1,834	1,893	5,263	5,774
Assets purchased under reverse repurchase agreements and securities borrowed	674	728	980	2,303	2,766
Deposits with banks	100	120	117	370	397
	5,910	6,375	6,745	19,076	19,766
Interest expense
Deposits	2,813	3,061	3,512	9,366	10,202
Other liabilities	704	1,025	1,187	2,806	3,607
Subordinated debentures	92	80	81	253	253
	3,609	4,166	4,780	12,425	14,062
Net interest income	2,301	2,209	1,965	6,651	5,704
Non-interest income
Insurance premiums, investment and fee income	857	800	590	2,498	2,265
Investment management and custodial fees	450	427	403	1,310	1,167
Mutual fund revenue	414	385	385	1,174	1,100
Trading revenue	148	(273)	546	241	1,924
Securities brokerage commissions	345	309	368	987	1,029
Service charges	349	323	327	996	973
Underwriting and other advisory fees	243	163	309	622	916
Foreign exchange revenue, other than trading	166	149	138	481	394
Card service revenue	173	134	165	466	448
Credit fees	99	84	71	291	219
Securitization revenue	103	121	34	290	222
Net (loss) gain on available-for-sale securities	(136)	(89)	34	(245)	87
Other	400	212	145	751	399
Non-interest income	3,611	2,745	3,515	9,862	11,143
Total revenue	5,912	4,954	5,480	16,513	16,847
Provision for credit losses	334	349	178	976	528
Insurance policyholder benefits, claims and acquisition expense	553	548	343	1,717	1,536

Non-interest expense
Human resources	2,033	1,800	1,992	5,825	6,021
Equipment	280	273	251	821	742
Occupancy	231	232	200	677	613
Communications	180	178	186	519	520
Professional fees	132	127	124	393	373
Outsourced item processing	77	82	77	236	233
Amortization of other intangibles	39	29	25	90	72
Other	300	249	310	801	806
	3,272	2,970	3,165	9,362	9,380
Income before income taxes	1,753	1,087	1,794	4,458	5,403
Income taxes	442	156	349	941	1,137
Net income before non-controlling interest	1,311	931	1,445	3,517	4,266
Non-controlling interest in net income of subsidiaries	49	3	50	82	98
Net income	$1,262	$928	$1,395	$3,435	$4,168
Preferred dividends	(27)	(23)	(26)	(74)	(64)
Net income available to common shareholders	$1,235	$905	$1,369	$3,361	$4,104
Average number of common shares (in thousands)	1,323,293	1,287,245	1,272,913	1,294,946	1,273,246
Basic earnings per share (in dollars)	$.93	$.70	$1.07	$2.60	$3.22

Average number of diluted common shares (in thousands)	1,340,239	1,298,069	1,288,227	1,308,387	1,289,947
Diluted earnings per share (in dollars)	$.92	$.70	$1.06	$2.57	$3.18
Dividends per share (in dollars)	$.50	$.50	$.46	$1.50	$1.32

44        Royal Bank of Canada        Third Quarter 2008

Consolidated Statements of Comprehensive Income (unaudited)

	For the three months ended			For the nine months ended
(C$ millions)	July 31 2008	April 30 2008	July 31 2007	July 31 2008	July 31 2007
Comprehensive income
Net income	$1,262	$928	$1,395	$3,435	$4,168
Other comprehensive income, net of taxes
Net unrealized (losses) gains on available-for-sale securities	(248)	(215)	(157)	(453)	(141)
Reclassification of losses on available-for-sale securities to income	99	12	9	121	18
	(149)	(203)	(148)	(332)	(123)
Unrealized foreign currency translation gains (losses)	434	55	(701)	1,499	(858)
Reclassification of gains on foreign currency translation to income	(1)	(2)	–	(3)	(41)
Net foreign currency translation (losses) gains from hedging activities	(252)	(46)	405	(994)	434
	181	7	(296)	502	(465)
Net (losses) gains on derivatives designated as cash flow hedges	(11)	(144)	144	(478)	190
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	27	(16)	7	13	28
	16	(160)	151	(465)	218
Other comprehensive income (loss)	48	(356)	(293)	(295)	(370)
Total comprehensive income	$1,310	$572	$1,102	$3,140	$3,798

Consolidated Statements of Changes in Shareholders' Equity (unaudited)

	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2008	2008	2007	2008	2007
Preferred shares
Balance at beginning of period	$2,263	$2,050	$2,050	$2,050	$1,050
Issued	–	213	–	213	1,150
Redeemed for cancellation	–	–	–	–	(150)
Balance at end of period	2,263	2,263	2,050	2,263	2,050
Common shares
Balance at beginning of period	8,184	7,328	7,250	7,300	7,196
Issued	2,124	856	39	3,014	152
Purchased for cancellation	–	–	(6)	(6)	(65)
Balance at end of period	10,308	8,184	7,283	10,308	7,283
Contributed surplus
Balance at beginning of period	245	267	241	235	292
Renounced stock appreciation rights	–	–	(1)	(2)	(5)
Stock-based compensation awards	1	(18)	1	10	(48)
Other	5	(4)	(6)	8	(4)
Balance at end of period	251	245	235	251	235
Treasury shares – preferred
Balance at beginning of period	(7)	(6)	(21)	(6)	(2)
Sales	2	7	25	13	32
Purchases	(5)	(8)	(7)	(17)	(33)
Balance at end of period	(10)	(7)	(3)	(10)	(3)
Treasury shares – common
Balance at beginning of period	(99)	(119)	(99)	(101)	(180)
Sales	3	41	15	51	133
Purchases	(2)	(21)	(32)	(48)	(69)
Balance at end of period	(98)	(99)	(116)	(98)	(116)
Retained earnings
Balance at beginning of period	18,951	18,698	16,786	18,167	15,771
Transition adjustment – Financial instruments (1)	–	–	–	–	(86)
Net income	1,262	928	1,395	3,435	4,168
Preferred share dividends	(27)	(23)	(26)	(74)	(64)
Common share dividends	(669)	(647)	(587)	(1,954)	(1,684)
Premium paid on common shares purchased for cancellation	–	–	(52)	(49)	(566)
Issuance costs and other	–	(5)	1	(8)	(22)
Balance at end of period	19,517	18,951	17,517	19,517	17,517
Accumulated other comprehensive income (loss)
Transition adjustment – Financial instruments (1)	(45)	(45)	(45)	(45)	(45)
Unrealized gains and losses on available-for-sale securities	(397)	(248)	(123)	(397)	(123)
Unrealized foreign currency translation gains and losses, net of hedging activities	(2,705)	(2,886)	(2,469)	(2,705)	(2,469)
Gains and losses on derivatives designated as cash flow hedges	(354)	(370)	218	(354)	218
Balance at end of period	(3,501)	(3,549)	(2,419)	(3,501)	(2,419)
Retained earnings and Accumulated other comprehensive income	16,016	15,402	15,098	16,016	15,098
Shareholders’ equity at end of period	$28,730	$25,988	$24,547	$28,730	$24,547

(1)	The transition adjustment relates to the implementation of the new financial instruments accounting standards. Refer to Note 1 to the Consolidated Financial Statements of our 2007 Annual Report.

Royal Bank of Canada        Third Quarter 2008        45

Consolidated Statements of Cash Flows (unaudited)

	For the three months ended			For the nine months ended
(C$ millions)	July 31 2008	April 30 2008	July 31 2007	July 31 2008	July 31 2007
Cash flows from operating activities
Net income	$1,262	$928	$1,395	$3,435	$4,168
Adjustments to determine net cash from (used in) operating activities
Provision for credit losses	334	349	178	976	528
Depreciation	135	133	109	389	317
Business realignment payments	(3)	(2)	(7)	(10)	(33)
Future income taxes	(9)	(277)	(102)	(469)	(206)
Amortization of other intangibles	39	29	25	90	72
Gain on sale of premises and equipment	(4)	(4)	(4)	(12)	(12)
(Gain) loss on loan securitizations	(25)	(76)	32	(123)	(43)
Gain on available-for-sale securities	(35)	(12)	(44)	(55)	(121)
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	52	(2)	(330)	325	197
Net change in accrued interest receivable and payable	46	66	(130)	211	37
Current income taxes	3	(78)	244	(1,610)	372
Derivative assets	2,666	1,602	(8,587)	(2,492)	(16,550)
Derivative liabilities	(4,938)	(2,576)	9,468	(5,397)	16,034
Trading securities	4,020	11,043	6,012	12,496	(6,407)
Net change in brokers and dealers receivable and payable	(670)	(671)	(381)	75	(269)
Other	3,971	(3,110)	1,560	(518)	1,886
Net cash from (used in) operating activities	6,844	7,342	9,438	7,311	(30)
Cash flows used in investing activities
Change in interest-bearing deposits with banks	(977)	1,315	(1,647)	(1,445)	343
Change in loans, net of loan securitizations	(13,018)	(11,206)	(11,065)	(34,759)	(29,857)
Proceeds from loan securitizations	2,430	2,846	2,412	6,681	6,353
Proceeds from sale of available-for-sale securities	930	4,695	2,862	6,613	7,417
Proceeds from maturity of available-for-sale securities	1,959	4,044	4,814	11,842	11,399
Purchases of available-for-sale securities	(3,153)	(7,907)	(4,416)	(19,121)	(14,291)
Net acquisitions of premises and equipment	(218)	(322)	(169)	(807)	(512)
Change in assets purchased under reverse repurchase agreements and securities borrowed	5,520	14,847	(5,041)	8,261	(17,805)
Net cash used in acquisitions	(90)	(855)	(90)	(954)	(373)
Net cash (used in) from investing activities	(6,617)	7,457	(12,340)	(23,689)	(37,326)
Cash flows from financing activities
Change in deposits	3,777	(1,201)	3,597	31,787	28,951
Issue of RBC Trust Capital Securities (RBC TruCS)	–	500	–	500	–
Repayment of subordinated debentures	–	–	(500)	(500)	(989)
Issue of subordinated debentures	1,000	1,000	87	2,000	87
Issue of preferred shares	–	213	–	213	1,150
Redemption of preferred shares for cancellation	–	–	–	–	(150)
Issuance costs	(1)	(5)	–	(6)	(24)
Issue of common shares	21	25	36	78	139
Purchase of common shares for cancellation	–	–	(58)	(55)	(631)
Sales of treasury shares	5	48	40	64	165
Purchase of treasury shares	(7)	(29)	(39)	(65)	(102)
Dividends paid	(669)	(662)	(607)	(1,992)	(1,664)
Dividends/distributions paid by subsidiaries to non-controlling interests	(1)	(1)	(30)	(32)	(62)
Change in obligations related to assets sold under repurchase agreements and securities loaned	(1,917)	(11,982)	(1,365)	(10,410)	(1,261)
Change in obligations related to securities sold short	(1,578)	(1,048)	2,779	(3,003)	12,904
Change in short-term borrowings of subsidiaries	705	99	(153)	965	(403)
Net cash from (used in) financing activities	1,335	(13,043)	3,787	19,544	38,110
Effect of exchange rate changes on cash and due from banks	51	15	(64)	179	(64)
Net change in cash and due from banks	1,613	1,771	821	3,345	690
Cash and due from banks at beginning of period	5,958	4,187	4,270	4,226	4,401
Cash and due from banks at end of period	$7,571	$5,958	$5,091	$7,571	$5,091
Supplemental disclosure of cash flow information
Amount of interest paid in period	$3,713	$4,010	$4,881	$12,614	$14,061
Amount of income taxes paid in period	$85	$312	$476	$1,901	$1,163

46        Royal Bank of Canada        Third Quarter 2008

Notes to the Interim Consolidated Financial Statements (unaudited) (All tabular amounts are in millions of Canadian dollars, except per share and percentage amounts)

These unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and follow the same accounting policies and methods described in our audited Consolidated Financial Statements for the year ended October 31, 2007, except as described below. Under Canadian GAAP, additional disclosures are required in annual financial statements; therefore, these unaudited Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended October 31, 2007, and the accompanying notes included on pages 117 to 176 in our 2007 Annual Report to shareholders (2007 Annual Report). In the opinion of management, all adjustments necessary for a fair presentation of results for the periods reported have been included. These adjustments consist only of normal recurring adjustments, except as otherwise disclosed. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1: Significant accounting policies

Significant accounting changes

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On November 1, 2007, we adopted three new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants (CICA): Handbook Section 1535, Capital Disclosures (Section 1535), Handbook Section 3862, Financial Instruments – Disclosures (Section 3862), and Handbook Section 3863, Financial Instruments – Presentation (Section 3863).

Section 1535 specifies the disclosure of (i) an entity’s objectives,

policies and processes for managing capital, (ii) quantitative data about what the entity regards as capital, (iii) whether the entity has complied with any capital requirements, and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replaced Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revised and enhanced its disclosure requirements and continued its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Note 2: Fair values of financial instruments

The fair value of a financial instrument is the amount at which the financial instrument could be exchanged in an arm’s-length transaction between knowledgeable and willing parties under no compulsion to act. Fair values are determined by reference to quoted bid or ask prices, as appropriate, in the most advantageous active market for that instrument to which we have immediate access. Where bid and ask prices are unavailable, we use the closing price of the most recent transaction of that instrument subject to the liquidation adjustments referred to below. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, we look primarily to external, readily observable market inputs including factors such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable. In limited circumstances, we use input parameters that are not based on observable market data with an adjustment to reflect uncertainty and to ensure that financial instruments are reported at fair values. Based on our assessment we believe that using possible alternative assumptions to determine the fair value of such financial instruments will not result in significantly different fair values.

For certain financial instruments where market prices are not observable due to insufficient trading volume or a lack of recent trades in a less active or inactive market, liquidity adjustments are factored into the determination of their fair values. Liquidity adjustments are also calculated to reflect the cost of unwinding a larger than normal market size risk position.

All of our derivatives transactions are accounted for on a fair value basis. We record valuation adjustments that represent the fair value of the credit risk of our derivative portfolios in order to ascertain their fair values. These adjustments take into account the creditworthiness of our counterparties, the current and potential future mark-to-market of the transactions, and the effects of credit mitigants such as master netting agreements and collateral agreements. Credit valuation adjustments are recalculated regularly for all of our derivative portfolios. Changes to credit valuation adjustments are recorded in current period income.

A net gain of $2 million, representing the change in fair values estimated based on valuation techniques using input parameters that are not supported by observable market data, was recognized in net income for the quarter ended July 31, 2008 (quarter ended April 30, 2008 – $2 million).

The unrealized gain or loss at inception for financial instruments is recognized in net income only if the fair value of the instrument is (i) evidenced by a quoted market price in an active market or observable current market transactions that are substantially the same, (ii) based on a valuation technique that uses observable market inputs, or (iii) the risks associated with the derivative contract are fully offset by another contract(s) with a third party(ies). Unrealized gain or loss at inception is the difference between the transaction price and its fair value on the trade date. For financial instruments where the fair value is not evidenced by the above-mentioned criteria or the risks associated with the original contract are not fully transferred to a third party, the unrealized gain or loss at inception is deferred. The deferred gain or loss is recognized when (i) unobservable market inputs become observable to support the fair value of the transaction, (ii) the risks associated with the original contract are substantially offset by another contract(s) with a third party(ies), (iii) the gain or loss is realized through receipt or payment of cash, or (iv) the transaction is terminated early or on maturity.

We have documented our internal policies that detail our processes for determining fair value, including the methodologies used in establishing our valuation adjustments. These methodologies are consistently applied and periodically reviewed by Group Risk Management.

Royal Bank of Canada        Third Quarter 2008        47

Note 2: Fair values of financial instruments (continued)

The following table summarizes changes in the aggregate amount of deferred unrealized gains or losses at inception for financial instruments for each of the three-month periods ended July 31, 2008 and April 30, 2008.

	As at and for the three months ended
	July 31 2008	April 30 2008
Deferred unrealized gains not yet recognized in net income, as at beginning of period	$177	$180
Add: Deferred unrealized gains (losses) arising during the period	5	(1)
Less: Deferred gains reclassified to net income during the period	2	2
Deferred unrealized gains, as at end of period	$180	$177

The deferred unrealized gains and losses at inception primarily arise in equity structured notes, structured credit and interest rate derivatives, and bank-owned life insurance policies.

Carrying value and fair value of selected financial instruments

The following tables provide a comparison of the carrying and fair values for each classification of financial instruments as at July 31, 2008 and October 31, 2007:

	As at July 31, 2008
	Carrying value and fair value of
	Financial instruments required to be classified as held-for-trading	Financial instruments designated as held-for- trading	Available-for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities (1)	Available-for-sale instruments measured at cost (2)	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$118,066	$19,432	$–	$–	$–	$137,498	$137,498
Available-for-sale (3)	–	–	37,541	–	1,338	38,879	38,879
Total securities	$118,066	$19,432	$37,541	$–	$1,338	$176,377	$176,377
Assets purchased under reverse repurchase agreements and securities borrowed	$–	$18,062	$–	$38,145	$–	$56,207	$56,207
Loans
Retail	$–	$–	$–	$189,910	$–	$189,910	$189,910
Wholesale	–	4,053	–	76,450	–	80,503	80,503
Total loans	$–	$4,053	$–	$266,360	$–	$270,413	$270,413
Other
Derivatives (4)	$69,099	$–	$–	$–	$–	$69,099	$69,099
Other assets	–	185	–	25,132	–	25,317	25,317
Financial liabilities
Deposits
Personal	$–	$2,325	$–	$123,815	$–	$126,140	$126,140
Business and government (5)	–	61,704	–	196,716	–	258,420	258,420
Bank (6)	–	6,660	–	17,871	–	24,531	24,531
Total deposits	$–	$70,689	$–	$338,402	$–	$409,091	$409,091
Other
Obligations related to securities sold short	$41,696	$–	$–	$–	$–	$41,696	$41,696
Obligations related to assets sold under repurchase agreements and securities loaned	–	15,913	–	11,902	–	27,815	27,815
Derivatives	66,623	–	–	–	–	66,623	66,623
Other liabilities	–	–	–	39,195	–	39,195	39,195
Subordinated debentures	–	74	–	7,851	–	7,925	7,925
Trust capital securities	–	–	–	1,400	–	1,400	1,400
Preferred share liabilities	–	–	–	300	–	300	300

(1)	The fair value is not materially different than the carrying value.
(2)	Includes the nominal value of our Held-to-maturity investments which are carried at amortized cost.
(3)	Loan substitutes are classified as Available-for-sale securities.
(4)	Includes $3 million of bank-owned life insurance policies.
(5)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks, securities firms, businesses and governments.
(6)	Bank refers to regulated banks.

48        Royal Bank of Canada        Third Quarter 2008

Note 2: Fair values of financial instruments (continued)

	As at October 31, 2007
	Carrying value and fair value of			Carrying value	Fair value
	Financial instruments required to be classified as held-for-trading	Financial instruments designated as held-for- trading	Available-for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities	Loans and receivables and non-trading liabilities	Available-for-sale instruments measured at cost (1)	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$128,647	$18,838	$–	$–	$–	$–	$147,485	$147,485
Available-for-sale (2)	–	–	29,572	–	–	1,198	30,770	30,770
Total securities	$128,647	$18,838	$29,572	$–	$–	$1,198	$178,255	$178,255
Assets purchased under reverse repurchase agreements and securities borrowed	$–	$25,522	$–	$38,791	$38,791	$–	$64,313	$64,313
Loans
Retail	$–	$–	$–	$168,782	$168,375	$–	$168,782	$168,375
Wholesale	–	3,235	–	65,919	65,910	–	69,154	69,145
Total loans	$–	$3,235	$–	$234,701	$234,285	$–	$237,936	$237,520
Other
Derivatives (3)	$66,585	$–	$–	$–	$–	$–	$66,585	$66,585
Other assets	–	164	–	24,653	24,653	–	24,817	24,817
Financial liabilities
Deposits
Personal	$–	$851	$–	$115,706	$115,609	$–	$116,557	$116,460
Business and government (4)	1,639	56,751	–	161,496	161,217	–	219,886	219,607
Bank (5)	–	5,668	–	23,094	23,095	–	28,762	28,763
Total deposits	$1,639	$63,270	$–	$300,296	$299,921	$–	$365,205	$364,830
Other
Obligations related to securities sold short	$44,689	$–	$–	$–	$–	$–	$44,689	$44,689
Obligations related to assets sold under repurchase agreements and securities loaned	–	24,086	–	12,947	12,947	–	37,033	37,033
Derivatives	72,010	–	–	–	–	–	72,010	72,010
Other liabilities	–	–	–	36,232	36,262	–	36,232	36,262
Subordinated debentures	–	77	–	6,158	6,427	–	6,235	6,504
Trust capital securities	–	–	–	1,400	1,476	–	1,400	1,476
Preferred share liabilities	–	–	–	300	300	–	300	300

(1)	Includes the nominal value of our Held-to-maturity investments which are carried at amortized cost.
(2)	Loan substitutes are classified as Available-for-sale securities.
(3)	Includes $71 million of bank-owned life insurance policies.
(4)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks, securities firms, businesses and governments.
(5)	Bank refers to regulated banks.

The following table presents information on loans and receivables designated as held-for-trading using the fair value option, the maximum exposure to credit risk, the extent to which the risk is mitigated by credit derivatives and similar instruments, and changes in the fair value of these assets as at July 31, 2008 and October 31, 2007. We measure the change in the fair value of loans and receivables designated as held-for-trading due to changes in credit risk as the difference between the total change in the fair value of the instrument during the period and the change in fair value calculated using the appropriate risk-free yield curves.

	July 31, 2008
Loans and receivables designated as held-for-trading	Carrying amount of loans and receivables designated as held-for-trading	Maximum exposure to credit risk	Change in fair value since November 1, 2007 attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments since November 1, 2007	Cumulative change in fair value of credit derivatives or similar instruments (1)

Interest-bearing deposits with banks	$3,780	$3,780	$–	$–	$–	$–	$–
Assets purchased under reverse repurchase agreements and securities borrowed	18,062	18,062	–	–	–	–	–
Loans – Wholesale	4,053	4,053	(77)	(137)	1,183	(2)	7
Total	$25,895	$25,895	$(77)	$(137)	$1,183	$(2)	$7

(1)	The cumulative change is measured from the latter of November 1, 2006, or the initial recognition of the credit derivative or similar instruments.

Royal Bank of Canada        Third Quarter 2008        49

Note 2: Fair values of financial instruments (continued)

	October 31, 2007
Loans and receivables designated as held-for-trading	Carrying amount of loans and receivables designated as held-for-trading	Maximum exposure to credit risk	Change in fair value since November 1, 2006 attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments since November 1, 2006	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$4,821	$4,821	$–	$–	$–	$–	$–
Assets purchased under reverse repurchase agreements and securities borrowed	25,522	25,522	–	–	–	–	–
Loans – Wholesale	3,235	3,164	(42)	(21)	1,106	18	–
Total	$33,578	$33,507	$(42)	$(21)	$1,106	$18	$–

(1)	The cumulative change is measured from the latter of November 1, 2006, or the initial recognition of the credit derivative or similar instruments.

The following table presents the changes in the fair value of our financial liabilities designated as held-for-trading using the fair value option as well as their contractual maturity and carrying amounts. In order to determine the change during a quarter in the fair value of a financial liability that we have designated as held-for-trading, we calculate the present value of the instrument’s contractual cash flows using rates as at the beginning of the quarter: first, using an observed discount rate that reflects our credit spread and, again, using a rate that excludes our credit spread. We then compare the difference between those values to the difference between the same calculations using rates at the end of the period.

	July 31, 2008
Liabilities designated as held-for-trading	Contractual maturity amount	Carrying amount	Difference between carrying amount and contractual maturity amount	Changes in fair value since November 1, 2007 attributable to changes in RBC credit spread	Cumulative change in fair value (1)
Term deposits
Personal	$2,350	$2,325	$(25)	$(19)	$(25)
Business and government (2)	61,880	61,704	(176)	(167)	(241)
Bank (3)	6,661	6,660	(1)	–	(1)
Total term deposits	$70,891	$70,689	$(202)	$(186)	$(267)
Obligations related to assets sold under repurchase agreements and securities loaned	$15,917	$15,913	$(4)	$–	$–
Subordinated debentures	95	74	(21)	(16)	(23)
Total	$86,903	$86,676	$(227)	$(202)	$(290)

(1)	The cumulative change attributable to changes in our credit spread is measured from the latter of November 1, 2006, or the initial recognition of the liabilities designated as held-for-trading.
(2)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks, securities firms, businesses and governments.
(3)	Bank refers to regulated banks.

	October 31, 2007
Liabilities designated as held-for-trading	Contractual maturity amount	Carrying amount	Difference between carrying amount and contractual maturity amount	Changes in fair value since November 1, 2006 attributable to changes in RBC credit spread
Term deposits
Personal	$890	$851	$(39)	$(6)
Business and government (1)	56,741	56,751	10	(74)
Bank (2)	5,668	5,668	–	(1)
Total term deposits	$63,299	$63,270	$(29)	$(81)
Obligations related to assets sold under repurchase agreements and securities loaned	$24,087	$24,086	$(1)	$–
Subordinated debentures	82	77	(5)	(7)
Total	$87,468	$87,433	$(35)	$(88)

(1)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks, securities firms, businesses and governments.
(2)	Bank refers to regulated banks.

The following table presents the contractual maturities of our demand, notice and term deposit liabilities. Included in “within 1 year” are deposits payable on demand and deposits payable after notice. Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal; these are primarily chequing accounts. Deposits payable after notice include all deposits for which we can legally require notice of withdrawal; these are primarily savings accounts.

50        Royal Bank of Canada        Third Quarter 2008

Note 2: Fair values of financial instruments (continued)

Deposits

	As at
	July 31 2008	October 31 2007
Within 1 year	$332,649	$308,708
1 to 2 years	19,446	17,484
2 to 3 years	25,717	15,290
3 to 4 years	8,643	9,501
4 to 5 years	14,792	8,552
Over 5 years	7,844	5,670
	$409,091	$365,205

Note 3: Unrealized gains and losses on Available-for-sale securities

The following table presents the gross unrealized gains and unrealized losses on Available-for-sale securities.

	As at
	July 31, 2008				October 31, 2007
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value (1)
Canadian government debt
Federal	$11,447	$286	$(2)	$11,731	$7,732	$34	$(6)	$7,760
Provincial and municipal	465	6	–	471	279	–	(1)	278
U.S. government debt
Federal	26	–	–	26	–	–	–	–
State, municipal and agencies	3,958	17	(47)	3,928	3,582	14	(52)	3,544
Other OECD government debt (2)	1,124	4	–	1,128	819	1	(2)	818
Mortgage-backed securities	3,212	7	(488)	2,731	3,345	4	(89)	3,260
Asset-backed securities	3,161	–	(86)	3,075	1,812	2	(29)	1,785
Corporate debt and other debt	12,515	78	(154)	12,439	9,855	45	(101)	9,799
Equities	2,861	33	(194)	2,700	2,715	191	(32)	2,874
Loan substitute securities	656	–	(6)	650	656	–	(4)	652
	$39,425	$431	$(977)	$38,879	$30,795	$291	$(316)	$30,770

(1)	The comparative fair values have been revised from those previously presented; these revisions have no impact on our Consolidated Balance Sheets.
(2)	OECD stands for Organisation for Economic Co-operation and Development.

On a quarterly basis, and more frequently when conditions warrant, we evaluate Available-for-sale securities with unrealized losses to determine whether those unrealized losses are other-than-temporary. This determination is based on consideration of several factors including (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value.

As at July 31, 2008, we had unrealized losses of $488 million and $194 million on our investments in mortgage-backed securities and equities, respectively. Mortgage-backed securities, particularly non-agency issuances including subprime, Alt A and other non-agency, have been negatively impacted by spread widening and changes in interest rates. The majority of our holdings are senior class AAA-rated with credit support through subordination, over-collateralization, and excess spread. Based on quantitative analysis and consideration of market and security-specific factors, there is sufficiently strong underlying credit to support our investment tranches. Additionally, the short duration of these securities reduces the credit exposure. A substantial portion of the equities with unrealized losses are publicly traded Canadian bank shares which we hold as economic hedges. While their share prices are under pressure due to current market conditions, these banks are well capitalized, continue to generate strong earnings and continue to pay dividends to shareholders. Based on the aforementioned factors, we do not consider these securities to be other-than-temporarily impaired as at July 31, 2008.

The unrealized losses on the other securities we hold including asset-backed securities, government debt, corporate and other debt are primarily attributable to interest rate changes and widening credit spreads caused by the ongoing disruption in the financial markets, the weakening of the U.S. housing market, and the appreciation of the Canadian dollar against the U.S. dollar. However, based on the underlying credit of the issuers or the fact that some of these securities are over-collateralized, have excess spread to support the credit of the bonds, or are at least A-rated, we believe that the future cash flows will be sufficient to enable us to recover the amortized costs of these securities by their maturity dates. Accordingly, we do not consider these securities to be other-than-temporarily impaired as at July 31, 2008.

We hold collateral, such as mortgages, and other credit enhancements, such as guarantees and credit derivatives, as security for certain of our Available-for-sale securities.

Impairment loss recognized

When we determine that a security’s impairment is other-than-temporary, the amortized cost of the security is written down to fair value and a loss is recognized in net income. During the quarter ended July 31, 2008, $171 million of impairment losses on Available-for-sale securities that we deemed to be other-than-temporary were recognized in net income (quarter ended April 30, 2008 – $101 million).

Royal Bank of Canada        Third Quarter 2008        51

Note 4: Allowance for loan losses and impaired loans

Allowance for loan losses

	As at July 31 2008						As at October 31 2007
	Balance at beginning of period	Write-offs	Recoveries	Provision for credit losses	Other adjustments (1)	Balance at end of period	Balance at end of period
Retail
Residential mortgages	$20	$(1)	$–	$–	$2	$21	$15
Personal	114	(130)	19	99	37	139	96
Credit cards	–	(80)	13	67	–	–	–
Small business (2)	12	(10)	2	11	(1)	14	9
	$146	$(221)	$34	$177	$38	$174	$120
Wholesale
Business (3)	$364	$(113)	$5	$148	$25	$429	$231
Sovereign (4)	–	–	–	–	–	–	–
Bank (5)	–	–	–	–	–	–	–
Specific allowance	$510	$(334)	$39	$325	$63	$603	$351
General allowance (6)	1,300	–	–	9	28	1,337	1,221
Total allowance for credit losses	$1,810	$(334)	$39	$334	$91	$1,940	$1,572
Allowance for off-balance sheet and other items (7)	(80)	–	–	–	(1)	(81)	(79)
Total allowance for loan losses	$1,730	$(334)	$39	$334	$90	$1,859	$1,493

(1)	Primarily represents the translation impact of foreign currency-denominated allowance for loan losses. Included in the Specific and General allowance adjustments are $57 million and $25 million, respectively, related to the loans acquired in connection with the acquisition of RBTT Financial Group. Refer to Note 7.
(2)	Includes small business exposure managed on a pooled basis.
(3)	Includes small business exposure managed on an individual client basis. Includes $36 million (October 31, 2007 – $nil) of provisions related to loans extended under liquidity facilities drawn on by RBC-administered multi-seller asset-backed commercial paper conduit programs.
(4)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(5)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(6)	Includes $81 million related to off-balance sheet and other items (October 31, 2007 – $79 million).
(7)	The allowance for off-balance sheet and other items is reported separately under Other liabilities.

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are past due but not classified as impaired because they are either (i) less than 90 days past due, or (ii) fully secured and collection efforts are reasonably expected to result in repayment. Credit card balances are written off when a payment is 180 days in arrears.

Loans past due but not impaired

	As at July 31, 2008
	1-29 days	30-89 days	90 days and greater	Total
Retail	$2,953	$1,202	$300	$4,455
Wholesale	1,593	592	106	2,291
Total	$4,546	$1,794	$406	$6,746

52        Royal Bank of Canada        Third Quarter 2008

Note 4: Allowance for loan losses and impaired loans (continued)

Impaired loans (1)

	As at
	July 31 2008			October 31 2007
	Gross	Specific allowance	Net	Net
Retail
Residential mortgages	$283	$(21)	$262	$165
Personal	292	(139)	153	93
Small business (2)	33	(14)	19	10
	$608	$(174)	$434	$268
Wholesale
Business (3), (4)	$1,548	$(429)	$1,119	$499
Sovereign (5)	–	–	–	–
Bank (6)	–	–	–	–
	$1,548	$(429)	$1,119	$499
Total	$2,156	$(603)	$1,553	$767

(1)	Average balance of gross impaired loans for the nine months ended July 31, 2008, was $1,652 million (October 31, 2007 – $921 million).
(2)	Includes small business exposure managed on a pooled basis.
(3)	Includes small business exposure managed on an individual client basis. Includes gross and net impaired loans of $174 million (October 31, 2007 – $nil) and $138 million (October 31, 2007 – $nil), respectively, related to loans extended under liquidity facilities drawn on by RBC-administered multi-seller asset-backed commercial paper conduit programs.
(4)	The comparative number that we had reported previously included certain U.S. foreclosed assets of $22 million that had already been reported as acquired assets in respect of problem loans below. Accordingly, the comparative number was decreased by $22 million.
(5)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(6)	Bank refers primarily to regulated deposit-taking institutions and securities firms.

The principal collateral and other credit enhancements we hold as security for loans include (i) insurance, mortgages over residential lots and properties, (ii) recourse to business assets such as real estate, equipment, inventory and accounts receivable, (iii) recourse to the commercial real estate properties being financed, and (iv) recourse to liquid assets, guarantees and securities.

During the quarter ended July 31, 2008, we acquired $100 million of assets in respect of problem loans (quarter ended October 31, 2007 – $22 million). The related reduction in the Allowance for credit losses was $49 million (quarter ended October 31, 2007 – nominal).

Note 5: Securitizations

Securitization activity for the three months ended (1)

	July 31 2008 (2)		April 30 2008 (2)		July 31 2007 (3)
	Credit card loans (4)	Canadian residential mortgage loans (5),(6)	Credit card loans (4)	Canadian residential mortgage loans (5),(6)	Canadian residential mortgage loans (5),(6)	Commercial mortgage loans (2)
Securitized and sold	$423	$2,021	$1,047	$1,800	$1,834	$650
Net cash proceeds received	404	2,007	1,000	1,800	1,778	634
Asset-backed securities purchased	19	–	46	–	–	–
Retained rights to future excess interest	2	37	7	70	40	–
Pre-tax gain (loss) on sale	2	23	6	70	(16)	(16)

(1)	We did not recognize an asset or a liability for our servicing rights with respect to the securitized loans as we received adequate compensation for our services.
(2)	We did not securitize any commercial mortgage loans during the quarters ended July 31, 2008 and April 30, 2008. During the quarter ended July 31, 2007, the net cash proceeds received represent gross proceeds of $634 million. We did not purchase any notes as part of our securitization activities for the quarter ended July 31, 2007.
(3)	We did not securitize credit card loans during the quarter ended July 31, 2007.
(4)	With respect to the securitization of credit card loans, the net cash proceeds received represent gross cash proceeds of $423 million for the quarter ended July 31, 2008 (April 30, 2008 – $1,046 million) less funds used to purchase notes issued by the trust with a principal value of $19 million for the quarter ended July 31, 2008 (April 30, 2008 – $46 million).
(5)	Canadian insured residential mortgage loans securitized during the quarter through the creation of mortgage-backed securities and retained as at July 31, 2008 were $2,262 million (April 30, 2008 – $2,514 million; July 31, 2007 – $867 million). These securities are carried at fair value.
(6)	All Canadian residential mortgage loans securitized are insured.

Royal Bank of Canada        Third Quarter 2008        53

Note 5: Securitizations (continued)

Securitization activity for the nine months ended (1)

	July 31			July 31
	2008			2007 (2)
	Credit card loans (2)	Canadian residential mortgage loans (3),(4)	Commercial mortgage loans (5)	Canadian residential mortgage loans (3),(4)	Commercial mortgage loans (5)
Securitized and sold	$1,470	$5,071	$166	$4,855	$1,572
Net cash proceeds received	1,404	5,047	156	4,787	1,566
Asset-backed securities purchased	65	–	9	–	–
Retained rights to future excess interest	9	140	–	117	–
Pre-tax gain (loss) on sale	8	116	(1)	49	(6)

(1)	We did not recognize an asset or a liability for our servicing rights with respect to the securitized loans as we received adequate compensation for our services.
(2)	With respect to the securitization of credit card loans during the nine months ended July 31, 2008, the net cash proceeds received represent gross cash proceeds of $1,469 million less funds used to purchase notes issued by the trust with a principal value of $65 million. We did not securitize any credit card loans during the nine months ended July 31, 2007.
(3)	Canadian insured residential mortgage loans securitized during the nine-month period through the creation of mortgage-backed securities and retained as at July 31, 2008, were $3,896 million (July 31, 2007 – $1,877 million). These securities are carried at fair value.
(4)	All Canadian residential mortgage loans securitized are insured.
(5)	During the nine months ended July 31, 2008, the net cash proceeds received represent gross proceeds of $165 million less funds used to purchase notes of $9 million. The principal value of the notes was $10 million. During the nine months ended July 31, 2007, the net cash proceeds received represent gross proceeds of $1,566 million. We did not purchase any notes as part of our securitization activities for the nine months ended July 31, 2007.

The key assumptions used to value the retained interests at the date of securitization for activities during the quarter ended July 31, 2008, are summarized below.

Key assumptions (1), (2)

	Credit card loans	Canadian residential mortgage loans
		Variable rate	Fixed rate
Expected weighted average life of prepayable receivables (in years)	.25	2.97	2.40
Payment rate	38.30%	37.73%	16.30%
Excess spread, net of credit losses	3.83	.86	1.35
Expected credit losses	2.49	n.a.	n.a.
Discount rate	10.00%	3.15 – 4.01%	3.15 – 4.01%

(1)	All rates are annualized except the payment rate for credit card loans, which is monthly.
(2)	This analysis is not applicable for commercial mortgage loans securitizations as we have not retained rights to future excess spread in these transactions.
n.a.	not applicable

In addition to the above securitization transactions, we sold US$26 million and US$41 million (C$27 million and C$42 million) of whole loans in commercial real estate mortgages for multi-family properties to third-party investors at their principal amounts during the three months and nine months ended July 31, 2008, respectively. The gains on these sales were nominal. None were sold during the third quarter of 2007.

Note 6: Derivative financial instruments and hedging activities

The following table presents the fair values of the derivatives and non-derivative financial instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

	As at July 31, 2008				As at October 31, 2007
	Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships
Derivatives and non-derivative financial instruments	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship (1)	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship (1)
Financial assets
Derivative financial instruments (2)	$319	$567	$15	$68,198	$390	$268	$856	$65,071
Financial liabilities
Derivative financial instruments (2)	$926	$151	$280	$65,266	$206	$166	$5	$71,633
Non-derivative financial instruments (3)	–	410	4,973	n.a.	–	472	4,307	n.a.

(1)	Includes $3 million of bank-owned life insurance policies (October 31, 2007 – $71 million).
(2)	All derivative instruments are carried at fair value.
(3)	Non-derivative financial instruments are carried at amortized cost.
n.a.	not applicable

54        Royal Bank of Canada        Third Quarter 2008

Note 6: Derivative financial instruments and hedging activities (continued)

Hedging activities

	For the three months ended July 31, 2008				For the three months ended April 30, 2008					For the three months ended July 31, 2007
	Net gains (losses) included in Non- interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI		Net gains (losses) included in Non- interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI		Net gains (losses) included in Non- interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI
Fair value hedges
Ineffective portion	$(6)	n.a.	$	n.a.	$10	$	n.a.	$	n.a.	$(10)	$	n.a.	$	n.a.
Cash flow hedges
Ineffective portion	–	n.a.		n.a.	–		n.a.		n.a.	(6)		n.a.		n.a.
Effective portion	n.a.	n.a.		(11)	n.a.		n.a.		(144)	n.a.		n.a.		144
Reclassified to income during the period (1)	n.a.	(40)		n.a.	n.a.		25		n.a.	n.a.		(10)		n.a.
Net investment hedges
Foreign currency gains (losses)	n.a.	n.a.		434	n.a.		n.a.		55	n.a.		n.a.		(701)
(Losses) gains from hedges	n.a.	n.a.		(252)	n.a.		n.a.		(46)	n.a.		n.a.		405
	$(6)	$(40)		$171	$10		$25		$(135)	$(16)		$(10)		$(152)

(1)	After-tax losses of $27 million were reclassified from Accumulated other comprehensive income (AOCI) for the three months ended July 31, 2008 (three months ended April 30, 2008 – gains of $16 million; three months ended July 31, 2007 – losses of $7 million).
n.a.	not applicable

	For the nine months ended July 31, 2008					For the nine months ended July 31, 2007
	Net gains (losses) included in Non- interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI		Net gains (losses) included in Non- interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI
Fair value hedges
Ineffective portion	$3	$	n.a.	$	n.a.	$(11)	$	n.a.	$	n.a.
Cash flow hedges
Ineffective portion	(7)		n.a.		n.a.	(7)		n.a.		n.a.
Effective portion	n.a.		n.a.		(478)	n.a.		n.a.		190
Reclassified to income during the period (1)	n.a.		(18)		n.a.	n.a.		(43)		n.a.
Net investment hedges
Foreign currency gains (losses)	n.a.		n.a.		1,499	n.a.		n.a.		(858)
(Losses) gains from hedges	n.a.		n.a.		(994)	n.a.		n.a.		434
	$(4)		$(18)		$27	$(18)		$(43)		$(234)

(1)	After-tax losses of $13 million were reclassified from AOCI for the nine months ended July 31, 2008 (nine months ended July 31, 2007 – losses of $28 million).
n.a.	not applicable

Fair value of derivative instruments by term to maturity

	As at
	July 31				October 31
	2008				2007
	Less than 1 year	1 to 5 years	Over 5 years	Total	Total
Derivative assets (1), (2)	$17,644	$26,790	$23,891	$68,325	$65,568
Derivative liabilities (3)	17,087	25,881	22,924	65,892	71,422

(1)	Includes $3 million of bank-owned life insurance policies (October 31, 2007 – $71 million).
(2)	Excludes margin requirements of $774 million (October 31, 2007 – $1,017 million).
(3)	Excludes market and credit valuation adjustments of $731 million (October 31, 2007 – $588 million).

Note 7: Significant acquisitions

International Banking

On June 16, 2008, we completed the acquisition of RBTT Financial Group (RBTT) for a total purchase price of TT$13.7 billion (C$2.2 billion). RBTT is a Caribbean-owned banking and financial services group which offers a complete range of banking and financial intermediation services to customers in Trinidad and Tobago and the Caribbean. The purchase price allocation below is preliminary and may be revised when estimates and assumptions are finalized and the valuation of assets and liabilities is completed. We do not anticipate that these revisions would be significant to the financial statements.

We have not recognized revenues or expenses for the month of July 2008 as we report the results of RBTT on a one-month lag basis.

On February 22, 2008, RBC Bancorporation (USA), formerly RBC Centura Banks, Inc., completed the acquisition of Birmingham-based Alabama National BanCorporation (ANB), parent of 10 subsidiary banks and other affiliated businesses in Alabama, Florida and Georgia. The

Royal Bank of Canada        Third Quarter 2008        55

Note 7: Significant acquisitions (continued)

purchase price allocation is preliminary and has not been finalized because the valuation of certain assets and liabilities has not been completed. Details of the purchase price and the preliminary allocation, which have been updated during the quarter, are as follows:

	ANB	RBTT
Acquisition date	February 22, 2008	June 16, 2008
Business segment	International Banking	International Banking
Percentage of shares acquired	100%	100%
Purchase consideration in the currency of the transaction	Total cash payment of US$933 million and 16.4 million RBC shares valued at US$49.9067 each	Total cash payment of TT$8.3 billion and 18.2 million RBC shares valued at US$48.2540 each
Purchase consideration in Canadian dollar equivalent	C$1,781	C$2,278
Fair value of tangible assets acquired (1)	$7,458	$8,776
Fair value of liabilities assumed	(7,081)	(8,155)
Fair value of identifiable net assets acquired	377	621
Core deposit intangibles (2)	91	121
Goodwill	1,313	1,536
Total purchase consideration	$1,781	$2,278

(1)	Included in the fair value of tangible assets acquired from ANB are loans of approximately $140 million (US$139 million) that have been identified for sale.
(2)	Core deposit intangibles are amortized on a straight-line basis over an estimated average useful life of seven years.

In December 2007, we completed the acquisition of a 50% interest in Fidelity Merchant Bank & Trust Limited, the Bahamas-based wholly owned subsidiary of Fidelity Bank & Trust International Limited, to form a joint venture called Royal Fidelity Merchant Bank & Trust Limited. The acquisition is not material to International Banking.

Wealth Management

On June 20, 2008, RBC Capital Markets Corporation, formerly RBC Dain Rauscher Inc., completed the acquisition of Washington D.C.-based Ferris, Baker Watts, Incorporated (FBW), a full-service broker-dealer with 42 branch offices in eight states and the District of Columbia.

On May 1, 2008, we completed the acquisition of Vancouver-based Phillips, Hager & North Investment Management Ltd. (PH&N), an investment management firm with approximately $68 billion of assets under management.

The purchase price allocations of these acquisitions are preliminary and have not been finalized because the valuation of certain assets and liabilities has not been completed. Details of the preliminary purchase price allocations are as follows:

	PH&N	FBW
Acquisition date	May 1, 2008	June 20, 2008
Business segment	Wealth Management	Wealth Management
Percentage of shares acquired	100%	100%
Purchase consideration in the currency of the transaction (1)	20.2 million RBC shares and 6.75 million exchangeable shares of a wholly owned subsidiary of RBC valued at $48.0025 each	Total cash payment of US$26 million and 4.8 million RBC shares valued at US$48.2485 each
Purchase consideration in Canadian dollar equivalent	C$1,297	C$ 264
Fair value of tangible assets acquired	$67	$430
Fair value of liabilities assumed	(57)	(308)
Fair value of identifiable net assets acquired	10	122
Customer list (2)	–	7
Customer relationships (3)	417	–
Goodwill	870	135
Total purchase consideration	$1,297	$264

(1)	The exchangeable shares issued for the acquisition of PH&N will be exchanged on a one-for-one basis for RBC common shares three years after closing in accordance with the purchase agreement.
(2)	The customer list is amortized on a straight-line basis over an estimated average useful life of seven years.
(3)	Customer relationships are amortized on a straight-line basis over an estimated average useful life of 11 years.

Note 8: Pension and other post-employment benefits

We offer a number of benefit plans which provide pension and other post-employment benefits to eligible employees. Expenses for these benefit plans are presented in the following table:

	For the three months ended			For the nine months ended
	July 31 2008	April 30 2008	July 31 2007	July 31 2008	July 31 2007
Pension benefit expense	$82	$83	$94	$251	$278
Other post-employment benefit expense	28	28	28	84	83

Note 9: Variable interest entities

Auction rate securities

In the first quarter of 2008, we purchased U.S. auction rate securities (ARS) in entities which funded their long-term investments in student loans by issuing short-term senior and subordinated notes. Principal and accrued interest on the student loans are largely guaranteed by U.S. government agencies. In our role as auction remarketing agent to these entities, we are under no legal obligation to purchase the notes issued by these entities in the auction process.

56        Royal Bank of Canada        Third Quarter 2008

Note 9: Variable interest entities (continued)

Certain of the ARS entities from which we purchased the ARS are Variable Interest Entities (VIEs) under CICA Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15), for which we are considered the Primary Beneficiary. Total assets in these entities as at July 31, 2008 were $1.4 billion. These assets that support the obligations of the consolidated VIEs are reported on our Consolidated Balance Sheets primarily as follows: Cash and due from banks of $67 million, Retail loans of $1.3 billion which primarily consist of student loans, and Other assets of $48.2 million.

For the unconsolidated ARS VIEs in which we have significant variable interests (excluding our significant variable interests in the Tender Option Bond (TOB) programs and the unaffiliated VIE as discussed below), total assets of the VIEs as at July 31, 2008 were $7.7 billion. Our maximum exposure to loss as at July 31, 2008, which comprises the associated ARS inventory, amounted to $2.5 billion as at July 31, 2008, and this amount is recognized in Trading securities.

In the second and third quarters of 2008, we sold approximately $1.1 billion of the ARS into TOB programs. Each TOB program consists of a credit enhancement (CE) trust and a TOB trust. Each ARS sold to the TOB program is supported by a letter of credit issued by us and is financed by the issuance of floating-rate certificates to short-term investors and a residual certificate to a single third-party investor. We are the remarketing agent for the floating-rate certificates and we provide liquidity facilities to each of the TOB programs to purchase any floating-rate certificates that have been tendered but not remarketed.

Both the CE and the TOB trusts are VIEs. We hold significant variable interests in these trusts through our liquidity facilities and letters of credit. However, we are not exposed to the majority of their variability and, as a result, we do not consolidate these trusts under AcG-15. As at July 31, 2008, total assets of these VIEs and our maximum exposure to loss as a result of our involvement with the VIEs were $1.1 billion and $1.2 billion, respectively. The liquidity facilities and letters of credit are included in our disclosure on guarantees in Note 14.

In the third quarter of 2008, we sold $465 million of our ARS to an unaffiliated and unconsolidated VIE at fair market value, which includes $279 million that we had committed to sell as at April 30, 2008. The purchase of the ARS by this VIE was financed by a loan from us, and the loan is secured by various assets of the VIE. We are the remarketing agent for the ARS. We have significant variable interests in this VIE as a result of providing the ARS loan and guarantees to other businesses of the VIE. However, we are not exposed to the majority of the VIE’s variability and, as a result, we do not consolidate the VIE. As at July 31, 2008, total assets of this VIE and our maximum exposure to loss were $3.9 billion and $425 million, respectively.

Note 10: Significant capital and funding transactions

Trust Capital Securities

On April 28, 2008, we issued $500 million of RBC Trust Capital Securities Series 2008-1 (RBC TruCS 2008-1) through our consolidated subsidiary RBC Capital Trust (Trust), a closed-end trust established under the laws of the Province of Ontario.

The issue was priced at $1,000 per RBC TruCS 2008-1 and will provide an indicated yield of 6.821%, paid semi-annually in an amount of $34.105 on the last day of June and December of each year until June 30, 2018, and floating distributions thereafter at the six-month Bankers’ Acceptance rate plus 350 basis points. The proceeds were used to fund the Trust’s acquisition of trust assets.

The holders of RBC TruCS 2008-1 do not have any conversion rights or any other redemption rights. As a result, upon consolidation of the Trust, RBC TruCS 2008-1 are classified as Non-controlling interest in subsidiaries.

The RBC TruCS 2008-1 may be redeemed on or after June 30, 2013, in whole (but not in part) without the consent of the holders and subject to the approval of the OSFI, for cash equivalent to (i) the Early Redemption Price if the redemption occurs prior to June 30, 2018 or (ii) the Redemption Price if the redemption occurs on or after June 30, 2018. The Redemption Price is an amount equal to $1,000 plus the unpaid indicated distribution thereon, if any. The Early Redemption Price is an amount equal to the greater of (i) the Redemption Price, and (ii) the RBC TruCS 2008-1 Canada Yield Price.

All of the RBC TruCS 2008-1 will be exchanged automatically, without the consent of the holders, for 40 of our non-cumulative redeemable Preferred Shares Series AI upon occurrence of any one of the following events: (i) proceedings are commenced for our winding-up; (ii) the OSFI takes control of us; (iii) we have Tier 1 capital ratio of less than 5% or Total capital ratio of less than 8%; (iv) the OSFI has directed us to increase our capital or provide additional liquidity and we elect such automatic exchange or we fail to comply with such direction.

The RBC TruCS 2008-1 do not represent obligations of or interests in and are not guaranteed or insured by us, the Trust or any of our respective agents or affiliates. The RBC TruCS 2008-1 are not insured or guaranteed by the Canadian Deposit Insurance Corporation or any other governmental agency or instrumentality.

Subordinated debentures

On June 6, 2008, we issued $1 billion of subordinated debentures (the Notes) through our Canadian Medium Term Note Program. The Notes bear interest at a fixed rate of 5% per annum, paid semi-annually, until June 6, 2013, and at the three- month Bankers’ Acceptance rate plus 2.15% thereafter until their maturity on June 6, 2018, paid quarterly.

The Notes may be redeemed, in whole at any time, or in part from time to time, subject to the approval of the OSFI, on not less than 30 days, and not more than 60 days, notice to the registered holders. If the Notes are redeemed prior to June 6, 2013, the Redemption Price will be the greater of the Canada Yield Price and par. The Canada Yield Price is the price which would provide a yield from the redemption date to June 6, 2013, equal to .44% plus the yield which a non-callable Government of Canada bond would carry from the redemption date to June 6, 2013. If the Notes are redeemed on or after June 6, 2013, they will be redeemed at par.

On March 11, 2008, we issued $1 billion of subordinated debentures (the Notes) through our Canadian Medium Term Note Program. The Notes bear interest at a fixed rate of 4.84% per annum, paid semi-annually until March 11, 2013, and at the three-month Bankers’ Acceptance rate plus 2.00% thereafter until their maturity on March 11, 2018, paid quarterly. Proceeds were used for general banking purposes.

Royal Bank of Canada        Third Quarter 2008        57

Note 10: Significant capital and funding transactions (continued)

The Notes may be redeemed, in whole at any time, or in part from time to time, subject to the approval of the OSFI, on not less than 30 days, and not more than 60 days, notice to the registered holders. If the Notes are redeemed prior to March 11, 2013, the Redemption Price will be the greater of the Canada Yield Price and par. The Canada Yield Price is the price which would provide a yield from the redemption date to March 11, 2013, equal to .425% plus the yield which a non-callable Government of Canada bond would carry from the redemption date to March 11, 2013. If the Notes are redeemed after March 11, 2013, they will be redeemed at par.

Other significant capital transactions

On June 27, 2008, we issued 4.7 million common shares for $232 million as part of the consideration paid to acquire FBW. Refer to Note 7.

On June 16, 2008, we issued 18.2 million common shares for $899 million as part of the consideration paid to acquire RBTT. Refer to Note 7.

On May 1, 2008, we issued 20.2 million common shares for $972 million and 6.75 million shares in RBC PH&N Holdings Inc. for $324 million, which, after three years, are exchangeable into RBC common shares as part of the consideration paid to acquire PH&N. Refer to Note 7.

On April 29, 2008, we issued $212.5 million Non-Cumulative First Preferred Shares Series AH at $25 per share. Holders are entitled to receive non-cumulative preferential quarterly dividends in the amount of $.353125 per share to yield 5.65% annually. Subject to regulatory approval, on or after May 24, 2013, we may redeem these shares in whole or in part, at a declining premium.

On February 22, 2008, we issued 16.4 million common shares for $830 million as part of the consideration paid to acquire ANB. Refer to Note 7.

On January 22, 2008, we redeemed all outstanding 6.10% subordinated debentures due January 22, 2013, for 100% of their principal amount plus accrued interest to the redemption date.

Effective November 1, 2007, we renewed our Normal Course Issuer Bid for one year to purchase for cancellation up to 20 million of our common shares through the facilities of the Toronto Stock Exchange. During the quarter, we did not purchase common shares for cancellation. Since the renewal date, we have purchased 1.1 million common shares at an average cost of $49.50 per common share.

Note 11: Revenue from trading and selected non-trading financial instruments

Held-for-trading financial instruments

Total trading revenue includes both trading-related Net interest income and Trading revenue reported in Non-interest income. Net interest income arises from interest and dividends related to trading assets and liabilities and the amortization of premiums and discounts arising on their acquisition or issuance.

Non-interest income includes a $69 million increase in the fair values of our net financial assets classified as held-for-trading for the quarter ended July 31, 2008 (quarters ended April 30, 2008 – decreased by $319 million; July 31, 2007 – increased by $649 million).

	For the three months ended			For the nine months ended
	July 31 2008	April 30 2008	July 31 2007	July 31 2008	July 31 2007
Net interest income (expense) (1)	$226	$242	$(31)	$530	$(213)
Non-interest income (expense)	148	(273)	546	241	1,924
Total	$374	$(31)	$515	$771	$1,711

(1)	Net interest income for the three months ended April 30, 2008 has been revised to reflect the reclassification of certain trading revenue from Net interest income to Non-interest income – Other.

Financial instruments designated as held-for-trading

During the quarter, net gains or losses representing net changes in the fair value of financial assets and financial liabilities designated as held-for-trading increased by $145 million (quarters ended April 30, 2008 – increased by $37 million; July 31, 2007 – decreased by $296 million).

Financial instruments measured at amortized cost

The following were recognized in Non-interest income during the quarter ended July 31, 2008:

•

Net fee income of $811 million, which does not form an integral part of the effective interest rate of financial assets and liabilities other than held-for-trading (quarter ended April 30, 2008 – $744 million).

•	Net fee income of $1,436 million arising from trust and other fiduciary activities (quarter ended April 30, 2008 – $1,247 million).
•	Nominal net gains and losses arising from financial instruments measured at amortized cost (quarter ended April 30, 2008 – nominal).

Note 12: Income taxes on components of Other comprehensive income

The income tax expense or benefit allocated to each component of Other comprehensive income is presented in the table below:

	For the three months ended			For the nine months ended
	July 31 2008	April 30 2008	July 31 2007	July 31 2008	July 31 2007
Net unrealized (losses) gains on available-for-sale securities	$ (132)	$ (130)	$ (83)	$ (253)	$ (62)
Reclassification of losses (gains) on available-for-sale securities to income	49	16	5	71	10
Net foreign currency translation (losses) gains from hedging activities	(117)	(51)	225	(503)	210
Net (losses) gains on derivatives designated as cash flow hedges	(6)	(69)	77	(231)	101
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	13	(9)	4	5	15
Total income taxes (recovery)	$ (193)	$ (243)	$ 228	$ (911)	$ 274

58        Royal Bank of Canada        Third Quarter 2008

Note 13: Earnings per share

	For the three months ended			For the nine months ended
	July 31 2008	April 30 2008	July 31 2007	July 31 2008	July 31 2007
Basic earnings per share
Net income	$1,262	$928	$1,395	$3,435	$4,168
Preferred share dividends	(27)	(23)	(26)	(74)	(64)
Net income available to common shareholders	$1,235	$905	$1,369	$3,361	$4,104
Average number of common shares (in thousands)	1,323,293	1,287,245	1,272,913	1,294,946	1,273,246
Basic earnings per share	$.93	$.70	$1.07	$2.60	$3.22
Diluted earnings per share
Net income available to common shareholders	$1,235	$905	$1,369	$3,361	$4,104
Average number of common shares (in thousands)	1,323,293	1,287,245	1,272,913	1,294,946	1,273,246
Stock options (1)	8,076	8,744	12,808	8,995	13,693
Issuable under other stock-based compensation plans	2,120	2,080	2,506	2,180	3,008
Exchangeable shares (2)	6,750	—	—	2,266	—
Average number of diluted common shares (in thousands)	1,340,239	1,298,069	1,288,227	1,308,387	1,289,947
Diluted earnings per share	$.92	$.70	$1.06	$2.57	$3.18

(1)	The dilutive effect of stock options was calculated using the treasury stock method. For the three months ended July 31, 2008, we excluded from the calculation of diluted earnings per share 3,750,120 average options outstanding with an average exercise price of $53.91, as the exercise price of these options was greater than the average market price of our common shares (three months ended April 30, 2008 – 3,796,476 average options outstanding with an average exercise price of $53.96; three months ended July 31, 2007 – 41,124 average options outstanding with an exercise price of $57.90). For the nine months ended July 31, 2008, we excluded from the calculation of diluted earnings per share 3,501,713 average options outstanding with an average exercise price of $54.03, as the exercise price of these options was greater than the average market price of our common shares (nine months ended July 31, 2007 – 21,089 average options outstanding with an exercise price of $57.90).
(2)	Exchangeable shares were issued for the acquisition of PH&N. Refer to Note 7.

Note 14: Guarantees and contingencies

Guarantees

In the normal course of our business, we enter into numerous agreements that may contain features that meet the definition of a guarantee pursuant to CICA Accounting Guideline 14, Disclosure of Guarantees. The maximum potential amount of future payments represents the maximum risk of loss if there was a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.

The following table summarizes significant guarantees that we have provided to third parties:

	As at
	July 31 2008		October 31 2007
	Maximum potential amount of future payments	Carrying amount	Maximum potential amount of future payments	Carrying amount
Credit derivatives and written put options (1), (2)	$ 62,629	$3,805	$ 70,242	$2,657
Backstop liquidity facilities (3)	38,091	44	43,066	41
Stable value products (2), (4)	20,930	—	17,369	—
Financial standby letters of credit and performance guarantees (5)	19,973	72	16,661	57
Credit enhancements	4,810	22	4,814	30
Mortgage loans sold with recourse	238	—	230	—

(1)	The carrying amount is included in Other – Derivatives on our Consolidated Balance Sheets.
(2)	The notional amount of the contract approximates the maximum potential amount of future payments. The maximum potential future payments comprise $8.1 billion (October 31, 2007 – $7.0 billion) for bank-owned life insurance policies and $12.9 billion (October 31, 2007 – $10.4 billion) for U.S. Employee Retirement Income Security Act of 1974 (ERISA)-governed pension plans such as 401(k) plans.
(3)	Certain RBC-administered multi-seller asset-backed commercial paper conduit programs drew down certain of our backstop liquidity facilities. As at July 31, 2008, these loans totalled US$1,616 million (C$1,655 million) before the allowance for loan losses of US$35 million (C$36 million) and are included in Wholesale Loans – Business on our Consolidated Balance Sheets.
(4)	During the quarter, we recorded a provision of approximately $8 million in connection with the bank-owned life insurance policies stable value contracts. The provision reflects both the value of the assets in the underlying investment portfolios of the policies and our estimate of the probability of the policyholders surrendering their policies.
(5)	The carrying amount is included in Other – Other liabilities on our Consolidated Balance Sheets. Includes $1.2 billion maximum potential amount of future payments related to the ARS TOB programs and represents the higher of the notional amounts of the letters of credit and the liquidity facilities.

In addition to the above guarantees, we transact substantially all of our securities lending activities in which we act as an agent for the owners of securities through our joint venture, RBC Dexia Investor Services (RBC Dexia IS). As at July 31, 2008, RBC Dexia IS securities lending indemnifications totalled $57,230 million (October 31, 2007 –$63,462 million); we are exposed to 50% of this amount.

Refer to Note 27 of our 2007 audited Consolidated Financial Statements for further information on the above guarantees and a description of our obligations under certain indemnification agreements.

Restructuring of non-bank-sponsored asset-backed commercial paper (ABCP) conduits

In August 2007, certain non-bank-sponsored ABCP conduits in Canada faced various liquidity issues which ultimately led them to an agreed upon standstill process and discussions toward a longer-term solution. As a result of negotiations amongst various parties, a proposed restructuring of the ABCP conduits under the Companies Creditors Arrangement Act was reviewed by the Ontario Superior Court (Court). One aspect of the restructuring involves a margin funding facility from a group of derivative counterparties, banks and others. RBC has been

Royal Bank of Canada        Third Quarter 2008        59

Note 14: Guarantees and contingencies (continued)

actively engaged in discussions related to the restructuring and has indicated its support for this margin funding facility, subject to the approval of the restructuring by the Court and the completion of certain other conditions. Upon the approval of the restructuring and the completion of these conditions, we anticipate that we will account for the margin funding facility as a loan commitment.

On June 5, 2008, the Court approved the proposed restructuring of the ABCP conduits but the Court's decision was appealed to the Ontario Court of Appeal. On August 18, 2008, the Ontario Court of Appeal unanimously upheld the decision of the Court. Subject to the resolution of any further appeals, this transaction is expected to close by the end of September 2008.

Pledged assets

In the ordinary course of business, we pledge assets with terms and conditions that are usual and customary to our regular lending, borrowing and trading activities recorded on our Consolidated Balance Sheets. The following are examples of our general terms and conditions on pledged assets:

•	The risks and rewards of the pledged assets reside with the pledgor.
•	The pledged asset is returned to the pledgor when the necessary conditions have been satisfied.
•	The right of the pledgee to sell or repledge the asset is dependent on the specific agreement under which the collateral is pledged.
•	If there is no default, the pledgee must return the comparable asset to the pledgor upon satisfaction of the obligation.

The carrying values of assets pledged against liabilities are shown in the following tables:

	As at
	July 31 2008	October 31 2007
Cash and due from banks	$1,128	$305
Interest-bearing deposits with banks	3,419	3,443
Loans	7,200	1,733
Securities	43,138	51,695
Assets purchased under reverse repurchase agreements	31,689	39,670
Other assets	224	1,052
	$86,798	$97,898

	As at
	July 31 2008	October 31 2007
Assets pledged to:
Foreign governments and central banks	$1,887	$1,981
Clearing systems, payment systems and depositories	1,576	1,772
Assets pledged in relation to:
Securities borrowing and lending	21,700	34,801
Obligations related to securities sold under repurchase agreements	44,955	48,479
Derivative transactions	7,589	7,474
Covered bonds	5,153	–
Other	3,938	3,391
	$86,798	$97,898

Collateral

In the ordinary course of business, we enter into collateral agreements with terms and conditions that are usual and customary to our regular lending and borrowing activities recorded on our Consolidated Balance Sheets. The following are examples of our general terms and conditions on collateral assets that we may sell, pledge or repledge:

•	The risks and rewards of the pledged assets reside with the pledgor.
•	The pledged asset is returned to the pledgor when the necessary conditions have been satisfied.
•	The right of the pledgee to sell or repledge the asset is dependent on the specific agreement under which the collateral is pledged.
•	If there is no default, the pledgee must return the comparable asset to the pledgor upon satisfaction of the obligation.

As at July 31, 2008, the approximate market value of collateral that may be sold or repledged by us was $111.4 billion (October 31, 2007 – $122.4 billion). This collateral was received in connection with reverse repurchase agreements, securities borrowings and derivative transactions. Of this amount, $50.5 billion has been sold or repledged, generally as collateral under repurchase agreements or to cover short sales (October 31, 2007 – $56.5 billion).

60        Royal Bank of Canada        Third Quarter 2008

Note 14: Guarantees and contingencies (continued)

Litigation

Enron Corp. (Enron) litigation

A purported class of purchasers of Enron publicly traded equity and debt securities between January 9, 1999 and November 27, 2001, named Royal Bank of Canada and certain related entities as defendants in an action entitled Regents of the University of California v. Royal Bank of Canada in the United States District Court, Southern District of Texas (Houston Division). The Regent's case was consolidated with the lead action entitled Newby v. Enron Corp., which is the main consolidated purported Enron shareholder class action wherein similar claims have been made against numerous other financial institutions, law firms, accountants and certain current former officers and directors of Enron.

During the fourth quarter of 2005, RBC established a litigation provision of $591 million (US$500 million) or $326 million after-tax (US$276 million) in regard to its Enron-related litigation exposure. We review the status of all the outstanding matters on an ongoing basis. Recent developments, including Supreme Court decisions in the United States, the restatement by the plaintiffs in the Newby case of the basis of their claim and the defendants' reply to that restatement, have caused us to reassess our likely range of potential loss. RBC believes that these developments significantly enhance our position in defending ourselves in regard to outstanding Enron-related litigation, and although there remains a wide range of possible outcomes, we believe that the top end of the range of potential loss has decreased significantly. Management continues to review the impact of these developments so as to revise our estimate of a potential loss in the Regent's case and, as appropriate, the related provision.

In addition, Royal Bank of Canada and certain related entities were named as defendants in several other Enron-related cases, which were filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. Royal Bank of Canada was also named a third-party defendant in cases in which Enron’s accountants, Arthur Andersen LLP, filed claims against a number of third parties, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in these actions. As a result of two recent settlements, a large number of these Enron-related cases, including those where RBC was a potential third-party defendant, have now been concluded in consideration for de minimus payments by RBC.

We will continue to vigorously defend ourselves in any remaining Enron-related cases and will exercise our judgment in resolving them.

Other

We are currently in discussions with U.S. regulators to address the lack of liquidity of ARS held by certain of our retail clients and to develop and implement a program that will provide or enhance the liquidity of such holdings. Given the preliminary stage of these discussions, we are not yet in a position to estimate the impact of any potential loss arising from such a program.

Various other legal proceedings are pending that challenge certain of our practices or actions. We consider that the aggregate liability resulting from these other proceedings will not be material to our financial position or results of operations.

Royal Bank of Canada        Third Quarter 2008        61

Note 15: Results by business segment

Quarterly earnings

	Canadian Banking			Wealth Management			Insurance
	Q3/08	Q2/08	Q3/07	Q3/08	Q2/08	Q3/07	Q3/08	Q2/08	Q3/07
Net interest income	$1,694	$1,636	$1,605	$110	$113	$106	$–	$–	$–
Non-interest income	749	650	712	909	877	900	858	801	590
Total revenue	2,443	2,286	2,317	1,019	990	1,006	858	801	590
Provision for (recovery of) credit losses	204	224	190	1	–	–	–	–	–
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	–	–	553	548	343
Non-interest expense	1,186	1,156	1,219	758	732	747	145	142	137
Net income (loss) before income taxes	1,053	906	908	260	258	259	160	111	110
Income taxes (recoveries)	344	302	312	74	76	82	23	7	7
Non-controlling interest	–	–	–	–	–	–	–	–	–
Net income (loss)	$709	$604	$596	$186	$182	$177	$137	$104	$103
Less: Preferred dividends	7	7	8	4	2	3	1	1	2
Net income (loss) available to common shareholders	$702	$597	$588	$182	$180	$174	$136	$103	$101
Total average assets (1)	$234,700	$228,300	$209,300	$17,200	$18,200	$15,700	$12,600	$12,700	$12,400

Quarterly earnings

	International Banking			Capital Markets (2)			Corporate Support
	Q3/08	Q2/08	Q3/07	Q3/08	Q2/08	Q3/07	Q3/08	Q2/08	Q3/07
Net interest income	$347	$298	$263	$452	$421	$175	$(302)	$(259)	$(184)
Non-interest income	233	266	259	681	59	983	181	92	71
Total revenue	580	564	522	1,133	480	1,158	(121)	(167)	(113)
Provision for (recovery of) credit losses	137	91	17	20	58	(7)	(28)	(24)	(22)
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	–	–	–	–	–
Non-interest expense	485	428	389	717	546	693	(19)	(34)	(20)
Net income (loss) before income taxes	(42)	45	116	396	(124)	472	(74)	(109)	(71)
Income taxes (recoveries)	(29)	5	27	103	(123)	79	(73)	(111)	(158)
Non-controlling interest	3	2	2	24	(14)	33	22	15	15
Net income (loss)	$(16)	$38	$87	$269	$13	$360	$(23)	$(13)	$72
Less: Preferred dividends	6	5	4	6	5	6	3	3	3
Net income (loss) available to common shareholders	$(22)	$33	$83	$263	$8	$354	$(26)	$(16)	$69
Total average assets (1)	$52,600	$47,200	$41,100	$327,900	$351,400	$317,300	$(2,100)	$(3,000)	$(7,000)

Quarterly earnings

	Total
	Q3/08	Q2/08	Q3/07
Net interest income	$2,301	$2,209	$1,965
Non-interest income	3,611	2,745	3,515
Total revenue	5,912	4,954	5,480
Provision for (recovery of) credit losses	334	349	178
Insurance policyholder benefits, claims and acquisition expense	553	548	343
Non-interest expense	3,272	2,970	3,165
Net income (loss) before income taxes	1,753	1,087	1,794
Income taxes (recoveries)	442	156	349
Non-controlling interest	49	3	50
Net income (loss)	$1,262	$928	$1,395
Less: Preferred dividends	27	23	26
Net income (loss) available to common shareholders	$1,235	$905	$1,369
Total average assets (1)	$642,900	$654,800	$588,800

(1)	Calculated using methods intended to approximate the average of the daily balances for the period.
(2)	The results of Capital Markets are reported on a taxable equivalent basis (teb). Teb adjustments gross up Net interest income from certain tax-advantaged sources (Canadian taxable corporate dividends) to their effective tax equivalent value with the corresponding offset recorded in the provision for income taxes. The elimination of the teb gross-up amounts is included in Corporate Support. The teb adjustment for the quarter ended July 31, 2008, was $86 million (quarters ended April 30, 2008 – $90 million; July 31, 2007 – $79 million).

62        Royal Bank of Canada        Third Quarter 2008

Note 15: Results by business segment (continued)

Nine-month earnings

	Canadian Banking		Wealth Management		Insurance		International Banking
	Q3/08	Q3/07	Q3/08	Q3/07	Q3/08	Q3/07	Q3/08	Q3/07
Net interest income	$5,017	$4,711	$335	$318	$–	$–	$893	$792
Non-interest income	2,120	2,052	2,627	2,688	2,499	2,305	736	668
Total revenue	7,137	6,763	2,962	3,006	2,499	2,305	1,629	1,460
Provision for (recovery of) credit losses	642	576	1	–	–	–	299	37
Insurance policyholder benefits, claims and acquisition expense			–	–	1,717	1,536	–	–
Non-interest expense	3,538	3,526	2,178	2,171	422	400	1,291	1,118
Net income (loss) before income taxes	2,957	2,661	783	835	360	369	39	305
Income taxes (recoveries)	971	913	234	253	30	29	(21)	77
Non-controlling interest	–	–	–	–	–	–	7	7
Net income (loss)	$1,986	$1,748	$549	$582	$330	$340	$53	$221
Less: Preferred dividends	21	21	8	7	3	4	14	10
Net income (loss) available to common shareholders	$1,965	$1,727	$541	$575	$327	$336	$39	$211
Total average assets (1)	$229,300	$204,300	$17,100	$16,300	$12,600	$12,700	$46,700	$39,900

Nine-month earnings
			Capital Markets (2)		Corporate Support		Total
			Q3/08	Q3/07	Q3/08	Q3/07	Q3/08	Q3/07
Net interest income			$1,191	$400	$(785)	$(517)	$6,651	$5,704
Non-interest income			1,554	3,170	326	260	9,862	11,143
Total revenue			2,745	3,570	(459)	(257)	16,513	16,847
Provision for (recovery of) credit losses			106	(20)	(72)	(65)	976	528
Insurance policyholder benefits, claims and acquisition expense			–	–	–	–	1,717	1,536
Non-interest expense			1,997	2,185	(64)	(20)	9,362	9,380
Net income (loss) before income taxes			642	1,405	(323)	(172)	4,458	5,403
Income taxes (recoveries)			33	252	(306)	(387)	941	1,137
Non-controlling interest			23	47	52	44	82	98
Net income (loss)			$586	$1,106	$(69)	$171	$3,435	$4,168
Less: Preferred dividends			16	15	12	7	74	64
Net income (loss) available to common shareholders			$570	$1,091	$(81)	$164	$3,361	$4,104
Total average assets (1)			$339,400	$308,400	$(3,900)	$(6,200)	$641,200	$575,400

(1)	Calculated using methods intended to approximate the average of the daily balances for the period.
(2)	The results of Capital Markets are reported on a taxable equivalent basis (teb). Teb adjustments gross up Net interest income from certain tax-advantaged sources (Canadian taxable corporate dividends) to their effective tax equivalent value with the corresponding offset recorded in the provision for income taxes. The elimination of the teb gross-up amounts is included in Corporate Support. The teb adjustment for the nine months ended July 31, 2008, was $308 million (nine months ended July 31, 2007 – $215 million).

New business segments effective third quarter 2008

Effective May 1, 2008, as announced on April 11, 2008, we created our Insurance segment, formerly a business under Canadian Banking, which provides a wide range of creditor, life, health, travel, home and auto insurance products and services to individual and business clients in Canada and the U.S., as well as reinsurance for clients globally. The realignment also resulted in the U.S. & International Banking segment being renamed International Banking. The comparative results have been restated to conform to our new basis of segment presentation.

Management reporting framework

Our management reporting framework is intended to measure the performance of each business segment as if it was a stand-alone business and reflect the way our business segments are managed. This approach is intended to ensure that our business segments’ results reflect all relevant revenue and expenses associated with the conduct of their business and depicts how management views their results. These items do not impact our consolidated results. Refer to Note 30 of our

2007 audited Consolidated Financial Statements for further information on the allocation of expenses between business segments.

Our assumptions and methodologies used in our management reporting framework are periodically reviewed by management to ensure they remain valid. The capital attribution methodologies involve a number of assumptions and estimates that are revised periodically.

In the third quarter of 2008, we reclassified certain Trading revenue reported in the fourth quarter of 2007 and the first and second quarters of 2008 in Capital Markets from Net interest income – Interest income to Non-interest income – Other; the third quarter of 2007 was not impacted. There was no impact to Total revenue as a result of this reclassification.

During the second quarter of 2008, we transferred management oversight of our Wealth Management U.S. subprime and CDO AFS portfolio to Corporate Support, where we have greater expertise in managing these types of investments. Comparative results were not revised to reflect this management change given the insignificance of its impact on comparative periods.

Royal Bank of Canada        Third Quarter 2008        63

Note 16: Nature and extent of risks arising from financial instruments.

We are exposed to the following risks as a result of holding financial instruments: credit risk, market risk, liquidity and funding risk. The following is a description of those risks and how we manage our exposure to them.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Credit risk may arise directly from claims against a debtor or obligor, an issuer of securities or a policyholder through outstanding premiums, or indirectly from claims against a guarantor of credit obligation or a reinsurer on ceded insurance risk.

Risk measurement

Our credit risk portfolio is classified as wholesale and retail, and we employ different risk measurement processes for each portfolio. Credit risk rating systems are designed to assess and quantify the risk inherent in credit activities in an accurate and consistent manner. We use a two-dimensional rating system for both wholesale and retail credit exposures.

The wholesale credit risk rating system is designed to measure and identify the risk inherent in our credit activities in an accurate and consistent manner along two dimensions: borrower risk rating (BRR), which reflects an assessment of the credit quality of the obligor, and loss given default (LGD), which represents the portion of exposure at default expected to be lost when an obligor defaults.

Credit scoring is the primary risk rating system for assessing obligor and transaction risk for retail exposures. Retail portfolios are managed on a pooled basis, where each pool consists of exposures that possess similar homogeneous characteristics. The credit exposure of each pool is assessed along two dimensions: probability of default, which is an estimate of the probability that an obligor with a certain BRR will default within a one-year time horizon, and LGD.

Our gross credit risk exposure is categorized into Lending-related and other, and Trading-related. Lending-related and other credit risk exposure comprises outstanding loans and acceptances, undrawn commitments as well as other exposure, including contingent liabilities such as letters of credit and guarantees, and available-for-sale debt securities. For undrawn commitments and contingent liabilities, gross exposure represents an estimated portion of the contractual amount that is expected to be drawn upon the default of an obligor.

Trading-related credit risk exposure consists of repo-style transactions, which includes repurchase and reverse repurchase agreements and securities lending and borrowing transactions, as well as over-the-counter derivatives. For repurchase and reverse repurchase agreements, gross exposure represents the amount at which securities were initially sold or acquired. For securities lending and borrowing transactions, gross exposure is the amount at which securities were initially loaned or borrowed. For derivatives, the gross exposure amount represents the credit equivalent amount, which is defined as the replacement cost plus an add-on amount for potential future credit exposure as defined by the OSFI.

Credit quality performance

Refer to Note 4 for additional information on the credit quality performance of our loans.

Credit risk exposure by portfolio and sector

	As at
	July 31
	2008
	Lending-related and other			Trading-related
	Loans and acceptances		Other (1)	Repo-style transactions (2)	Over-the- counter derivatives (3)	Total exposure (4)
	Outstanding	Undrawn commitments
Residential mortgages (5)	$122,197	$2	$–	$–	$–	$122,199
Personal	57,419	42,693	73	–	–	100,185
Credit cards	8,367	18,602	–	–	–	26,969
Small business (6)	2,686	2,852	48	–	–	5,586
Retail	$190,669	$64,149	$121	$–	$–	$254,939
Business (7)
Agriculture	$5,321	$400	$20	$–	$14	$5,755
Automotive	3,877	1,765	123	–	236	6,001
Consumer goods	6,362	2,038	401	–	331	9,132
Energy	7,146	8,796	2,496	1	2,072	20,511
Non-bank financial services	4,775	4,885	4,208	67,763	8,789	90,420
Forest products	1,188	490	113	8	28	1,827
Industrial products	4,685	2,197	331	–	150	7,363
Mining and metals	2,475	940	561	65	561	4,602
Real estate and related	21,581	3,464	1,312	202	258	26,817
Technology and media	2,602	2,834	583	–	625	6,644
Transportation and environment	3,363	1,671	553	–	212	5,799
Other	23,196	6,288	9,369	2,895	9,440	51,188
Sovereign (8)	2,393	2,274	9,133	1,861	14,761	30,422
Bank (9)	3,156	4,710	42,643	77,937	25,176	153,622
Wholesale	$92,120	$42,752	$71,846	$150,732	$62,653	$420,103
Total exposure	$282,789	$106,901	$71,967	$150,732	$62,653	$675,042

(1)	Includes contingent liabilities such as letters of credit and guarantees, and available-for-sale debt securities.
(2)	Includes repurchase and reverse repurchase agreements and securities borrowing and lending transactions.
(3)	After factoring in master netting agreements.
(4)	Total exposure represents exposure at default, which is the expected gross exposure upon the default of an obligor. This amount is before any specific allowances and does not reflect the impact of credit risk mitigation. Exposure under Basel II asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit are included in Personal.
(5)	Includes certain synthetic mortgage securitizations.
(6)	Includes small business exposure managed on a pooled basis.
(7)	Includes small business exposure managed on an individual client basis.
(8)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(9)	Bank refers primarily to regulated deposit-taking institutions and securities firms.

64        Royal Bank of Canada        Third Quarter 2008

Note 16: Nature and extent of risks arising from financial instruments (continued)

Credit derivatives

Credit derivatives are over-the-counter contracts that transfer credit risk related to an underlying financial instrument from one counterparty to another. We are exposed to counterparty credit risk when we purchase credit protection or the derivative has a positive fair value. Credit derivatives and the related credit risks are subjected to the same credit approval, limits and monitoring standards used for managing other transactions that create credit exposure. As with other derivatives, we use collateral and master netting agreements for managing counterparty credit risk.

We purchase and sell credit protection for both trading and other-than-trading purposes. Our trading activities are conducted in association with market-making, positioning and managing certain trading-related credit risk.

Trading credit derivatives

As at
July 31 2008
Notional amount	$297,105
Fair value (1)
Positive	9,863
Negative	9,253
Replacement cost (2)	3,639

(1)	Gross fair value before netting.
(2)	Replacement cost is after netting but before collateral.

We also purchase and sell credit derivatives for other-than-trading purposes in order to manage our overall credit portfolio. To mitigate industry sector concentrations and single-name exposures related to our credit portfolio, we purchase credit derivatives to transfer credit risk to third parties. We also sell credit protection in order to diversify our portfolio. The notional amount of other-than-trading credit derivatives represents the contract amount used as a reference point to calculate payments. Notional amounts are generally not exchanged by the counterparties, and do not reflect our exposure at default. None of these contracts are with monoline insurers nor related to U.S. subprime related assets.

Other-than-trading credit derivatives position (notional amount and fair value) (1)

As at
July 31 2008
Notional amount
Business
Automotive	$415
Energy	308
Non-bank financial services	384
Mining and metals	527
Real estate and related	153
Technology and media	18
Transportation and environment	238
Other	471
Sovereign (2)	250
Bank (3)	266
Net protection purchased	$3,030
Offsetting protection sold related to the same reference entity	20
Gross protection purchased	$3,050
Net protection sold (4)	$132
Offsetting protection purchased related to the same reference entity	20
Gross protection sold	$152
Gross protection purchased and sold (notional amount)	$3,202
Fair value (5)
Positive	$159
Negative	27

(1)	Comprises credit default swaps.
(2)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(3)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(4)	Protection sold as at July 31, 2008, is related to Business – Other.
(5)	Gross fair value before netting.

Royal Bank of Canada        Third Quarter 2008        65

Note 16: Nature and extent of risks arising from financial instruments (continued)

Objectives, policies and processes

Our credit risk management principles are guided by our overall risk management principles. The following committees are involved in the management of credit risks: Board of Directors and Conduct Review and Risk Policy Committee (CR&RPC), Group Risk Committee, Policy Review Committee and Structured Transactions Oversight Committee. Working in combination, these committees approve credit risk limits, ensure that management has a framework, and policies, processes and procedures in place to manage credit risks and that the overall credit risk policies are complied with at the business and transaction levels.

Our enterprise-wide credit risk policies set out the minimum requirements for the management of credit risk in a variety of transactional and portfolio management contexts. Our credit risk policies comprise the following six categories:

•	Credit Risk Assessment includes policies related to credit risk analysis, risk rating, risk scoring and trading credit.
•	Credit Risk Mitigation includes credit structuring, collateral and guarantees.
•	Credit Risk Approval includes credit risk limits and exceptions.
•	Credit Documentation focuses on documentation and administration.
•	Credit Review and Deterioration includes monitoring and review.
•	Credit Portfolio Management includes portfolio management and risk quantification.

Our credit risk policies, processes and methodologies have not changed materially from 2007.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, equity or commodity prices, and credit spreads. We are exposed to market risk in our trading activities and our asset/liability management activities. The level of market risk to which we are exposed varies depending on market conditions, expectations of future price and yield movements and the composition of our trading portfolio.

Trading market risk

We conduct trading activities over-the-counter and on exchanges in the spot, forward, futures and options markets, and we offer structured derivative transactions. Market risks associated with trading activities are a result of market-making, positioning, and sales and arbitrage activities in the interest rate, foreign exchange, equity, commodities and credit markets. Our trading operations primarily act as a market maker, executing transactions that meet the financial requirements of our clients and transferring the market risks to the broad financial market. We also act as principal and take proprietary market risk positions within the authorized limits granted by the Board of Directors. The trading book, as defined by the OSFI, consists of cash and derivative positions that are held for short-term resale, taken on with the intent of benefiting in the short term from actual or expected differences between their buying and selling prices or to lock in arbitrage profits.

Trading market risk encompasses various risks associated with cash and related derivative products that are traded in interest rate, foreign exchange, equity, credit and commodity markets and comprise:

•	Interest rate risk, which is the potential adverse impact on our earnings and economic value due to changes in interest rates.
•	Foreign exchange rate risk, which is the potential adverse impact on our earnings and economic value due to currency rate and precious metals price movements and volatilities.
•	Equity risk, which is the potential adverse impact on our earnings due to movements in individual equity prices or general movements in the level of the stock market.
•	Commodities risk, which is the potential adverse impact on our earnings and economic value due to commodities price movements and volatilities.
•	Credit spread risk, which is the general adverse impact on our earnings and economic value due to changes in the credit spreads associated with our holdings of instruments subject to credit risk.
•

Credit specific risk, which is the potential adverse impact on our earnings and economic value due to changes in the creditworthiness and default of issuers on our holdings in bonds and money market instruments, and those underlying credit derivatives.

Risk measurement

We use measurement tools such as Value-at-Risk (VaR), sensitivity analysis and stress testing in assessing global risk-return trends. VaR is a statistical technique that measures the worst-case loss expected over the period within a 99% confidence level. The breadth of our trading activity is designed to diversify market risk to any particular strategy, and to reduce trading revenue volatility. We measure VaR by major risk category on a discrete basis. We also measure and monitor the effects of correlation in the movements of interest rates, credit spreads, exchange rates, equity and commodity prices and highlight the benefit of diversification within our trading portfolio.

As with any modeled risk measure, there are certain limitations that arise from the assumptions used in VaR. Historical VaR assumes that the future will behave like the past. As a result, historical scenarios may not reflect the next market cycle. Furthermore, the use of a 10-day horizon VaR for risk measurement implies that positions could be unwound or hedged within 10 days but this may not be a realistic assumption if the market becomes largely or completely illiquid.

The majority of trading positions in foreign exchange, interest rate, equity, commodity and credit trading have capital calculated under an internal models approach while structured credit derivatives are calculated under the Standardized Approach as prescribed by the OSFI. Also calculated under the Standardized Approach for migration and default (specific) risk are a limited set of interest rate products. These products and risks are not included in our global VaR.

The following table shows our global VaR for total trading activities by major risk category and the diversification effect, which is calculated as the difference between the global VaR and the sum of the separate risk factor VaRs.

66        Royal Bank of Canada        Third Quarter 2008

Note 16: Nature and extent of risks arising from financial instruments (continued)

Global VaR

	July 31, 2008				April 30, 2008		October 31, 2007		July 31, 2007
		For the three months ended				For the three months ended		For the three months ended		For the three months ended
	As at July 31	High	Average	Low	As at April 30	Average	As at October 31	Average	As at July 31	Average
Equity	$10	$18	$11	$6	$18	$14	$8	$10	$7	$10
Foreign exchange	1	8	3	1	3	2	4	3	3	2
Commodities	2	6	3	1	4	3	2	1	1	1
Interest rate	23	31	26	22	24	26	20	19	19	19
Credit specific	7	8	7	5	6	7	3	4	4	3
Diversification	(19)	n.m.	(23)	n.m.	(26)	(23)	(19)	(16)	(15)	(14)
Global VaR	$24	$33	$27	$22	$29	$29	$18	$21	$19	$21

	July 31, 2008				July 31, 2007
		For the nine months ended				For the nine months ended
	As at July 31	High	Average	Low	As at July 31	Average
Equity	$10	$28	$13	$6	$7	$9
Foreign exchange	1	8	3	1	3	2
Commodities	2	6	2	1	1	1
Interest rate	23	32	24	17	19	18
Credit specific	7	9	6	4	4	3
Diversification	(19)	n.m.	(21)	n.m.	(15)	(13)
Global VaR	$24	$40	$27	$18	$19	$20

n.m.	not meaningful. The high and low VaRs for the risk factors as well as the global VaR generally occur at different dates in the period and the diversification benefit, defined as the sum of risk factor VaRs less global VaR, is not meaningful.

Objectives, policies and processes

Our market risk management framework is designed to ensure that our risks are appropriately diversified on a global basis. Oversight of market risk is provided by the Board of Directors through the CR&RPC. Market risk limit approval authorities are established by the Board of Directors, upon recommendation of the CR&RPC, and delegated to senior management.

The independent oversight of trading market risk management activities is the responsibility of Group Risk Management (GRM) – Market and Trading Credit Risk. GRM establishes market risk policies and limits, develops quantitative techniques and analytical tools, vets trading models and systems, maintains the VaR and stress risk measurement systems, and provides enterprise risk reporting on trading activities. This group also provides independent oversight on trading activities, including the establishment and administration of trading operational limits, market risk and counterparty credit limit compliance, risk analytics, and the review and oversight of non-traditional or complex transactions.

Non-trading market risk (Asset/Liability management)

Traditional non-trading banking activities, such as deposit taking and lending, expose us to market risk, of which interest rate risk is the largest component. Our goal is to manage the interest rate risk of the non-trading balance sheet to a target level. We modify the risk profile of the balance sheet through hedging to achieve our target level. We continually monitor the effectiveness of our interest rate risk mitigation activity within Corporate Treasury on a value and earnings basis. For additional information regarding the use of the derivatives in asset and liability management, refer to Note 7 of our 2007 audited Consolidated Financial Statements.

Risk measurement

Our risk position is measured daily, weekly or monthly based on the size and complexity of the portfolio. Measurement of risk is based on rates charged to clients as well as funds transfer pricing rates. Key rate analysis is utilized as a primary tool for risk management as it provides us with an assessment of the sensitivity of the exposure of our economic value of equity to instantaneous changes in individual points on the yield curve.

The following table provides the potential before-tax impact of an immediate and sustained 100 bps increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. These measures are based upon assumptions made by senior management and validated by empirical research. All interest rate risk measures are based upon interest rate exposures at a specific time and continuously change as a result of business activities and our risk management initiatives.

Royal Bank of Canada        Third Quarter 2008        67

Note 16: Nature and extent of risks arising from financial instruments (continued)

Market risk measures – Non-trading banking activities

	July 31 2008						April 30 2008		October 31 2007		July 31 2007
	Economic value of equity risk			Net interest income risk
	Canadian dollar impact	U.S. dollar impact (1)	All currencies	Canadian dollar impact	U.S. dollar impact (1)	All currencies	Economic value of equity risk	Net interest income risk	Economic value of equity risk	Net interest income risk	Economic value of equity risk	Net interest income risk
Before-tax impact of:
100bp increase in rates	$(442)	$(38)	$(480)	$10	$25	$35	$(575)	$9	$(440)	$54	$(307)	$82
100bp decrease in rates	371	26	397	(37)	(20)	(57)	489	(25)	309	(111)	201	(140)

(1)	Represents the impact on the non-trading portfolios held in our U.S. banking operations.

Objectives, policies and processes

Corporate Treasury is responsible for managing our enterprise-wide interest rate risk, monitoring approved limits and compliance with policies and operating standards. Our Asset and Liability Committee (ALCO) provides oversight to Corporate Treasury and reviews the policy developed by Corporate Treasury and provides recommendations to CR&RPC for approval. An Enterprise interest rate risk report is reviewed monthly by the ALCO, and quarterly by the Group Risk Committee and the Board of Directors.

Our interest rate risk policies define the management standards and acceptable limits within which risks to net interest income over a 12-month horizon, and the economic value of equity, are to be contained. These ranges are based on an immediate and sustained +/- 100 bps parallel shift of the yield curve. The limit for net interest income risk is 3% of projected net interest income, and for economic value of equity risk, the limit is 5% of projected common equity. Interest rate risk policies and limits are reviewed and approved annually by the Board of Directors.

Our overall market risk policies and procedures have not changed materially from 2007.

Liquidity and funding risk

Liquidity and funding risk is the risk that we may be unable to generate or obtain sufficient cash or its equivalent in a timely and cost-effective manner to meet our commitments as they come due.

Risk measurement

The assessment of our liquidity position reflects management’s estimates, assumptions and judgments pertaining to current and prospective firm-specific and market conditions and the related behaviour of our clients and counterparties. We measure and manage our liquidity position from three risk perspectives:

•

Structural liquidity risk, which addresses the risk due to mismatches in effective maturities between assets and liabilities, more specifically the risk of over-reliance on short-term liabilities to fund longer-term illiquid assets;

•

Tactical liquidity risk, which addresses our normal day-to-day funding requirements that are managed by imposing prudential limits on net fund outflows in Canadian dollar and foreign currencies for key short-term time horizons, as well as on our pledging activities that are subject to an enterprise-wide framework that assigns a risk-adjusted limit to our aggregate pledging exposure and individual limits by types of pledging activities; and

•	Contingent liquidity risk, which assesses the impact of and our intended responses to sudden stressful events.

Objectives, policies and processes

Our liquidity and funding management framework is designed to ensure that adequate sources of reliable and cost-effective cash or its equivalents are continually available to satisfy our current and prospective financial commitments under normal and contemplated stress conditions. To achieve this objective, we are dedicated to the preservation of the following key liquidity and funding risk mitigation strategies:

•	A large base of core client deposits;
•	Continual access to diversified sources of wholesale funding, including demonstrated capacities to monetize specific asset classes; and
•

A comprehensive and enterprise-wide liquidity contingency plan supported by an earmarked pool of unencumbered marketable securities (referred to as “contingency liquidity assets”) that provide assured access to cash in a crisis.

Our liquidity and funding management practices and processes reinforce these risk mitigation strategies by assigning prudential limits or targets to metrics associated with these activities and regularly measuring and monitoring various sources of liquidity risk under both normal and stressed market conditions. We monitor and manage our liquidity position on a consolidated basis and consider legal, regulatory, tax, operational and any other applicable restrictions when analyzing our ability to lend or borrow funds between branches, branches and subsidiaries, and subsidiaries.

The Board of Directors is responsible for oversight of our liquidity and funding management framework, which is developed and implemented by senior management.

•

The Audit Committee approves our liquidity and funding management framework, our pledging framework, and liquidity contingency plan and establishes broad liquidity risk tolerance levels, and the Board of Directors is informed on a periodic basis about our current and prospective liquidity condition.

•	The Group Risk Committee and the ALCO share management oversight responsibility for liquidity and funding policies and receive regular reports detailing compliance with key limits and guidelines.
•

Corporate Treasury has global responsibility for the development of liquidity and funding management policies, strategies and contingency plans and for recommending and monitoring limits within the framework.

•	Treasury departments of business segments and key subsidiaries execute transactions in line with liquidity management policies and strategies.
•

Subsidiaries are responsible for managing their own liquidity in compliance with policies and practices established under advice and counsel by Corporate Treasury and within governing regulatory requirements.

68        Royal Bank of Canada        Third Quarter 2008

Note 16: Nature and extent of risks arising from financial instruments (continued)

Our principal liquidity and funding policies are reviewed and approved annually by senior management committees and the Board of Directors. These broad policies establish risk tolerance parameters and authorize senior management committees or Corporate Treasury to approve more detailed policies and limits related to specific measures, businesses and products. These policies and procedures govern management, measurement and reporting requirements and define approved liquidity and funding limits.

Targets for our structural liquidity position are approved at least annually and monitored regularly. With respect to net short-term funding requirements, all limits are monitored regularly to ensure compliance. The prescribed treatment of cash flow assets and liabilities under varying conditions is reviewed periodically to determine if they remain valid or changes to assumptions and limits are required in light of internal and/or external developments.

There have been no material changes to our liquidity and funding management framework or levels of liquidity and funding risk since 2007.

Credit ratings

The following table presents our major credit ratings as at August 27, 2008, which remain unchanged from May 28, 2008.

As at August 27, 2008 (1)
	Short-term debt	Senior long- term debt	Outlook
Moody’s Investors Service	P-1	Aaa	stable
Standard & Poor’s	A-1+	AA-	stable
Fitch Ratings	F1+	AA	stable
DBRS	R-1(high)	AA	stable

(1)	Credit ratings are not recommendations to purchase, sell or hold our securities as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

Contractual obligations

In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments that affect our short- and long-term liquidity. Depending on the nature of these commitments, the obligations may be recorded on- and off-balance sheet. The following table provides a summary of our primary future contractual funding commitments.

	July 31					October 31
	2008 (1)					2007 (1)
	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total	Total
Unsecured long-term funding	$17,382	$25,963	$16,340	$3,820	$63,505	$51,540
Covered bonds	–	–	3,195	1,997	5,192	–
Subordinated debentures	128	–	–	7,797	7,925	6,235
	$17,510	$25,963	$19,535	$13,614	$76,622	$57,775

(1)	Amounts represent principal only and exclude accrued interest.

Royal Bank of Canada        Third Quarter 2008        69

Note 17: Capital management

We manage and monitor our capital from several perspectives, including regulatory capital, economic capital and subsidiary capital.

Regulatory capital and capital ratios

Capital levels for Canadian banks are regulated pursuant to guidelines issued by the OSFI, based on standards issued by the Bank for International Settlements. Regulatory capital is allocated to two tiers: Tier 1 and Tier 2. Tier 1 capital comprises the more permanent components of capital and consists primarily of common shareholders’ equity, non-cumulative preferred shares, the majority of which do not have conversion features into common shares, and the eligible amount of innovative capital instruments. In addition, goodwill and other items as prescribed by the OSFI are deducted from Tier 1 capital. Tier 2 capital consists mainly of subordinated debentures, trust subordinated notes, the eligible amount of innovative capital instruments that could not be included in Tier 1 capital, and an eligible portion of the total general allowance for credit losses, less deductions as prescribed by the OSFI. Total capital is defined as the sum of Tier 1 and Tier 2 capital.

Regulatory ratios are calculated by dividing Tier 1 and Total capital by risk-adjusted assets (RAA). The calculation of RAA is determined by the OSFI-prescribed rules relating to on-balance sheet and off-balance sheet exposures and includes an amount for the market risk exposure associated with our trading portfolios, as well as an amount for operational risk.

In addition, the OSFI formally establishes risk-based capital targets for deposit-taking institutions. These targets are currently a Tier 1 capital ratio of 7% and a Total capital ratio of 10%. In addition to the Tier 1 and Total capital ratios, Canadian banks are required to ensure that their assets-to-capital multiple, which is calculated by dividing gross adjusted assets by Total capital, does not exceed a maximum prescribed by the OSFI. As at July 31, 2008, our assets-to-capital multiple did not exceed the maximum allowed.

Effective November 1, 2007, the OSFI adopted new guidelines based on “International Convergence of Capital Measurement and Capital Standards: A Revised Framework – Comprehensive Version (June 2006),” known as Basel II, which introduced several changes from the predecessor framework, commonly referred to as Basel I. Our Tier 1 capital, Total capital and Capital ratios for the quarter ended July 31, 2008, have been calculated using Basel II, which is required to be applied only on a prospective basis. The differences between Basel I and Basel II make it difficult to meaningfully compare the current period capital information and ratios to those as at October 31, 2007; therefore, we have omitted the comparative information.

Regulatory capital and capital ratios

	Basel II
	As at
	July 31 2008	April 30 2008
Capital
Tier 1 capital	$24,150	$23,708
Total capital	29,728	28,597
Risk-adjusted assets
Credit risk	205,888	199,523
Market risk	17,594	19,669
Operational risk	30,707	30,050
Total risk-adjusted assets	$254,189	$249,242
Capital ratios
Tier 1 capital	9.5%	9.5%
Total capital	11.7%	11.5%
Assets-to-capital multiple	19.4X	20.1X

Note 18: Subsequent events

Significant acquisitions

On August 4, 2008, RBC Capital Markets Corporation completed the acquisition of Richardson Barr & Co., a Houston-based energy advisory firm specializing in acquisitions and divestitures in the exploration and production sector. The acquisition was not material to Capital Markets.

Significant capital transaction

On August 22, 2008, we redeemed all $300 million of 4.70% Non-Cumulative First Preferred Shares Series N at a price of $25 per share which was financed out of our general corporate funds.

70        Royal Bank of Canada        Third Quarter 2008

Royal Bank of Canada        Third Quarter 2008        71

Shareholder information

Corporate headquarters

Street address:

Royal Bank of Canada

200 Bay Street

Toronto, Ontario, Canada

M5J 2J5

Tel: (416) 974-5151

Fax: (416) 955-7800

Mailing address:

P.O. Box 1

Royal Bank Plaza

Toronto, Ontario

Canada M5J 2J5

website: rbc.com

Transfer Agent and Registrar

Main Agent

Computershare Trust

Company of Canada

1500 University Street

Suite 700

Montreal, Quebec

Canada H3A 3S8

Tel: 1-866-586-7635

(Canada and the United States) or (514) 982-7555 (International)

Fax: (514) 982-7580

website: computershare.com

Co-Transfer Agent (U.S.)

Computershare Trust Company, N.A.

350 Indiana Street, Suite 800

Golden, Colorado, U.S.A. 80401

Tel: 1-800-962-4284

Co-Transfer Agent (United Kingdom)

Computershare Investor Services PLC

Securities Services – Registrars

P.O. Box No. 82, The Pavilions,

Bridgwater Road,

Bristol BS99 7NH

England

Stock exchange listings

(Symbol: RY)

Common shares are listed on:

Canada – Toronto Stock Exchange (TSX)

U.S. – New York Stock Exchange (NYSE)

Switzerland – Swiss Exchange (SWX)

All preferred shares are listed on the Toronto Stock Exchange.

Valuation Day price

For capital gains purposes, the Valuation Day (December 22, 1971) cost base for our common shares is $7.38 per share. This amount has been adjusted to reflect the two-for-one share split of March 1981 and the two-for-one share split of February 1990. The one-for-one share dividends paid in October 2000 and April 2006 did not affect the Valuation Day value for our common shares.

Shareholder contacts

For dividend information, change in share registration or address, lost stock certificates, tax forms, estate transfers or dividend reinvestment, please contact:

Computershare Trust

Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario

Canada M5J 2Y1

Tel: 1-866-586-7635 (Canada and the United States) or (514) 982-7555 (International)

Fax: 1-888-453-0330 (Canada and the United States) or (416) 263-9394 (International)

e-mail:

service@computershare.com

For other shareholder inquiries, please contact: Shareholder Relations

Royal Bank of Canada

200 Bay Street

9th Floor, South Tower

Toronto, Ontario

Canada M5J 2J5

Tel: (416) 955-7806

Fax: (416) 974-3535

For financial information inquiries, please contact:

Investor Relations

Royal Bank of Canada

200 Bay Street

14th Floor, South Tower

Toronto, Ontario

Canada M5J 2J5

Tel: (416) 955-7802

Fax: (416) 955-7800

or visit our website at

rbc.com/investorrelations

Direct deposit service

Shareholders in Canada and the United States may have their RBC common share dividends deposited directly to their bank account by electronic funds transfer. To arrange for this service, please contact our Transfer Agent and Registrar, Computershare Trust Company of Canada.

Eligible Dividend Designation

For purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our common and preferred shares after December 31, 2005, are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Common share repurchases

We are engaged in a Normal Course Issuer Bid through the facilities of the Toronto Stock Exchange. During the one-year period commencing November 1, 2007, we may repurchase up to 20 million common shares in the open market at market prices. We determine the amount and timing of the purchases.

A copy of our Notice of Intention to file a Normal Course Issuer Bid may be obtained, without charge, by contacting our Secretary at our Toronto mailing address.

2008 Quarterly earnings

release dates

First quarter	February 29
Second quarter	May 29
Third quarter	August 28
Fourth quarter	December 5

2009 Annual Meeting

The Annual Meeting of Shareholders will be held on Thursday, February 26, 2009, at the Vancouver Convention & Exhibition Centre,

Parkview Terrace, 999 Canada Place, Vancouver, British Columbia, Canada.

Dividend dates for 2008

Subject to approval by the Board of Directors

Record dates	Payment dates

Common and preferred	January 24	February 22
shares series W, AA, AB, AC, AD, AE,	April 24	May 23
AF and AG	July 24	August 22
	October 27	November 24
Preferred shares series AH	July 24	August 22
	October 27	November 24

Information contained in or otherwise accessible through the websites mentioned in this report to shareholders does not form a part of this report. All references in this report to shareholders to websites are inactive textual references and are for your information only.

Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC and RBC TruCS, which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or its subsidiaries under license. All other trademarks mentioned in this report, which are not the property of Royal Bank of Canada, are owned by their respective holders. RBC Dexia IS and affiliated RBC Dexia IS companies are licensed users of the RBC trademark.